08044713

PENNS WOODS BANCORP, INC.

2007 Annual Report & Form 10-K

MISSION STATEMENT

Jersey Shore State Bank is a locally owned, independent, community bank with emphasis on servicing the needs of consumers and small to medium size businesses at a profit, thereby enhancing shareholder value through a professionally-trained and dedicated staff with sound financial resources. We are committed to community leadership and growth.

TABLE OF CONTENTS

Letter to Shareholders 2

Three Year Financial Highlights 3

Consolidated Balance Sheet 4

Consolidated Statement of Income 5

Consolidated Statement of Changes in Shareholders' Equity
and Comprehensive Income 6

Consolidated Statement of Cash Flows 7

Notes to Consolidated Financial Statements 8

Management's Discussion and Analysis 25

Report of Independent Auditors 39

Form 10-K 40

Management and Board of Directors 64

Offices of Jersey Shore State Bank 65

To Our Shareholders

Dear Shareholder:

Looking back over 2007, I see an organization that continued to be a strong performer in an uncertain economic landscape while also building for the future. In last years letter I discussed our focus to better serve customers and to increase operating efficiencies through the implementation of electronically submitting and receiving checks from the Federal Reserve Bank, also known as Check 21. This task was accomplished in 2007 and has provided immediate benefits such as, but not limited to, elimination of daily transaction cut-off times at most branches, same day credit for customer deposits, decreased fraud and check losses due to quicker notification of fraudulent or non-sufficient fund checks, and the ability to reduce or even eliminate various pieces of equipment and associated maintenance contracts. Further focus on electronic initiatives led to the implementation of remote deposit capture for our commercial customers. The product has been well received and is serving as a building block to not only strengthen ties with current customers, but also to attract new customers. These are just two examples of initiatives that your company has undertaken to prepare and build for the future.

While there were initiatives being taken to build efficiencies there were also challenges that were met and conquered. These challenges ranged from continued competition to softening loan demand and national economic and credit quality concerns. Competition as we are all aware will always be a factor, however, as in the past we fought the competition by leading with a strong array of products, a high level of customer service, and a willing and able ear to listen to the needs and desires of our customers. Despite a softening loan market, we were able to maintain $360 million in gross loans, while not sacrificing loan quality. We will continue to hold our ground on credit quality as it is the foundation on which we stand. Granted, the national economic outlook is not positive, but our market area, to date, has not been greatly impacted by drastic swings in real estate prices nor has the market area witnessed a substantial economic slow down. This has shielded us, to some degree, from the issues facing much of the country, however, we continue to monitor the national and local economies and are prepared to adjust our path as changes in the economic landscape occur.

During the fourth quarter, the financial sector was negatively impacted as one large institution after another announced sub prime loan related write downs. We, as a community bank, take pride in not participating in subprime lending or the purchase of investment securities with subprime loans as underlying collateral. However, we, as with other banks and individuals, do invest in financial sector companies with the majority of these investments currently having a market value below our cost basis. As a result, we determined that certain equity investments had declined in value to a point that their market price recovery would not occur in the near term and therefore was deemed to be other than temporary in nature. This decision resulted in a fourth quarter charge of $834,000 to earnings to reduce our carrying value of these investments. We will continue to mange the investment portfolio for total return and will continuously select additional investments that enhance the portfolio, while reducing overall risk. Regarding the asset quality of the loan portfolio, our continued commitment to sound lending practices and credit standards has produced a nonperforming loans to total loans ratio of only 0.37% at December 31, 2007 and annualized net loan charge-offs to average loans of only 0.06% for the twelve month period, while maintaining a sound allowance for loan losses to loans of 1.15% compared to 1.16% at December 31, 2006.

Net income for 2007 was $8,877,000 compared to $9,647,000 for 2006, which resulted in basic earnings per share of $2.28 and $2.45, respectively. Return on average assets was 1.49% as compared to 1.67% and return on average equity was 12.14% and 12.93%, respectively. Cash dividends per share increased 3.5% to $1.79 from $1.73 for 2006. Our continued strong capital position and current earnings provided the means to increase the cash dividends and to purchase 28,530 treasury shares on the open market.

Our focus in 2008 will include the installation of a new teller platform. The new platform will increase efficiencies as it will more seamlessly tie into our existing systems. In addition, the new features will supplement our existing fraud detection systems. We will also continue developing new products to fit the needs of our customers, while utilizing current products, such as remote deposit capture, to attract new customers and to expand current relationships. Our business revolves around solid customer relationships and we will continue to emphasize our customer sensitive service to build and strengthen these relationships.

Shareholder value is built on consistent performance from year to year, while strategically focusing on asset growth, operational profitability, and total return to shareholders. Our long term shareholders have realized a significant return on their investment over the past ten years. For example, if you had invested $6,350 in 100 shares on December 31, 1997, your investment at December 31, 2007 would equate to 290 shares with a market value of $9,438. The change in market value over the ten year period ending December 31, 2007 equates to an average annual return in excess of 7%.

The initiatives already undertaken coupled with our commitment to both credit quality and to product enhancement and new product development will lead the company to continued strong earnings. We may not be able to control outside forces such as the economy, but we will do our part to take care of our business as we stay true to what has made our company a top performer; our values, our customers, our excellent employees, and the communities that we serve.

Sincerely,

Ronald A. Walko
President and Chief Executive Officer

Three Year Financial Highlights

DILUTED
EARNINGS PER
SHARE


$3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
2.74
2.45
2.28
'05
'06
'07

RETURN ON
AVERAGE EQUITY
(Percent)


18.00
15.00
12.00
9.00
6.00
3.00
0.00
14.54
12.93
12.14
'05
'06
'07

DIVIDENDS
PER
SHARE


$ 2.00
1.50
1.00
0.50
0.00
1.56
1.73
1.79
'05
'06
'07

YEAR-END
DEPOSITS
(In Millions)


$450
375
300
225
150
75
0
353
395
389
'05
'06
'07

RETURN ON
AVERAGE ASSETS
(Percent)


2.50
2.00
1.50
1.00
0.50
0.00
1.97
1.67
1.49
'05
'06
'07

YEAR-END
LOANS
(In Millions)


$450
375
300
225
150
75
0
338
360
360
'05
'06
'07

Penns Woods Bancorp, Inc.
Consolidated Balance Sheet

(In Thousands, Except Share Data)	December 31, 2007	December 31, 2006
ASSETS:		
Noninterest-bearing balances	$ 15,417	$ 15,348
Interest-bearing deposits in other financial institutions	16	25
Total cash and cash equivalents	15,433	15,373
Investment securities, available for sale, at fair value	214,455	185,200
Investment securities, held to maturity, (fair value of $279 and $286)	277	283
Loans held for sale	4,214	3,716
Loans	360,478	360,384
Less: Allowance for loan losses	4,130	4,185
Loans, net	356,348	356,199
Premises and equipment, net	6,774	6,737
Accrued interest receivable	3,343	2,939
Bank-owned life insurance	12,375	11,346
Investment in limited partnerships	5,439	4,950
Goodwill	3,032	3,032
Other assets	6,448	2,510
TOTAL ASSETS	$ 628,138	$ 592,285
LIABILITIES:		
Interest-bearing deposits	$ 314,351	$ 322,031
Noninterest-bearing deposits	74,671	73,160
Total deposits	389,022	395,191
Short-term borrowings	55,315	34,697
Long-term borrowings, Federal Home Loan Bank (FHLB)	106,378	82,878
Accrued interest payable	1,744	1,532
Other liabilities	5,120	3,393
TOTAL LIABILITIES	557,579	517,691
SHAREHOLDERS' EQUITY:		
Common stock, par value $8.33; 10,000,000 shares authorized; 4,006,934 and 4,003,514 shares issued	33,391	33,362
Additional paid-in capital	17,888	17,810
Retained earnings	27,707	25,783
Accumulated other comprehensive (loss) income:		
Net unrealized (loss) gain on available for sale securities	(2,159)	2,139
Defined benefit plan	(1,375)	(579)
Less: Treasury stock at cost, 131,302 and 102,772 shares	(4,893)	(3,921)
TOTAL SHAREHOLDERS' EQUITY	70,559	74,594
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 628,138	$ 592,285

See Accompanying Notes to the Consolidated Financial Statements.

Penns Woods Bancorp, Inc.
Consolidated Statement of Income

(In Thousands, Except Per Share Data)	Year Ended December 31, 2007	2006	2005
INTEREST AND DIVIDEND INCOME:			
Loans including fees	$ 26,099	$ 24,878	$ 22,126
Investment Securities:			
Taxable	4,098	3,577	4,351
Tax-exempt	4,357	4,027	3,223
Dividend and other interest income	1,395	1,271	1,203
TOTAL INTEREST AND DIVIDEND INCOME	35,949	33,753	30,903
INTEREST EXPENSE:			
Deposits	10,951	8,908	5,774
Short-term borrowings	1,639	1,503	931
Long-term borrowings	3,857	3,799	3,676
TOTAL INTEREST EXPENSE	16,447	14,210	10,381
NET INTEREST INCOME	19,502	19,543	20,522
PROVISION FOR LOAN LOSSES	150	635	720
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	19,352	18,908	19,802
NON-INTEREST INCOME:			
Service charges	2,246	2,366	2,228
Securities (losses) gains, net	(54)	1,679	2,190
Bank-owned life insurance	410	374	568
Gain on sale of loans	921	853	864
Insurance commissions	2,222	2,281	2,327
Other income	1,733	1,476	1,254
TOTAL NON-INTEREST INCOME	7,478	9,029	9,431
NON-INTEREST EXPENSES:			
Salaries and employee benefits	9,078	8,833	8,314
Occupancy expense, net	1,306	1,137	1,089
Furniture and equipment expense	1,126	1,201	973
Pennsylvania shares tax expense	643	598	549
Amortization of investment in limited partnerships	761	245	90
Other expenses	4,402	4,315	4,093
TOTAL NON-INTEREST EXPENSES	17,316	16,329	15,108
INCOME BEFORE INCOME TAX PROVISION	9,514	11,608	14,125
INCOME TAX PROVISION	637	1,961	3,224
NET INCOME	$ 8,877	$ 9,647	$ 10,901
NET INCOME PER SHARE – BASIC	$ 2.28	$ 2.45	$ 2.75
NET INCOME PER SHARE – DILUTED	$ 2.28	$ 2.45	$ 2.74
WEIGHTED AVERAGE SHARES OUTSTANDING – BASIC	3,886,277	3,934,138	3,971,926
WEIGHTED AVERAGE SHARES OUTSTANDING – DILUTED	3,886,514	3,934,617	3,974,055

See Accompanying Notes to the Consolidated Financial Statements.

Penns Woods Bancorp, Inc.
Consolidated Statement of Changes In Shareholders' Equity

(In Thousands, Except Per Share Data)

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Shareholders' Equity
Balance, December 31, 2004	3,998,204	$ 33,318	$ 17,700	$ 18,262	$ 4,331	$ (446)	$ 73,165
Stock split fractional shares	(293)	(2)	2				—
Comprehensive income:							
Net income				10,901			10,901
Other comprehensive loss					(3,481)		(3,481)
Total comprehensive income							7,420
Dividends declared ($1.56 per share)				(6,225)			(6,225)
Stock options exercised	4,248	35	70				105
Purchase of treasury stock (14,000 shares)						(546)	(546)
Balance, December 31, 2005	4,002,159	33,351	17,772	22,938	850	(992)	73,919
Comprehensive income:							
Net income				9,647			9,647
Other comprehensive income					1,289		1,289
Total comprehensive income							10,936
Cumulative effect of change in accounting for pension obligations, net of tax benefit of $298					(579)		(579)
Dividends declared ($1.73 per share)				(6,802)			(6,802)
Common shares issued for employee stock purchase plan	1,355	11	38				49
Purchase of treasury stock (76,400 shares)						(2,929)	(2,929)
Balance, December 31, 2006	4,003,514	33,362	17,810	25,783	1,560	(3,921)	74,594
Comprehensive income:							
Net income				8,877			8,877
Other comprehensive loss					(5,094)		(5,094)
Total comprehensive income							3,783
Dividends declared ($1.79 per share)				(6,953)			(6,953)
Purchase of treasury stock (28,530 shares)						(972)	(972)
Stock options exercised	330	3	5				8
Common shares issued for employee stock purchase plan	3,090	26	73				99
Balance, December 31, 2007	4,006,934	$ 33,391	$ 17,888	$ 27,707	$ (3,534)	$ (4,893)	$ 70,559

Penns Woods Bancorp, Inc.
Consolidated Statement of Comprehensive Income

	Years Ended December 31, 2007		2006		2005	
Net Income		$ 8,877		$ 9,647		$ 10,901
Other comprehensive (loss) income, net of tax:						
Change in unrealized gain (loss) on available for sale securities	(4,334)		2,397		(2,036)	
Net realized (gain) loss included in net income, net of (benefit) taxes of $(18), $571, and $745	36		(1,108)		(1,445)	
	(4,298)		1,289		(3,481)	
Defined benefit pension plan:						
Net transition asset	(2)		—		—	
Prior service cost	17		—		—	
Net loss	(811)		—		—	
Other comprehensive (loss) income, net of tax		(5,094)		1,289		(3,481)
Comprehensive income		$ 3,783		$ 10,936		$ 7,420

See Accompanying Notes to the Consolidated Financial Statements

Penns Woods Bancorp, Inc.
Consolidated Statement of Cash Flows

(In Thousands)	Year Ended December 31, 2007	2006	2005
OPERATING ACTIVITIES:			
Net income	$ 8,877	$ 9,647	$ 10,901
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	680	744	549
Provision for loan losses	150	635	720
Accretion and amortization of investment security discounts and premiums, net	(1,011)	(784)	(453)
Securities losses (gains), net	54	(1,679)	(2,190)
Originations of loans held for sale	(43,783)	(37,192)	(30,353)
Proceeds of loans held for sale	44,206	37,874	32,296
Gain of sale of loans	(921)	(853)	(864)
Increases in bank-owned life insurance	(410)	(374)	(568)
Other, net	(214)	(29)	254
Net cash provided by operating activities	7,628	7,989	10,292
INVESTING ACTIVITIES:			
Investment securities available for sale:			
Proceeds from sales	60,485	76,249	123,546
Proceeds from calls and maturities	5,233	7,477	12,664
Purchases	(98,799)	(78,241)	(141,798)
Investment securities held to maturity:			
Proceeds from calls and maturities	12	25	328
Purchases	–	(25)	(35)
Net increase in loans	(374)	(22,353)	(14,745)
Acquisition of bank premises and equipment	(717)	(1,072)	(2,076)
Proceeds from the sale of foreclosed assets	65	329	329
Proceeds from bank-owned life insurance death benefit	–	–	826
Purchase of bank-owned life insurance	(619)	(254)	–
Investment in limited partnership	(1,250)	(1,646)	(3,124)
Proceeds from redemption of regulatory stock	5,081	3,630	4,862
Purchases of regulatory stock	(6,816)	(2,899)	(4,760)
Net cash used for investing activities	(37,699)	(18,780)	(23,983)
FINANCING ACTIVITIES:			
Net (decrease) increase in interest-bearing deposits	(7,680)	40,881	(1,636)
Net increase (decrease) in noninterest-bearing deposits	1,511	1,781	(2,671)
Net increase (decrease) in short-term borrowings	20,618	(19,306)	17,528
Proceeds from long-term borrowings, FHLB	40,000	–	10,000
Repayment of long-term borrowings, FHLB	(16,500)	(1,600)	(1,400)
Dividends paid	(6,953)	(6,802)	(6,225)
Issuance of common stock	99	49	–
Stock options exercised	8	–	105
Purchase of treasury stock	(972)	(2,929)	(546)
Net cash provided by financing activities	30,131	12,074	15,155
NET INCREASE IN CASH AND CASH EQUIVALENTS	60	1,283	1,464
CASH AND CASH EQUIVALENTS, BEGINNING	15,373	14,090	12,626
CASH AND CASH EQUIVALENTS, ENDING	$ 15,433	$ 15,373	$ 14,090

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

	2007	2006	2005
Interest paid	$ 16,235	$ 13,786	$ 10,123
Income taxes paid	1,610	2,645	2,625
Transfer of loans to foreclosed real estate	75	278	433

See Accompanying Notes to the Consolidated Financial Statements

PENNS WOODS BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of Penns Woods Bancorp, Inc. and its wholly owned subsidiaries, Jersey Shore State Bank (the "Bank"), Woods Real Estate Development Co., Inc., Woods Investment Company, Inc., and The M Group Inc. D/B/A The Comprehensive Financial Group ("The M Group"), a wholly owned subsidiary of the Bank (collectively, the "Company"). All significant intercompany balances and transactions have been eliminated.

Nature of Business
The Bank engages in a full-service commercial banking business, making available to the community a wide range of financial services including, but not limited to, installment loans, credit cards, mortgage and home equity loans, lines of credit, construction financing, farm loans, community development loans, loans to non-profit entities and local government, and various types of time and demand deposits including, but not limited to, checking accounts, savings accounts, clubs, money market deposit accounts, certificates of deposit, and IRAs. Deposits are insured by the Federal Deposit Insurance Corporation ("FDIC") to the extent provided by law.

The financial services are provided by the Bank to individuals, partnerships, non-profit organizations, and corporations through its thirteen offices located in Clinton, Lycoming, and Centre Counties, Pennsylvania.

Woods Real Estate Development Co., Inc. engages in real estate transactions on behalf of Penns Woods Bancorp, Inc. and the Bank.

Woods Investment Company, Inc., a Delaware holding company, is engaged in investing activities.

The M Group engages in securities brokerage and financial planning services, which include the sale of life insurance products, annuities, and estate planning services.

Operations are managed and financial performance is evaluated on a corporate-wide basis. Accordingly, all financial service operations are considered by management to be aggregated in one reportable operating segment.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, deferred tax assets and liabilities, and the valuation of real estate acquired through, or in lieu of, foreclosure on settlement of debt.

Stock Split
During the fourth quarter of 2005, the Company initiated a 6 for 5 stock split. Previously reported share and per share amounts have been adjusted to reflect the split.

Cash and Cash Equivalents
Cash equivalents include cash on hand and in banks and interest-earning deposits. Interest-earning deposits mature within one year and are carried at cost. Net cash flows are reported for loan, deposit, and short-term borrowing transactions.

Restrictions on Cash and Cash Equivalents
Based on deposit levels, the Company must maintain cash and other reserves with the Federal Reserve Bank of Philadelphia (FRB).

Investment Securities
Investment securities are classified as available for sale or held to maturity.

Securities held to maturity include bonds, notes, and debentures for which the Company has the positive intent and ability to hold to maturity and are reported at amortized cost.

Available for sale securities consist of bonds, notes, debentures, and certain equity securities not classified as trading securities nor as held to maturity securities. Unrealized holding gains and losses, net of tax, on available for sale securities are reported as a net amount in a separate component of shareholders' equity until realized.

Gains and losses on the sale of equity securities are determined using the average cost method, while all other investment securities use the specific cost method.

All investment securities, regardless of classification, are monitored and tested for impairment. An investment security is considered to be impaired when the unrealized loss is considered to be other than temporary. When this occurs, the investment is written down to the current fair market value with the write-down being reflected as a realized loss.

Premiums and discounts on all securities are recognized in interest income using the level yield method over the period to maturity.

Investment securities fair values are based on observed market prices. Certain investment securities do not have observed bid prices and their fair value is based on instruments with similar risk elements. Since regulatory stock is redeemable at par, the Company carries it at cost.

Loans
Loans are stated at the principal amount outstanding, net of deferred fees, unamortized loan fees and costs, and the allowance for loan losses. Interest on loans is recognized as income when earned on the accrual method. The Company's general policy has been to stop accruing interest on loans when it is determined a reasonable doubt exists as to the collectibility of additional interest. Income is subsequently recognized only to the extent that cash payments are received provided the loan is not delinquent in payment and, in management's judgment, the borrower has the ability and intent to make future principal payments.

Loan origination and commitment fees as well as certain direct loan origination costs are being deferred and amortized as an adjustment to the related loan's yield over the contractual lives of the related loans.

Allowance for Loan Losses
The allowance for loan losses represents the amount which management estimates is adequate to provide for probable losses inherent in its loan portfolio, as of the balance sheet date. The allowance method is used in providing for loan losses. Accordingly, all loan losses are charged to the allowance and all recoveries are credited to it. The allowance for loan losses is established through a provision for loan losses charged to operations. The provision for loan losses is based upon management's quarterly review of the loan portfolio. The purpose of the review is to assess loan quality, identify impaired loans, analyze delinquencies, ascertain loan growth, evaluate potential charge-offs and recoveries, and assess general economic conditions in the markets served. An external independent loan review is also performed annually for the Bank. Management remains committed to an aggressive program of problem loan identification and resolution.

The allowance is calculated by applying loss factors to outstanding loans by type, excluding loans for which a specific allowance has been determined. Loss factors are based on management's consideration of the nature of the portfolio segments, changes in mix and volume of the loan portfolio, historical loan loss experience, and general economic conditions. In addition, management considers industry standards and trends with respect to nonperforming loans and its knowledge and experience with specific lending segments.

Although management believes that it uses the best information available to make such determinations and that the allowance for loan losses is adequate at December 31, 2007, future adjustments could be necessary if circumstances or economic conditions differ substantially from the assumptions used in making the initial determinations. A downturn in the local economy, rising unemployment, or negative performance trends in financial information from borrowers could be indicators of subsequent increased levels of nonperforming assets and possible charge-offs, which would normally require increased loan loss provisions. An integral part of the periodic regulatory examination process is the review of the adequacy of the Bank's loan loss allowance. The regulatory agencies could require the Bank, based on their evaluation of information available at the time of their examination, to provide additional loan loss provisions to further supplement the allowance.

Impaired loans are commercial and commercial real estate loans for which it is probable the Bank will not be able to collect all amounts due according to the contractual terms of the loan agreement. The Bank individually evaluates such loans for impairment and does not aggregate loans by major risk classifications. The definition of "impaired loans" is not the same as the definition of "nonaccrual loans," although the two categories overlap. The Bank may choose to place a loan on nonaccrual status due to payment delinquency or uncertain collectibility, while not classifying the loan as impaired if the loan is not a commercial or commercial real estate loan. Factors considered by management in determining impairment include payment status and collateral value. The amount of impairment for these types of loans is determined by the difference between the present value of the expected cash flows related to the loan, using the original interest rate, and its recorded value, or as a practical expedient in the case of collateralized loans, the difference between the fair value of the collateral and the recorded amount of the loans. When foreclosure is probable, impairment is measured based on the fair value of the collateral.

Mortgage loans on one-to-four family properties and all consumer loans are large groups of smaller-balance homogeneous loans and are measured for impairment collectively. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. Management determines the significance of payment delays on a case-by-case basis taking into consideration all circumstances surrounding the loan and the borrower including the length of the delay, the borrower's prior payment record, and the amount of shortfall in relation to the principal and interest owed.

Loans Held for Sale
In general, fixed rate residential mortgage loans originated by the Bank are held for sale and are carried at cost due to their short holding period, which can range from less than two weeks to a maximum of thirty days. Sold loans are not serviced by the Bank. Proceeds from the sale of loans in excess of the carrying value are accounted for as a gain. Total gains on the sale of loans are shown as a component of non-interest income within the Consolidated Statement of Income.

Foreclosed Assets Held for Sale
Foreclosed assets held for sale are carried at the lower of cost or fair value minus estimated selling costs. Prior to foreclosure, the value of the underlying loan is written down to the fair value of the real estate to be acquired by a charge to the allowance for loan losses, if necessary. Any subsequent write-downs are charged against operating expenses. Net operating expenses and gains and losses realized from disposition are included in non-interest expense and income, respectively.

Premises and Equipment
Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using straight-line and accelerated methods over the estimated useful lives of the related assets, which range from five to ten years for furniture, fixtures, and equipment and fifteen to forty years for buildings and improvements. Costs incurred for routine maintenance and repairs are charged to operations as incurred. Costs of major additions and improvements are capitalized.

Bank-Owned Life Insurance
The Company has purchased life insurance policies on certain officers and directors. Bank-owned life insurance is recorded at its cash surrender value, or the amount that can be realized. Increases in the cash surrender value are recognized as a component of non-interest income within the Consolidated Statement of Income.

Goodwill
The Company accounts for goodwill in accordance with Statement of Financial Accounting Standards ("FAS") No. 142, *Goodwill and Other Intangible Assets*. This statement, among other things, requires a two-step process for testing the impairment of goodwill on at least an annual basis. This approach could cause more volatility in the Company's reported net income because impairment losses, if any, could occur irregularly and in varying amounts. The Company performs an annual impairment analysis of goodwill for its purchased subsidiary, The M Group. Based on the fair value of this reporting unit, estimated using the expected present value of future cash flows, no impairment of goodwill was recognized in 2007 and 2006.

Investments in Limited Partnerships
The Company is a limited partner in four partnerships at December 31, 2007 that provide low income elderly housing in the Company's geographic market area. The carrying value of the Company's investments in limited partnerships was $5,439,000 at December 31, 2007 and $4,950,000 at December 31, 2006. The Company is fully amortizing the investment in the partnership entered into prior to 2005 over the fifteen-year holding period. The partnerships entered into after 2004 are being fully amortized over the ten-year tax credit receipt period utilizing the straight-line method. The partnerships began being amortized once the

projects reached the level of occupancy needed to begin the ten year tax credit recognition period. Amortization of limited partnership investments amounted to $761,000 in 2007, $245,000 in 2006, and $90,000 in 2005.

Off-Balance Sheet Financial Instruments
In the ordinary course of business, the Company enters into off-balance sheet financial instruments. Those instruments consist of commitments to extend credit and standby letters of credit. When those instruments are funded or become payable, the Company reports the amounts in its financial statements.

Advertising Cost
Advertising costs are generally expensed as incurred.

Income Taxes
The Company adopted the provisions of FIN No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109*, effective January 1, 2007. FIN No. 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. FIN No. 48 also provides guidance on the accounting for and disclosure of unrecognized tax benefits, interest and penalties. Adoption of FIN No. 48 did not have a significant impact on the Company's financial statements.

Deferred tax assets and liabilities result from temporary differences in financial and income tax methods of accounting, and are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Earnings Per Share
The Company provides dual presentation of basic and diluted earnings per share. Basic earnings per share is calculated utilizing net income as reported in the numerator and weighted average shares outstanding in the denominator. The computation of diluted earnings per share differs in that the dilutive effects of any stock options are adjusted in the denominator.

Employee Benefits
Pension and employee benefits include contributions, determined actuarially, to a defined benefit retirement plan covering the eligible employees of the Bank. The plan is funded on a current basis to the extent that it is deductible under existing federal tax regulations. Pension and other employee benefits also include contributions to a defined contribution Section 401(k) plan covering eligible employees. Contributions matching those made by eligible employees are funded throughout the year. In addition, an elective contribution is made annually at the discretion of the Board of Directors.

The M Group Products and Income Recognition
The M Group product line is comprised primarily of annuities, life insurance, and mutual funds. The revenues generated from life insurance sales are commission only, as The M Group does not underwrite the policies. Life insurance sales include permanent and term policies with the majority of the policies written being permanent. Term life insurance policies are written for 10, 15, 20, and 30 year terms with the majority of the policies being written for 20 years. None of these products are offered as an integral part of lending activities.

Commissions from the sale of annuities are recognized at the time notice is received from the third party broker/dealer or an insurance company that the transaction has been accepted and approved, which is also the time when commission income is received.

Life insurance commissions are recognized at varying points based on the payment option chosen by the customer. Commissions from monthly and annual payment plans are recognized at the start of each annual period for the life insurance, while quarterly and semi-annual premium payments are recognized quarterly and semi-annually when the earnings process is complete. For example, semi-annual payments on the first of January and July would result in commission income recognition on the first of January and July, while payments on the first of January, April, July, and October would result in commission income recognition on those dates. The potential for chargebacks only exists for those policies on a monthly payment plan since income is recognized at the beginning of the annual coverage period versus at the time of each monthly payment. No liability is maintained for chargebacks as these are removed from income at the time of the occurrence.

Stock Options
The Company maintains a stock option plan for directors and certain officers and employees. For all options granted prior to January 1, 2006, when the exercise price of the Company's stock options was greater than or equal to the market price of the underlying stock on the date of the grant, no compensation expense was recognized in the Company's financial statements.

Accumulated Other Comprehensive Income
The Company is required to present accumulated other comprehensive income in a full set of general-purpose financial statements for all periods presented. Accumulated other comprehensive income is comprised of unrealized holding gains (losses) on the available for sale securities portfolio and the unrecognized components of net periodic benefit costs of the defined benefit pension plan.

Segment Reporting
SFAS No. 131, *Disclosure about Segments of an Enterprise and Related Information*, requires that public business enterprises report financial and descriptive information about their reportable operating segments. Based on the guidance provided by the Statement, the Company has determined that its only reportable segment is Community Banking.

Reclassification of Comparative Amounts
Certain items previously reported have been reclassified to conform to the current year's reporting format. Such reclassifications did not affect net income or shareholders' equity.

Recent Accounting Pronouncements
In December 2007, the Financial Accounting Standards Board ("FASB") issued FAS No. 141 (revised 2007), *Business Combinations*

("FAS 141(R)"), which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in an acquiree, including the recognition and measurement of goodwill acquired in a business combination. FAS No. 141(R) is effective for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

In September 2006, the FASB issued FAS No. 157, *Fair Value Measurements*, which provides enhanced guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require or permit assets or liabilities to be measured at fair value. The Standard does not expand the use of fair value in any new circumstances. FAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Early adoption is permitted. The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

In February 2007, the FASB issued FAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115*, which provides all entities with an option to report selected financial assets and liabilities at fair value. The objective of the FAS No. 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in earnings caused by measuring related assets and liabilities differently without having to apply the complex provisions of hedge accounting. FAS No. 159 is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007 provided the entity also elects to apply the provisions of FAS No. 157, *Fair Value Measurements*. The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

In December 2007, the FASB issued FAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51*. FAS No. 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary, which is sometimes referred to as minority interest, is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Among other requirements, this statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. FAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

In September 2006, the FASB reached consensus on the guidance provided by Emerging Issues Task Force Issue 06-4 ("EITF 06-4"), *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements*. The guidance is applicable to endorsement split-dollar life insurance arrangements, whereby the employer owns and controls the insurance policy, that are associated with a postretirement benefit. EITF 06-4 requires that for a split-dollar life insurance arrangement within the scope of the Issue, an employer should recognize a liability for future benefits in accordance with FAS No. 106 (if, in substance, a postretirement benefit plan exists) or Accounting Principles Board Opinion No. 12 (if the arrangement is, in substance, an individual deferred compensation contract) based on the substantive agreement with the employee. EITF 06-4 is effective for fiscal years beginning after December 15, 2007. The adoption of the EITF on January 1, 2008 will result in an adjustment to retained earnings and an associated liability of $437,000.

In March 2007, the FASB ratified Emerging Issues Task Force Issue No. 06-10 ("EITF 06-10"), *Accounting for Collateral Assignment Split-Dollar Life Insurance Agreements*. EITF 06-10 provides guidance for determining a liability for the postretirement benefit obligation as well as recognition and measurement of the associated asset on the basis of the terms of the collateral assignment agreement. EITF 06-10 is effective for fiscal years beginning after December 15, 2007. The adoption of this EITF will not have a material effect on the Company's results of operations or financial position.

In June 2007, the FASB ratified Emerging Issues Task Force Issue No. 06-11 ("EITF 06-11"), *Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards*. EITF 06-11 applies to share-based payment arrangements with dividend protection features that entitle employees to receive (a) dividends on equity-classified nonvested shares, (b) dividend equivalents on equity-classified nonvested share units, or (c) payments equal to the dividends paid on the underlying shares while an equity-classified share option is outstanding, when those dividends or dividend equivalents are charged to retained earnings under FAS No. 123R, Share-Based Payment, and result in an income tax deduction for the employer. A consensus was reached that a realized income tax benefit from dividends or dividend equivalents that are charged to retained earnings and are paid to employees for equity-classified nonvested equity shares, nonvested equity share units, and outstanding equity share options should be recognized as an increase in additional paid-in capital. EITF 06-11 is effective for fiscal years beginning after December 15, 2007, and interim periods within those fiscal years. The adoption of this EITF is not expected to have a material effect on the Company's results of operations or financial position.

NOTE 2 - PER SHARE DATA

There are no convertible securities, which would affect the numerator in calculating basic and dilutive earnings per share, therefore, net income as presented on the consolidated statement of income will be used as the numerator. The following table sets forth the composition of the weighted average common shares (denominator) used in the basic and dilutive per share computation.

	2007	2006	2005
Weighted average common shares outstanding	4,005,181	4,002,416	3,986,569
Weighted average treasury stock shares	(118,904)	(68,278)	(14,643)
Weighted average common shares and common stock equivalents used to calculate basic earnings per share	3,886,277	3,934,138	3,971,926
Additional common stock equivalents (stock options) used to calculate diluted earnings per share	237	479	2,129
Weighted average common shares and common stock equivalents used to calculate diluted earnings per share	3,886,514	3,934,617	3,974,055

Options to purchase 8,273 shares of common stock at a price of $40.29 were outstanding during 2007 and 9,002 shares of common stock at a price of $40.29 were outstanding during 2006 and 2005. The options were not included in the computation of diluted earnings per share as they were anti-dilutive due to the strike price at December 31, of each period presented being greater than the market value at that time.

NOTE 3 - INVESTMENT SECURITIES

The amortized cost and estimated fair values of investment securities at December 31, 2007 and 2006 are as follows:

(In Thousands)	2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available for sale (AFS)				
U.S. Government and agency securities	$ 62,382	$ 522	$ —	$ 62,904
State and political securities	119,651	581	(2,417)	117,815
Other debt securities	15,917	290	(440)	15,767
Total debt securities	197,950	1,393	(2,857)	196,486
Equity securities	19,776	496	(2,303)	17,969
Total investment securities AFS	$ 217,726	$ 1,889	$ (5,160)	$ 214,455
Held to maturity (HTM)				
U.S. Government and agency securities	$ 14	$ 1	$ —	$ 15
Other debt securities	263	1	—	264
Total investment securities HTM	$ 277	$ 2	$ —	$ 279

(In Thousands)	2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available for sale (AFS)				
U.S. Government and agency securities	$ 54,949	$ 24	$ (821)	$ 54,152
State and political securities	104,658	1,646	(358)	105,946
Other debt securities	1,998	37	(11)	2,024
Total debt securities	161,605	1,707	(1,190)	162,122
Equity securities	20,353	2,883	(158)	23,078
Total investment securities AFS	$ 181,958	$ 4,590	$ (1,348)	$ 185,200
Held to maturity (HTM)				
U.S. Government and agency securities	$ 26	$ 2	$ —	$ 28
Other debt securities	257	1	—	258
Total investment securities HTM	$ 283	$ 3	$ —	$ 286

The following tables show the Company's gross unrealized losses and estimated fair value, aggregated by investment category and length of time, that the individual securities have been in a continuous unrealized loss position, at December 31, 2007 and 2006.

(In Thousands)	2007					
	Less than twelve months		Twelve months or greater		Total	
	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
U.S. Government and agency securities	$ —	$ —	$ —	$ —	$ —	$ —
State and political securities	60,002	1,705	21,830	712	81,832	2,417
Other debt securities	2,521	357	388	83	2,909	440
Total debt securities	62,523	2,062	22,218	795	84,741	2,857
Equity securities	8,200	1,837	996	466	9,196	2,303
Total	$ 70,723	$ 3,899	$ 23,214	$ 1,261	$ 93,937	$ 5,160

(In Thousands)	2006					
	Less than twelve months		Twelve months or greater		Total	
	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
U.S. Government and agency securities	$ 24,552	$ 97	$ 25,053	$ 724	$ 49,605	$ 821
State and political securities	31,286	195	11,706	163	42,992	358
Other debt securities	292	7	146	4	438	11
Total debt securities	56,130	299	36,905	891	93,035	1,190
Equity securities	726	33	2,592	125	3,318	158
Total	$ 56,856	$ 332	$ 39,497	$ 1,016	$ 96,353	$ 1,348

At December 31, 2007 there were a total of 173 and 50 individual securities that were in a continuous unrealized loss position for less than twelve months and greater than twelve months, respectively.

The policy of the Company is to recognize other than temporary impairment of equity securities where the fair value has been significantly below cost for four consecutive quarters or if the market value is 50% or less for two consecutive quarters. Certain equity investments were determined to be impaired at December 31, 2007 resulting in a reduction of carrying value and a charge to earnings in the amount of $834,000. For fixed maturity investments with unrealized losses due to interest rates where the Company has the positive intent and ability to hold the investment for a period of time sufficient to allow a market recovery, declines in value below cost are not assumed to be other than temporary. The Company reviews its position quarterly and has asserted that at December 31, 2007, the declines outlined in the above table for debt securities represent temporary declines due to interest rate changes that are not expected to result in the non-collection of principal and interest during the period. In addition, the Company does have the intent and ability to hold those securities either to maturity or to allow a market recovery.

The Company has concluded that any impairment of its investment securities portfolio is not other than temporary.

The amortized cost and fair value of debt securities at December 31, 2007, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities since borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

(In Thousands)	Available for Sale		Held to Maturity	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 75	$ 75	$ 50	$ 50
Due after one year to five years	800	790	123	124
Due after five years to ten years	395	421	90	90
Due after ten years	196,680	195,200	14	15
Total	$ 197,950	$ 196,486	$ 277	$ 279

Total gross proceeds from sales of securities available for sale were $60,485,000, $76,249,000, and $123,546,000 for 2007, 2006, and 2005, respectively. The following table represents gross realized gains and losses on those transactions:

(In Thousands)	2007	2006	2005
Gross realized gains:			
U.S. Government and agency securities	$ 68	$ —	$ 128
State and political securities	840	1,248	819
Other debt securities	2	—	—
Equity securities	772	1,655	2,209
Total gross realized gains	$ 1,682	$ 2,903	$ 3,156
Gross realized losses:			
U.S. Government and agency securities	$ 902	$ 913	$ 791
State and political securities	—	302	116
Other debt securities	—	—	59
Equity securities	834	9	—
Total gross realized losses	$ 1,736	$ 1,224	$ 966

Investment securities with a carrying value of approximately $97,647,000 and $64,821,000 at December 31, 2007 and 2006, respectively, were pledged to secure certain deposits, repurchase agreements, and for other purposes as required by law.

There is no concentration of investments that exceed ten percent of shareholders' equity for any individual issuer, excluding those guaranteed by the U.S. Government.

NOTE 4 - LOANS

Major loan classifications as of December 31, 2007 and 2006 are summarized as follows:

(In Thousands)	2007				
	Current	Past due 30 to 90 Days	Past Due 90 Days or more & still Accruing	Non-Accrual	Total
Commercial and agricultural	$ 35,316	$ 236	$ 147	$ 40	$ 35,739
Real estate mortgage:					
Residential	158,424	4,573	110	161	163,268
Commercial	130,692	1,409	88	754	132,943
Construction	16,113	39	—	—	16,152
Installment loans to individuals	12,838	459	20	—	13,317
	353,383	$ 6,716	$ 365	$ 955	361,419
Less: Net deferred loan fees	941				941
Allowance for loan losses	4,130				4,130
Loans, net	$ 348,312				$ 356,348

(In Thousands)	2006				
	Current	Past due 30 to 90 Days	Past Due 90 Days or more & still Accruing	Non-Accrual	Total
Commercial and agricultural	$ 36,122	$ 764	$ 109	$ —	$ 36,995
Real estate mortgage:					
Residential	156,976	1,050	8	185	158,219
Commercial	133,813	1,406	—	185	135,404
Construction	16,695	54	—	—	16,749
Installment loans to individuals	13,687	346	2	—	14,035
	357,293	$ 3,620	$ 119	$ 370	361,402
Less: Net deferred loan fees	1,018				1,018
Allowance for loan losses	4,185				4,185
Loans, net	$ 352,090				$ 356,199

Impaired loans totaled $1,477,000 and $574,000 at December 31, 2007 and 2006, respectively. The portion of the allowance for loan losses allocated for impaired loans was $102,000 and $42,000 at December 31, 2007 and 2006. The average recorded investment in impaired loans during the years ended December 31, 2007 and 2006 was approximately $1,130,000 and $504,000, respectively. There were no impaired loans for the year ended December 31, 2005.

The Company recognized interest income on impaired loans in the amount of $42,000 and $72,000 for the years ended December 31, 2007 and 2006, respectively. On a cash basis, interest income on impaired loans amounted to $29,000 and $58,000 for the years ended December 31, 2007 and 2006, respectively.

No additional funds are committed to be advanced in connection with impaired loans.

Loans on which the accrual of interest has been discontinued or reduced, exclusive of impaired loans, amounted to approximately $955,000 and $370,000 at December 31, 2007 and 2006, respectively. If interest had been recorded based on the original loan agreement terms and rate of interest for those loans, income would have approximated $87,000, $23,000, and $39,000 for the years ended December 31, 2007, 2006, and 2005, respectively. Interest income on such loans, is recorded as received and amounted to approximately $17,000, $15,000, and $18,000, for the years ended December 31, 2007, 2006, and 2005, respectively.

Changes in the allowance for loan losses for the years ended December 31, are as follows:

(In Thousands)	2007	2006	2005
Balance, beginning of year	$ 4,185	$ 3,679	$ 3,338
Provision charged to operations	150	635	720
Loans charged off	(304)	(327)	(446)
Recoveries	99	198	67
Balance, end of year	$ 4,130	$ 4,185	$ 3,679

The Company has a concentration of loans to both owners of commercial and residential rental properties at December 31, 2007 and 2006 of 14.43% and 15.38% and 14.56% and 15.82% of total loans , respectively.

The Company grants commercial, industrial, residential, and installment loans to customers throughout north-central Pennsylvania. Although the Company has a diversified loan portfolio at December 31, 2007 and 2006, a substantial portion of its debtors' ability to honor their contracts is dependent on the economic conditions within this region.

NOTE 5 - PREMISES AND EQUIPMENT

Major classifications of premises and equipment are summarized as follows at December 31:

(In Thousands)	2007	2006
Land	$ 1,391	$ 1,370
Premises	6,218	6,038
Furniture and equipment	5,356	4,844
Leasehold improvements	815	811
Total	13,780	13,063
Less accumulated depreciation and amortization	7,006	6,326
Net premises and equipment	$ 6,774	$ 6,737

Depreciation and amortization charged to operations for the years ended 2007, 2006, and 2005 was $680,000, $744,000, and $549,000, respectively.

NOTE 6 - GOODWILL

As of December 31, 2007, 2006, and 2005 goodwill had a gross carrying value of $3,308,000 and accumulated amortization of $276,000 resulting in a net carrying amount of $3,032,000.

The gross carrying amount of goodwill is tested for impairment in the third quarter of each fiscal year. Based on fair value of the reporting unit, estimated using the expected present value of future cash flows, there was no evidence of impairment of the carrying amount at December 31, 2007 and 2006, respectively.

NOTE 7 - TIME DEPOSITS

Time deposits of $100,000 or more totaled approximately $59,424,000 on December 31, 2007 and $49,793,000 on December 31, 2006. Interest expense related to such deposits was approximately $3,216,000, $1,873,000, and $1,417,000, for the years ended December 31, 2007, 2006, and 2005, respectively. There were no individual retirement accounts in excess of $250,000 as of December 31, 2007 and 2006. Time certificates of deposits in excess of $100,000 and individual retirement accounts in excess of $250,000 are not federally insured.

At December 31, 2007, the scheduled maturities on time deposits of $100,000 or more are as follows:

(In Thousands)	2007
Three months or less	$ 22,258
Three months to six months	13,724
Six months to twelve months	17,554
Over twelve months	5,888
Total	$ 59,424

Total time deposit maturities are as follows:

(In Thousands)	2007
2008	$ 157,621
2009	18,702
2010	5,670
2011	2,409
2012	655
Thereafter	625
Total	$ 185,682

NOTE 8 - SHORT-TERM BORROWINGS

Short-term borrowings consist of securities sold under agreements to repurchase and FHLB advances which generally represent overnight or less than six month borrowings. In addition to the outstanding balances noted below, the Bank also had additional lines of credit totaling $29,539,000 available from correspondent banks other than the FHLB. The outstanding balances and related information for short-term borrowings are summarized as follows:

(In Thousands)	2007	2006	2005
Repurchase Agreements:			
Balance at year end	$ 17,155	$ 15,991	$ 15,263
Maximum amount outstanding at any month end	19,058	19,916	16,754
Average balance outstanding during the year	16,746	16,028	14,268
Weighted-average interest rate:			
At year end	3.37%	3.96%	2.74%
Paid during the year	3.69%	3.55%	2.19%
Open Repo Plus:			
Balance at year end	$ 38,160	$ 18,706	$ 1,740
Maximum amount outstanding at any month end	38,895	43,040	24,990
Average balance outstanding during the year	19,299	15,301	10,765
Weighted-average interest rate:			
At year end	4.32%	5.40%	4.25%
Paid during the year	5.09%	5.07%	3.33%
Short Term FHLB:			
Balance at year end	$ —	$ —	$ 37,000
Maximum amount outstanding at any month end	15,000	—	37,000
Average balance outstanding during the year	771	3,283	7,081
Weighted-average interest rate:			
At year end	—	—	4.24%
Paid during the year	5.06%	4.82%	3.66%

NOTE 9 - LONG-TERM BORROWINGS

The following represents outstanding long-term borrowings with the FHLB by contractual maturities at December 31, 2007 and 2006:

(In Thousands)	2007	2006
Variable rate of 4.49%, maturing in 2007	$ —	$ 5,000
Variable rates between 3.14% and 5.56%, maturing in 2008	29,600	29,600
Variable rate of 5.06%, maturing in 2009	—	5,000
Variable rates between 3.98% and 6.65%, maturing in 2010	15,000	5,000
Variable rates between 4.25% and 4.72%, maturing in 2011	10,000	10,000
Variable rates between 3.68% and 4.43%, maturing in 2012	15,000	5,000
Variable rate of 3.74%, maturing in 2013	5,000	5,000
Variable rate of 3.97%, maturing in 2015	10,000	10,000
Variable rates between 4.15% and 4.28%, maturing in 2017	20,000	—
Fixed rates between 2.67% and 3.13%, maturing in 2007	—	6,500
Fixed rate of 6.92%, maturing in 2011	500	500
Fixed rate of 5.87%, maturing in 2013	528	528
Fixed rate of 6.92%, maturing in 2015	750	750
Total	$ 106,378	$ 82,878

The terms of the convertible borrowings allow the FHLB to convert the interest rate to an adjustable rate based on the three month London Interbank Offered Rate ("LIBOR") at a predetermined anniversary date of the borrowing's origination, ranging from three months to five years. If the FHLB converts the interest rate on one of the predetermined dates, the Bank has the ability to payoff the debt on the conversion date and quarterly thereafter without incurring the customary pre-payment penalty.

The Bank maintains a credit arrangement, which includes a revolving line of credit with the FHLB. Under this credit arrangement, the Bank has a remaining borrowing capacity of $75,515,000 at December 31, 2007, which is subject to annual renewal, and typically incurs no service charges. Under terms of a blanket agreement, collateral for the FHLB borrowings must be secured by certain qualifying assets of the Bank which consist principally of first mortgage loans and mortgage-backed securities.

NOTE 10 - INCOME TAXES

The following temporary differences gave rise to the net deferred tax position at December 31, 2007 and 2006:

(In Thousands)	2007	2006
Deferred tax asset:		
Allowance for loan losses	$ 1,404	$ 1,292
Deferred compensation	408	386
Pension	870	517
Loan fees and costs	320	346
Investment securities allowance	278	2
Unrealized loss on available for sale securities	1,112	—
Low income housing credit carryforwards	827	—
Other	212	134
Total	5,431	2,677
Deferred tax liabilities:		
Bond accretion	44	49
Depreciation	117	85
Amortization	451	376
Unrealized gains on available for sale securities	—	1,102
Total	612	1,612
Deferred tax asset, net	$ 4,819	$ 1,065

No valuation allowance was established at December 31, 2007 and 2006, in the view of the Company's ability to carry back taxes paid in previous years and certain tax strategies, coupled with the anticipated future taxable income as evidenced by the Company's earning potential.

The provision for income taxes is comprised of the following:

(In Thousands)	2007	2006	2005
Currently payable	$ 1,758	$ 2,112	$ 3,188
Deferred (benefit) expense	(1,121)	(151)	36
Total provision	$ 637	$ 1,961	$ 3,224

A reconciliation between the expected income tax and the effective income tax rate on income before income tax provision follows:

(In Thousands)	2007		2006		2005	
	Amount	%	Amount	%	Amount	%
Provision at expected rate	$ 3,235	34.0%	$ 3,947	34.0%	$ 4,803	34.0%
Decrease in tax resulting from:						
Tax-exempt income	(1,512)	(15.9)	(1,425)	(12.3)	(1,275)	(9.0)
Tax credits	(1,048)	(11.0)	(363)	(3.1)	(177)	(1.3)
Other, net	(38)	(0.4)	(198)	(1.7)	(127)	(0.9)
Effective income tax and rate	$ 637	6.7%	$ 1,961	16.9%	$ 3,224	22.8%

NOTE 11 - EMPLOYEE BENEFIT PLANS

Defined Benefit Pension Plan

The Company has a noncontributory defined benefit pension plan (the "Plan") for all employees meeting certain age, length of service requirements, and were hired prior to January 1, 2004, at which time entrance into the Plan was frozen. Benefits are based primarily on years of service and the average annual compensation during the highest five consecutive years within the final ten years of employment.

The Company adopted the recognition provisions of FAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans* and initially applied them to the funded status of its defined benefit pension plan as of December 31, 2006. The initial recognition of the funded status of its defined benefit pension plan resulted in a decrease in Shareholder's equity of $579,000, which was net of a tax benefit of $298,000.

The following table sets forth the obligation and funded status as of December 31:

(In Thousands)	2007	2006
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 8,510	$ 8,780
Service cost	466	467
Interest cost	486	434
Actuarial loss (gain)	80	(785)
Benefits paid	(210)	(186)
Other, change in actuarial assumptions	1,118	(200)
Benefit obligation at end of year	10,450	8,510
Change in plan assets:		
Fair value of plan assets at beginning of year	6,990	6,011
Actual loss on plan assets	531	629
Employer contribution	580	550
Benefits paid	(210)	(186)
Expenses paid	—	(14)
Fair value of plan assets at end of year	7,891	6,990
Funded status	$ (2,559)	$ (1,520)
Accounts recognized on balance sheet as:		
Total liabilities	$ (2,559)	$ (1,520)
Amounts not yet recognized as a component of net periodic pension cost:		
Amounts recognized in accumulated other comprehensive income (loss) consists of:		
Net transition asset	$ (12)	$ (15)
Prior service cost	153	179
Net loss	1,942	713
Total	$ 2,083	$ 877

The accumulated benefit obligation for the Plan was $7,835,000 and $6,451,000 at December 31, 2007 and 2006, respectively.

Components of Net Periodic Cost and Other Amounts Recognized in other Comprehensive Income as of December 31, 2007, 2006, and 2005, respectively, are as follows:

(In Thousands)	2007	2006	2005
Net periodic pension cost:			
Service cost	$ 467	$ 467	$ 505
Interest cost	486	434	446
Expected return on plan assets	(562)	(485)	(402)
Amortization of transition asset	(3)	(3)	(2)
Amortization of prior service cost	26	26	25
Amortization of unrecognized net loss	—	22	65
Net periodic benefit cost	$ 414	$ 461	$ 637

The estimated net transition asset and prior service cost for the defined benefit pension plan that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next fiscal year are $3,000 and $25,000, respectively.

Assumptions

Weighted-average assumptions used to determine benefit obligations at December 31:

	2007	2006	2005
Discount rate	6.00%	5.75%	5.50%
Rate of compensation increase	5.00%	4.75%	4.50%

Weighted-average assumptions used to determine net periodic cost for years ended December 31:

	2007	2006	2005
Discount rate	5.75%	5.50%	5.75%
Expected long-term return on plan assets	8.00%	8.00%	8.00%
Rate of compensation increase	4.75%	4.50%	4.75%

The expected long-term rate of return was estimated using market benchmarks by which the plan assets would outperform the market value in the future, based on historical experience adjusted for changes in asset allocation and expectations for overall lower future returns on similar investments compared to past periods.

Plan Assets

The Plan's weighted-average asset allocations at December 31, by asset category, are as follows:

Asset Category	2007	2006
Cash	0.2%	0.4%
Fixed income securities	39.6%	39.2%
Equity	60.2%	60.4%
Total	100.0%	100.0%

The investment objective for the Plan is to maximize total return with tolerance for slightly above average risk, meaning the fund is able to tolerate short-term volatility to achieve above-average returns over the long term.

Asset allocation favors equities, with target allocation of approximately 60% equity securities, 37.5% fixed income securities and 2.5% cash. Due to volatility in the market, the target allocation is not always desirable and asset allocations will fluctuate between the acceptable ranges. The equity portfolio's exposure is primarily in mid and large capitalization domestic equities with limited exposure to small capitalization and international stocks.

It is management's intent to give the investment managers flexibility, within the overall guidelines, with respect to investment decisions and their timing. However, certain investments require specific review and approval by management. Management is also informed of anticipated, significant modifications of any previously approved investment, or anticipated use of derivatives to execute investment strategies.

The following benefit payments that reflect expected future service, as appropriate, are expected to be paid:

Estimated future benefit payments:

(In Thousands)		
	2008	$ 256
	2009	299
	2010	320
	2011	346
	2012	519
	2013-2017	3,043
		$ 4,783

The company expects to contribute $450,000 to its Pension Plan in 2008.

401(k) Savings Plan

The Company also offers a 401(k) savings plan in which eligible participating employees may elect to contribute up to a maximum percentage allowable not to exceed the limits of Code Sections 401(k), 404, and 415. The Company may make matching contributions equal to a discretionary percentage that is determined by the Board of Directors. Participants are at all times fully vested in their contributions and vest over a period of five years regarding the employer contribution. Contribution expense was approximately $97,000, $96,000, and $80,000 for the years ended December 31, 2007, 2006, and 2005, respectively.

Deferred Compensation Plan

The Company has a deferred compensation plan whereby participating directors elect to forego directors' fees paid in cash. Under this plan, the Company will make payments for a ten-year period beginning at age 65 in most cases or at death, if earlier, at which time payments would be made to their designated beneficiaries.

To fund benefits under the deferred compensation plan, the Company has acquired bank-owned life insurance policies on the lives of the participating directors for which insurance benefits are payable to the Company. The Company incurred expenses related to the plan of $84,750, $69,000, and $69,000 for the years ended December 31, 2007, 2006, and 2005, respectively. Benefits paid under the plan were approximately $125,000, $122,000, and $112,000 in 2007, 2006, and 2005 respectively.

NOTE 12 - EMPLOYEE STOCK PURCHASE PLAN

Effective April 26, 2006 the Company implemented the Penns Woods Bancorp, Inc. 2006 Employee Stock Purchase Plan ("Plan"). The Plan is intended to encourage employee participation in the ownership and economic progress of the Company. The Plan allows for up to 1,000,000 shares to be purchased by employees. The purchase price of the shares is 95% of market value with an employee eligible to purchase up to the lesser of 15% of base compensation or $12,000 in market value annually. There were 3,090 and 1,355 shares issued under the plan for the years ended December 31, 2007 and 2006, respectively.

NOTE 13 - STOCK OPTIONS

Prior to 1998, the Company granted a select group of its officers options to purchase shares of its common stock. These options, which are immediately exercisable, expire within three to ten years after having been granted. Also, in 1998, the Company adopted the "1998 Stock Option Plan" for key employees and directors. Incentive stock options and nonqualified stock options may be granted to eligible employees of the Bank and nonqualified options may be granted to directors of the Company. Incentive nonqualified stock options granted under the 1998 Plan may be exercised not later than ten years after the date of grant. Each option granted under the 1998 Plan shall be exercisable only after the expiration of six months following the date of grant of such options.

A summary of the status of the Company's common stock option plans are presented below:

	2007		2006	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding, beginning of year	11,972	$ 37.41	11,972	$ 37.41
Granted	—	—	—	—
Exercised	(330)	24.72	—	—
Forfeited	(729)	40.29	—	—
Outstanding, end of year	10,913	$ 37.60	11,972	$ 37.41
Options exercisable at year-end	10,913	$ 37.60	11,972	$ 37.41

The following table summarizes information about nonqualified and incentive stock options outstanding at December 31, 2007:

	Outstanding			Exercisable	
Exercise Price	Shares	Average Life	Average Exercise Price	Shares	Average Exercise Price
$ 40.29	8,273	1	$ 40.29	8,273	$ 40.29
31.82	1,650	2	31.82	1,650	31.82
24.72	990	3	24.72	990	24.72

NOTE 14 - RELATED PARTY TRANSACTIONS

Certain directors and executive officers of the Company and the Bank, including their immediate families and companies in which they are principal owners (more than ten percent), are indebted to the Company. Such indebtedness was incurred in the ordinary course of business on the same terms and at those rates prevailing at the time for comparable transactions with others.

A summary of loan activity with executive officers, directors, principal shareholders, and associates of such persons is listed below for the years ended December 31:

(In Thousands)	Beginning Balance	Additions	Payments	Ending Balance
2007	$ 9,742	$ 1,711	$ 2,118	$ 9,335
2006	9,635	2,001	1,894	9,742

Deposits from related parties held by the Company amounted to $7,796,000 at December 31, 2007 and $4,653,000 at December 31, 2006.

NOTE 15 - COMMITMENTS AND CONTINGENT LIABILITIES

The following schedule of future minimum rental payments under operating leases with noncancellable terms in excess of one year as of December 31, 2007:

(In Thousands)		
2008	$	396
2009		326
2010		288
2011		202
2012		180
Thereafter		1,427
Total	$	2,819

The Company's operating lease obligations represent short and long-term lease and rental payments for facilities. Total rental expense for all operating leases for the years ended December 31, 2007, 2006, and 2005 were $423,000, $380,000, and $361,000 respectively.

The Company is subject to lawsuits and claims arising out of its business. There are no such legal proceedings or claims currently pending or threatened other than those encountered during the normal course of business.

NOTE 16 - OFF-BALANCE SHEET RISK

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit, interest rate, or liquidity risk in excess of the amount recognized in the consolidated balance sheet. The contract amounts of these instruments express the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss from nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual amount of these instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The Company may require collateral or other security to support financial instruments with off-balance sheet credit risk.

Financial instruments whose contract amounts represent credit risk are as follows at December 31

(In Thousands)	2007	2006
Commitments to extend credit	$ 74,349	$ 61,736
Standby letters of credit	974	1,033

Commitments to extend credit are legally binding agreements to lend to customers. Commitments generally have fixed expiration dates or other termination clauses and may require payment of fees. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future liquidity requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company, on extension of credit is based on management's credit assessment of the counterparty.

Standby letters of credit represent conditional commitments issued by the Company to guarantee the performance of a customer to a third party. These instruments are issued primarily to support bid or performance related contracts. The coverage period for these instruments is typically a one year period with an annual renewal option subject to prior approval by management. Fees earned from the issuance of these letters are recognized upon expiration of the coverage period. For secured letters of credit, the collateral is typically Bank deposit instruments or customer business assets.

NOTE 17 - CAPITAL REQUIREMENTS

Federal regulations require the Company and the Bank to maintain minimum amounts of capital. Specifically, each is required to maintain certain minimum dollar amounts and ratios of Total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average total assets.

In addition to the capital requirements, the Federal Deposit Insurance Corporation Improvement Act ("FDICIA") established five capital categories ranging from "well capitalized" to "critically undercapitalized." Should any institution fail to meet the requirements to be considered "adequately capitalized," it would become subject to a series of increasingly restrictive regulatory actions.

As of December 31, 2007 and 2006, the Federal Deposit Insurance Corporation ("FDIC") categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be classified as a well capitalized financial institution, Total risk-based, Tier 1 risk-based, and Tier 1 leverage capital ratios must be at least 10%, 6%, and 5%, respectively.

The Company's and the Bank's actual capital ratios are presented in the following tables, which shows that both met all regulatory capital requirements.

The Company's and the Bank's actual capital ratios are presented in the following tables, which shows that both met all regulatory capital requirements.

Consolidated Company

(In Thousands)	2007		2006	
	Amount	Ratio	Amount	Ratio
Total Capital (to Risk-weighted Assets)				
Actual	$ 70,381	18.0%	$ 73,342	20.2%
For Capital Adequacy Purposes	31,280	8.0	29,299	8.0
To Be Well Capitalized	39,100	10.0	36,623	10.0
Tier 1 Capital (to Risk-weighted Assets)				
Actual	$ 66,251	16.9%	68,931	18.8%
For Capital Adequacy Purposes	15,640	4.0	14,649	4.0
To Be Well Capitalized	23,460	6.0	21,974	6.0
Tier 1 Capital (to Average Assets)				
Actual	$ 66,251	10.8%	$ 68,931	11.8%
For Capital Adequacy Purposes	24,664	4.0	23,332	4.0
To Be Well Capitalized	30,830	5.0	29,165	5.0

Bank

(In Thousands)	2007		2006	
	Amount	Ratio	Amount	Ratio
Total Capital (to Risk-weighted Assets)				
Actual	$ 57,295	15.1%	$ 57,260	16.2%
For Capital Adequacy Purposes	30,350	8.0	28,243	8.0
To Be Well Capitalized	37,938	10.0	35,304	10.0
Tier 1 Capital (to Risk-weighted Assets)				
Actual	$ 53,165	14.0%	52,860	15.0%
For Capital Adequacy Purposes	15,175	4.0	14,121	4.0
To Be Well Capitalized	22,763	6.0	21,182	6.0
Tier 1 Capital (to Average Assets)				
Actual	$ 53,165	8.8%	$ 52,860	9.3%
For Capital Adequacy Purposes	24,124	4.0	22,671	4.0
To Be Well Capitalized	30,155	5.0	28,339	5.0

NOTE 18 - REGULATORY RESTRICTIONS

The Pennsylvania Banking Code restricts the availability of capital funds for payment of dividends by all state-chartered banks to the additional paid in capital of the Bank. Accordingly, at December 31, 2007, the balance in the additional paid in capital account totaling $11,657,000 is unavailable for dividends.

The Bank is subject to regulatory restrictions, which limit its ability to loan funds to Penns Woods Bancorp, Inc. At December 31, 2007, the regulatory lending limit amounted to approximately $5,780,000.

Cash and Due from Banks

Included in cash and due from banks are reserves required by the district Federal Reserve Bank of $1,009,000 and $990,000 at December 31, 2007 and 2006. The required reserves are computed by applying prescribed ratios to the classes of average deposit balances. These are held in the form of cash on hand and a balance maintained directly with the Federal Reserve Bank.

NOTE 19 - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company is required to disclose estimated fair values for its financial instruments. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Also, it is the Company's general practice and intention to hold most of its financial instruments to maturity and not to engage in trading or sales activities. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions can significantly affect the estimates.

Estimated fair values have been determined by the Company using historical data and an estimation methodology suitable for each category of financial instruments. The estimated fair value of the Company's investment securities is described in Note 1. The Company's fair value estimates, methods, and assumptions are set forth below for the Company's other financial instruments.

As certain assets and liabilities, such as deferred tax assets, premises and equipment, and many other operational elements of the Company, are not considered financial instruments but have value, this estimated fair value of financial instruments would not represent the full market value of the Company.

The estimated fair values of the Company's financial instruments are as follows at December 31:

(In Thousands)	2007		2006	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:				
Cash and cash equivalents	$ 15,433	$ 15,433	$ 15,373	$ 15,373
Investment securities:				
Available for sale	214,455	214,455	185,200	185,200
Held to maturity	277	279	283	286
Loans held for sale	4,214	4,214	3,716	3,716
Loans, net	356,348	357,628	356,199	356,788
Bank-owned life insurance	12,375	12,375	11,346	11,346
Accrued interest receivable	3,343	3,343	2,939	2,939
Financial liabilities:				
Interest-bearing deposits	$ 314,351	$ 314,501	$ 322,031	$ 320,906
Noninterest-bearing deposits	74,671	74,671	73,160	73,160
Short-term borrowings	55,315	55,315	34,697	34,697
Long-term borrowings, FHLB	106,378	106,154	82,878	82,050
Accrued interest payable	1,744	1,744	1,532	1,532

Cash and Cash Equivalents, Loans Held for Sale, Accrued Interest Receivable, Short-term Borrowings, and Accrued Interest Payable

The fair value is equal to the carrying value.

Investment Securities

The fair value of investment securities available for sale and held to maturity is equal to the available quoted market price. If no quoted market price is available, fair value is estimated using the quoted market price for similar securities. Regulatory stock's fair value is equal to its carrying value.

Loans

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, commercial real estate, residential real estate, construction real estate, and other consumer. Each loan category is further segmented into fixed and adjustable rate interest terms and by performing and nonperforming categories.

The fair value of performing loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan. The estimate of maturity is based on the Company's historical experience with repayments for each loan classification, modified, as required, by an estimate of the effect of current economic and lending conditions.

Fair value for significant nonperforming loans is based on recent external appraisals. If appraisals are not available, estimated cash flows are discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risk, cash flows, and discounted rates are judgmentally determined using available market information and specific borrower information.

Bank-Owned Life Insurance

The fair value is equal to the Cash Surrender Value of the life insurance policies.

Deposits

The fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings, NOW, and money market accounts, is equal to the amount payable on demand as of December 31, 2007 and 2006. The fair value of certificates of deposit is based on the discounted value of contractual cash flows.

The fair value estimates above do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market, commonly referred to as the core deposit intangible.

Long-Term Borrowings

The fair value of long term borrowings is based on the discounted value of contractual cash flows.

Commitments to Extend Credit, Standby Letters of Credit, and Financial Guarantees Written

There is no material difference between the notional amount and the estimated fair value of off-balance sheet items at December 31, 2007 and 2006, respectively. The contractual amounts of unfunded commitments and letters of credit are presented in Note 16.

NOTE 20 - PARENT COMPANY ONLY FINANCIAL STATEMENTS

Condensed financial information for Penns Woods Bancorp, Inc. follows:

CONDENSED BALANCE SHEET, DECEMBER 31,

(In Thousands)	2007	2006
ASSETS:		
Cash	$ 15	$ 41
Investment in subsidiaries:		
Bank	56,971	57,790
Nonbank	13,473	16,595
Other assets	234	234
Total assets	$ 70,693	$ 74,660
LIABILITIES AND SHAREHOLDERS' EQUITY:		
Other liabilities	$ 134	$ 66
Shareholders' equity	70,559	74,594
Total liabilities and shareholders' equity	$ 70,693	$ 74,660

CONDENSED STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31,

(In Thousands)	2007	2006	2005
Operating income:			
Dividends from subsidiaries	$ 8,039	$ 9,890	$ 7,311
Equity in undistributed net income of subsidiaries	1,152	53	3,822
Operating expenses	(314)	(296)	(232)
Net income	$ 8,877	$ 9,647	$ 10,901

CONDENSED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

(In Thousands)	2007	2006	2005
OPERATING ACTIVITIES:			
Net income	$ 8,877	$ 9,647	$ 10,901
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed net income of subsidiaries	(1,152)	(53)	(3,822)
Other, net	67	(30)	(70)
Net cash provided by operating activities	7,792	9,564	7,009
INVESTING ACTIVITIES,			
Investment in subsidiaries	—	—	(637)
FINANCING ACTIVITIES:			
Dividends paid	(6,953)	(6,802)	(6,225)
Issuance of common stock	99	49	—
Proceeds from exercise of stock options	8	—	105
Purchase of treasury stock	(972)	(2,929)	(546)
Net cash used in financing activities	(7,818)	(9,682)	(6,666)
NET DECREASE IN CASH	(26)	(118)	(294)
CASH, BEGINNING OF YEAR	41	159	453
CASH, END OF YEAR	$ 15	$ 41	$ 159

NOTE 21 - CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)

(In Thousands, Except Per Share Data)	For the three months ended			
2007	March 31,	June 30,	Sept. 30,	Dec. 31,
Interest income	$ 8,679	$ 8,793	$ 8,977	$ 9,500
Interest expense	3,939	3,999	4,112	4,397
Net interest income	4,740	4,794	4,865	5,103
Provision for loan losses	40	10	10	90
Non-interest income	1,648	1,893	2,006	1,985
Securities gains (losses), net	326	293	—	(673)
Non-interest expenses	4,128	4,340	4,430	4,418
Income before income tax provision	2,546	2,630	2,431	1,907
Income tax provision (benefit)	265	295	109	(32)
Net income	$ 2,281	$ 2,335	$ 2,322	$ 1,939
Earnings per share - basic	$ 0.59	$ 0.60	$ 0.59	$ 0.50
Earnings per share - diluted	$ 0.59	$ 0.60	$ 0.59	$ 0.50

(In Thousands, Except Per Share Data)	For the three months ended			
2006	March 31,	June 30,	Sept. 30,	Dec. 31,
Interest income	$ 8,022	$ 8,347	$ 8,547	$ 8,837
Interest expense	3,189	3,421	3,707	3,893
Net interest income	4,833	4,926	4,840	4,944
Provision for loan losses	198	198	89	150
Non-interest income	1,778	1,951	1,826	1,795
Securities gains, net	559	265	561	294
Non-interest expenses	3,951	4,078	4,114	4,186
Income before income tax provision	3,021	2,866	3,024	2,697
Income tax provision	566	432	560	403
Net income	$ 2,455	$ 2,434	$ 2,464	$ 2,294
Earnings per share - basic	$ 0.62	$ 0.62	$ 0.62	$ 0.59
Earnings per share - diluted	$ 0.62	$ 0.62	$ 0.62	$ 0.59

Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations

RESULTS OF OPERATIONS

NET INTEREST INCOME

Net interest income is determined by calculating the difference between the yields earned on interest-earning assets and the rates paid on interest-bearing liabilities. To compare the tax-exempt asset yields to taxable yields, amounts are adjusted to taxable equivalents based on the marginal corporate federal tax rate of 34%. The tax equivalent adjustments to net interest income for 2007, 2006, and 2005 were $2,410,000, $2,245,000, and $1,764,000, respectively.

2007 vs 2006

Reported net interest income decreased $41,000 or 0.21% to $19,502,000 for the year ended December 31, 2007 as compared to the year ended December 31, 2006 although the yield on earning assets increased to 6.91% from 6.70%, respectively. On a tax equivalent basis the change in net interest income was an increase of $124,000 which is primarily the result of the yield on investment securities increasing to 6.25% from 5.93% at December 31, 2006. Total interest income increased 6.5% or $2,196,000 primarily due to growth in the average balance of the loan portfolio of $8,688,000 coupled with an increase in the loan yield to 7.27% from 7.10% at December 31, 2006. Interest and dividend income generated from the investment portfolio and interest bearing cash deposits increased $975,000. The increase was the result of the yield on the investment portfolio increasing 32 basis points while the average balance of the investment portfolio increased by $8,749,000.

Interest expense increased $2,237,000 to $16,447,000 for the year ended December 31, 2007 as compared to 2006. The majority of the increase, 91% or $2,043,000, is related to increased levels of average deposits and increased rates being paid on deposit accounts, which had an average rate paid of 3.35% and 2.88% for the years ended December 31, 2007 and 2006, respectively. The increases were driven by market competition and rate increases enacted throughout 2006 by the Federal Open Markets Committee (FOMC) resulting in a higher average prime rate during 2007 than 2006. Interest expense related to time deposits increased $2,121,000 as the average rate paid on time deposits increased to 4.73% from 4.11% for the year ended December 31, 2006. The increase in time deposit rates was the result of competitive pressure, FOMC rate increases, rate specials related to the opening of a new branch and the one year anniversary of a second, and incentive to customers to invest in short-term time deposits. In addition, the average balance in time deposits increased $21,508,000 due to the before mentioned rate specials, transfer of dollars from transaction accounts due to the increasing rate disparity between products, and the use of brokered deposits to limit the reliance on short-term FHLB funding.

The rate paid on borrowings increased to 4.57% from 4.50% for the year ended December 31, 2007. The increase in rate resulted in interest expense on borrowings increasing $194,000 with the majority of the increase occurring in the short-term borrowing category. The short-term borrowing rate increased 11 basis points to 4.45% due to the FOMC rate increases since the start of 2006. Interest expense associated with long-term borrowings increased $58,000 due to the average balance of long-term FHLB borrowings increasing $253,000 and a weighted average interest rate on the long-term debt increase of 6 basis points to 4.62% at December 31, 2007.

2006 vs 2005

Reported net interest income decreased $979,000 or 4.8% to $19,543,000 for the year ended December 31, 2006 as compared to the year ended December 31, 2005 as the yield on earning assets increased to 6.70% from 6.29%, respectively. On a tax equivalent basis the change in net interest income was a decrease of $498,000 which is the result of the rate paid on interest bearing liabilities increasing at nearly twice the rate of increases in the yield on earning assets. Total interest income increased 9.2% or $2,850,000 primarily due to growth in the average balance of the loan portfolio of $22,150,000 coupled with an increase in loan yield to 7.10% from 6.73% at December 31, 2005. Interest and dividend income generated from the investment portfolio and interest bearing cash deposits increased $98,000. The increase was the result of the yield on the investment portfolio increasing 39 basis points while the average balance of the investment portfolio declined by $3,474,000.

Interest expense increased $3,829,000 to $14,210,000 for the year ended December 31, 2006 as compared to 2005. The majority of the increase, 82% or $3,134,000, is related to increased rates being paid on deposit accounts, which had an average rate paid of 2.88% and 1.98% for the years ended December 31, 2006 and 2005, respectively. The increases were driven by market competition and rate increases enacted by the Federal Open Markets Committee (FOMC). Interest expense related to time deposits increased $2,827,000 as the average rate paid on time deposits increased to 4.11% from 3.02% for the year ended December 31, 2005. The increase in time deposit rates was the result of competitive pressure, FOMC rate increases, rate specials related to the opening of a new branch and the one year anniversary of a second, and incentive to customers to invest in short-term time deposits. In addition, the average balance in time deposits increased $30,130,000 due to the before mentioned rate specials, transfer of dollars from transaction accounts due to the increasing rate disparity between products, and the use of brokered deposits to limit the reliance on short-term FHLB funding.

The rate paid on borrowings increased to 4.50% from 4.08% for the year ended December 31, 2006. The increase in rate resulted in interest expense on borrowings increasing $695,000 with the majority of the increase occurring in the short-term borrowing category. The short-term borrowing rate increased 144 basis points to 4.34% due to the FOMC rate increases since the start of 2005. Interest expense associated with long-term borrowings increased $123,000 due to the average balance of long-term FHLB borrowings increasing $2,417,000 while the weighted average interest rate on the long-term debt remained constant.

AVERAGE BALANCES AND INTEREST RATES

The following tables set forth certain information relating to the Company's average balance sheet and reflect the average yield on assets and average cost of liabilities for the periods indicated and the average yields earned and rates paid. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented.

(In Thousands)	2007		
	Average Balance	Interest	Average Rate
ASSETS:			
Tax-exempt loans	$ 7,857	$ 485	6.17%
All other loans	353,528	25,779	7.29%
Total loans	361,385	26,264	7.27%
Taxable securities	93,480	5,474	5.86%
Tax-exempt securities	99,728	6,602	6.62%
Total securities	193,208	12,076	6.25%
Interest-bearing deposits	345	19	5.51%
Total interest-earning assets	554,938	38,359	6.91%
Other assets	42,602		
Total assets	$ 597,540		
LIABILITIES:			
Savings	$ 58,710	428	0.73%
Super Now deposits	46,596	611	1.31%
Money market deposits	23,920	540	2.26%
Time deposits	198,029	9,372	4.73%
Total deposits	327,255	10,951	3.35%
Short-term borrowings	36,816	1,639	4.45%
Long-term borrowings	83,490	3,857	4.62%
Total borrowings	120,306	5,496	4.57%
Total interest-bearing liabilities	447,561	16,447	3.67%
Demand deposits	69,953		
Other liabilities	6,924		
Shareholders' equity	73,102		
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 597,540		
Interest rate spread			3.24%
Net interest income/margin		$ 21,912	3.95%

- Fees on loans are included with interest on loans. Loan fees are included in interest income as follows: 2007 $453,000, 2006 $478,000, 2005 $491,000.
- Information on this table has been calculated using average daily balance sheets to obtain average balances.
- Nonaccrual loans have been included with loans for the purpose of analyzing net interest earnings.
- Income and rates on a fully taxable equivalent basis include an adjustment for the difference between annual income from tax-exempt obligations and the taxable equivalent of such income at the standard 34% tax rate.

2006			2005		
Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
$ 8,173	$ 503	6.15%	$ 5,370	$ 307	5.72%
344,524	24,545	7.12%	325,177	21,924	6.74%
352,697	25,048	7.10%	330,547	22,231	6.73%
91,767	4,837	5.27%	115,041	5,529	4.81%
92,692	6,102	6.58%	72,892	4,882	6.70%
184,459	10,939	5.93%	187,933	10,411	5.54%
152	11	7.24%	873	25	2.86%
537,308	35,998	6.70%	519,353	32,667	6.29%
40,413			33,308		
$ 577,721			$ 552,661		
$ 61,958	509	0.82%	$ 64,795	500	0.77%
47,294	655	1.38%	50,756	438	0.86%
23,905	493	2.06%	29,317	412	1.41%
176,521	7,251	4.11%	146,391	4,424	3.02%
309,678	8,908	2.88%	291,259	5,774	1.98%
34,612	1,503	4.34%	32,114	931	2.90%
83,237	3,799	4.56%	80,820	3,676	4.55%
117,849	5,302	4.50%	112,934	4,607	4.08%
427,527	14,210	3.32%	404,193	10,381	2.57%
69,668			69,457		
5,899			4,057		
74,627			74,954		
$ 577,721			$ 552,661		
		3.38%			3.72%
	$ 21,788	4.06%		$ 22,286	4.29%

Reconcilement of Taxable Equivalent Net Interest Income

	2007	2006	2005
Total interest income	$ 35,949	$ 33,753	$ 30,903
Total interest expense	16,447	14,210	10,381
Net interest income	19,502	19,543	20,522
Tax equivalent adjustment	2,410	2,245	1,764
Net interest income (fully taxable equivalent)	$ 21,912	$ 21,788	$ 22,286

Rate/Volume Analysis

The table below sets forth certain information regarding changes in our interest income and interest expense for the periods indicated. For interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in average volume multiplied by old rate) and (ii) changes in rates (changes in rate multiplied by old average volume). Increases and decreases due to both interest rate and volume, which cannot be separated, have been allocated proportionally to the change due to volume and the change due to interest rate. Income and interest rates are on a taxable equivalent basis.

(In Thousands)	Year Ended December 31,					
	2007 vs 2006 Increase (Decrease) Due to			2006 vs 2005 Increase (Decrease) Due to		
	Volume	Rate	Net	Volume	Rate	Net
Interest income:						
Loans, tax-exempt	$ (20)	$ 2	$ (18)	$ 174	$ 22	$ 196
Loans	650	584	1,234	1,342	1,279	2,621
Taxable investment securities	88	549	637	(1,192)	500	(692)
Tax-exempt investment securities	466	34	500	1,304	(84)	1,220
Interest-bearing deposits	12	(4)	8	(32)	18	(14)
Total interest-earning assets	1,196	1,165	2,361	1,596	1,735	3,331
Interest expense:						
Savings deposits	(30)	(51)	(81)	(23)	32	9
Super Now deposits	(10)	(34)	(44)	(32)	249	217
Money market deposits	—	47	47	(86)	167	81
Time deposits	344	1,777	2,121	471	2,356	2,827
Short-term borrowings	100	36	136	65	507	572
Long-term borrowings	12	46	58	110	13	123
Total interest-bearing liabilities	416	1,821	2,237	505	3,324	3,829
Change in net interest income	$ 780	$ (656)	$ 124	$ 1,091	$ (1,589)	$ (498)

PROVISION FOR LOAN LOSSES

2007 vs 2006

The provision for loan losses is based upon management's quarterly review of the loan portfolio. The purpose of the review is to assess loan quality, identify impaired loans, analyze delinquencies, ascertain loan growth, evaluate potential charge-offs and recoveries, and assess general economic conditions in the markets served. An external independent loan review is also performed annually for the Bank. Management remains committed to an aggressive program of problem loan identification and resolution.

The allowance is calculated by applying loss factors to outstanding loans by type, excluding loans for which a specific allowance has been determined. Loss factors are based on management's consideration of the nature of the portfolio segments, changes in mix and volume of the loan portfolio, and historical loan loss experience. In addition, management considers industry standards and trends with respect to nonperforming loans and its knowledge and experience with specific lending segments.

Although management believes that it uses the best information available to make such determinations and that the allowance for loan losses is adequate at December 31, 2007, future adjustments could be necessary if circumstances or economic conditions differ substantially from the assumptions used in making the initial determinations. A downturn in the local economy or employment and delays in receiving financial information from borrowers could result in increased levels of nonperforming assets and charge-offs, increased loan loss provisions and reductions in interest income. Additionally, as an integral part of the examination process, bank regulatory agencies periodically review the Bank's loan loss allowance. The banking regulators could require the recognition of additions to the loan loss allowance based on their judgment of information available to them at the time of their examination.

The allowance for loan losses decreased from $4,185,000 at December 31, 2006 to $4,130,000 at December 31, 2007. At December 31, 2007, allowance for loan losses was 1.15% of total loans compared to 1.16% of total loans at December 31, 2006. Management's conclusion is that the allowance for loan losses is adequate to provide for probable losses inherent in its loan portfolio as of the consolidated balance sheet date.

The provision for loan losses totaled $150,000 for the year ended December 31, 2007. The provision for the same period in 2006 was $635,000. Management concluded that the decrease of the provision was appropriate when considering the gross loan growth experienced during 2007 of $94,000 coupled with the low levels of charge-offs and delinquencies during the year. Utilizing both internal and external resources, as noted, senior management has concluded that the allowance for loan losses remains at a level adequate to provide for probable losses inherent in the loan portfolio.

2006 vs 2005

The allowance for loan losses increased 13.8% or $506,000 from fiscal 2005 after net charge-offs of $129,000 contributed to a year-end allowance for loan losses of $4,185,000 or 1.16% of total loans. Based upon this analysis, as well as the others noted above, senior management concluded that the allowance for loan losses was at a level adequate to provide for probable losses inherent in the loan portfolio at December 31, 2006.

Following is a table showing the changes in the allowance for loan losses for the years ended December 31:

(In Thousands)	2007	2006	2005	2004	2003
Balance at beginning of period	$ 4,185	$ 3,679	$ 3,338	$ 3,069	$ 2,953
Charge-offs:					
Real estate	—	50	132	121	63
Commercial and industrial	103	28	206	50	37
Installment loans to individuals	201	249	108	112	116
Total charge-offs	304	327	446	283	216
Recoveries:					
Real estate	13	68	45	50	42
Commercial and industrial	1	40	8	4	16
Installment loans to individuals	85	90	14	33	19
Total recoveries	99	198	67	87	77
Net charge-offs	205	129	379	196	139
Additions charged to operations	150	635	720	465	255
Balance at end of period	$ 4,130	$ 4,185	$ 3,679	$ 3,338	$ 3,069
Ratio of net charge-offs during the period to average loans outstanding during the period	0.06%	0.04%	0.11%	0.06%	0.05%

NON-INTEREST INCOME

2007 vs 2006

Total non-interest income decreased $1,551,000 from the year ended December 31, 2007 to 2006. Excluding security (loss) gains and the gain on sale of loans, non-interest income increased $114,000. Service charges decreased $120,000 as overdraft protection fees declined and customers migrated to new checking accounts having reduced or no service charges. Earnings on bank-owned life insurance increased $36,000. Insurance commissions decreased $59,000 due to a reduction in the overall commission, from the underwriter, that The M Group receives on each insurance contract written. Management of The M Group continues to pursue new and build upon current relationships. However, the sales cycle for insurance and investment products can take typically from six months to one year or more to complete. The sales call program continues to expand to other financial institutions, which results in additional revenue for The M Group. The increase in other income was primarily due to increases in revenues from debit card transactions, merchant card commissions, and commissions generated by The M Group for securities transactions.

(In Thousands)	2007		2006		Change	
	Amount	% Total	Amount	% Total	Amount	%
Deposit service charges	$ 2,246	30.03 %	$ 2,366	26.20 %	$ (120)	(5.07)%
Securities (losses) gains, net	(54)	(0.72)	1,679	18.60	(1,733)	(103.22)
Bank-owned life insurance	410	5.48	374	4.14	36	9.63
Gain on sale of loans	921	12.32	853	9.45	68	7.97
Insurance commissions	2,222	29.72	2,281	25.26	(59)	(2.59)
Other income	1,733	23.17	1,476	16.35	257	17.41
Total non-interest income	$ 7,478	100.00 %	$ 9,029	100.00 %	$ (1,551)	(17.18)%

2006 vs 2005

Total non-interest income decreased $402,000 from the year ended December 31, 2005 to 2006. Excluding security gains and the gain on sale of loans, non-interest income increased $120,000. Service charges increased $138,000 due to the full year impact of an overdraft protection program that was started in May 2005. Earnings on bank-owned life insurance decreased $194,000, however, the year ended December 31, 2005 included the receipt of $196,000 due to a death benefit claim. Insurance commissions decreased $46,000 due to a reduction in the overall commission, from the underwriter, that The M Group receives on each insurance contract written. Management of The M Group continues to pursue new and build upon current relationships. However, the sales cycle for insurance and investment products can take typically from six months to one year or more to complete. The sales call program continues to expand to other financial institutions, which results in additional revenue for The M Group. The increase in other income was primarily due to increases in revenues from debit cards and fees associated with the origination of mortgage loans on the behalf of PHFA and other secondary market entities.

(In Thousands)	2006		2005		Change	
	Amount	% Total	Amount	% Total	Amount	%
Deposit service charges	$ 2,366	26.20 %	$ 2,228	23.62 %	$ 138	6.19 %
Securities gains, net	1,679	18.60	2,190	23.22	(511)	(23.33)
Bank-owned life insurance	374	4.14	568	6.02	(194)	(34.15)
Gain on sale of loans	853	9.45	864	9.16	(11)	(1.27)
Insurance commissions	2,281	25.26	2,327	24.68	(46)	(1.98)
Other income	1,476	16.35	1,254	13.30	222	17.70
Total non-interest income	$ 9,029	100.00 %	$ 9,431	100.00 %	$ (402)	(4.26)%

NON-INTEREST EXPENSES

2007 vs 2006

Total non-interest expenses increased $987,000 from the year ended December 31, 2006 to December 31, 2007. Salaries and employee benefits increased by $245,000 and were attributed to several items including standard cost of living wage adjustments for employees, full year impact of the Montoursville branch, and increased benefit costs. Occupancy expense increased due to the new branch in Montoursville, which opened in the third quarter of 2006, and increased cost of maintenance and property taxes. Amortization increase is attributed to a low income housing partnership that began operation during the fourth quarter of 2006.

(In Thousands)	2007		2006		Change	
	Amount	% Total	Amount	% Total	Amount	%
Salaries and employee benefits	$ 9,078	52.43 %	$ 8,833	54.09 %	$ 245	2.77 %
Occupancy, net	1,306	7.54	1,137	6.96	169	14.86
Furniture and equipment	1,126	6.50	1,201	7.36	(75)	(6.24)
Pennsylvania shares tax	643	3.71	598	3.66	45	7.53
Amortization of investment in limited partnership	761	4.39	245	1.50	516	210.61
Other expenses	4,402	25.43	4,315	26.43	87	2.02
Total non-interest income	$ 17,316	100.00 %	$ 16,329	100.00 %	$ 987	6.04 %

2006 vs 2005

Total non-interest expenses increased $1,221,000 from the year ended December 31, 2005 to December 31, 2006. Salaries and employee benefits increased by $519,000 and was the result of increased staffing due in part to two new branches since mid 2005, standard wage increases, and increased health insurance costs. Occupancy expense and furniture and equipment expenses increased primarily due to the before mentioned branch additions and increased maintenance costs related to the software and equipment utilized by the Bank. Other expenses and amortization of investments in limited partnership increased $377,000 as amortization of the low income housing partnership investments increased $155,000 and due to general increases in the cost of business specifically Pennsylvania shares tax, donations, and director fees. The increase in low income housing partnership investment amortization is the result of the Bank's involvement with two partnerships that became eligible for tax credit recognition during 2006.

(In Thousands)	2006		2005		Change	
	Amount	% Total	Amount	% Total	Amount	%
Salaries and employee benefits	$ 8,833	54.09 %	$ 8,314	55.03 %	$ 519	6.24 %
Occupancy, net	1,137	6.96	1,089	7.21	48	4.41
Furniture and equipment	1,201	7.36	973	6.44	228	23.43
Pennsylvania shares tax	598	3.66	549	3.63	49	8.93
Amortization of investment in limited partnership	245	1.50	90	0.60	155	172.22
Other expenses	4,315	26.43	4,093	27.09	222	5.42
Total non-interest income	$ 16,329	100.00 %	$ 15,108	100.00 %	$ 1,221	8.08 %

INCOME TAXES

2007 vs 2006

The provision for income taxes for the year ended December 31, 2007 resulted in an effective income tax rate of 6.7% compared to 16.9% for 2006. This decrease is the result of a shift in the investment portfolio from taxable mortgage-backed bonds to tax-exempt municipal bonds coupled with the receipt of tax credits related to low income housing partnerships.

2006 vs 2005

The provision for income taxes for the year ended December 31, 2006 resulted in an effective income tax rate of 16.9% compared to 22.8% for 2005. This decrease is the result of a shift in the investment portfolio from taxable mortgage-backed bonds to tax-exempt municipal bonds coupled with the receipt of tax credits related to low income housing partnerships.

FINANCIAL CONDITION

INVESTMENTS

2007

The estimated fair value of the investment portfolio increased $29,429,000 or 15.77% from December 31, 2006 to 2007, while the amortized cost increased $35,762,000 over the same period. The majority of the changes in value occurred within the state and municipal segment of the portfolio. The amortized cost position in state and political securities increased $14,993,000 as the Bank continued to build call protection, maintain taxable equivalent yields, reduce the effective federal income tax rate, and invest in communities across the Commonwealth of Pennsylvania and the country. The amortized cost position of other debt securities increased $13,919,000 as the Bank began a new leverage transaction to enhance net interest income, return on average assets, and return on average equity. The increased level of unrealized losses, which offset the increase in amortized cost, was the result of changes in the yield curve, not credit quality, as the credit quality of the portfolio remains sound.

2006

The investment portfolio decreased $1,800,000 or 0.96% from December 31, 2005 to 2006. The decrease was the result of the cash flow from the portfolio being utilized to assist in the funding of the higher yielding loan portfolio. Within the portfolio, the asset allocation continued to be weighted in tax-exempt municipal bonds. This continued shift to a tax-exempt weighting was part of a strategy to increase yield, provide call protection, and to reduce the Company's overall effective tax rate. At December 31, 2006 the portfolio was comprised of 55.56% tax-exempt bonds as compared to 47.66% at December 31, 2005. The taxable portion of the portfolio was revamped to reduce exposure to falling interest rates, while at the same time increasing the current yield.

The carrying amounts of investment securities at the dates indicated are summarized as follows for the years ended December 31:

(In Thousands)	2007		2006		2005	
	Balance	%Portfolio	Balance	%Portfolio	Balance	%Portfolio
U.S. Treasury securities:						
Available for sale	$ —	—	$ —	—	$ —	—
U.S. Government agencies:						
Held to maturity	14	0.01%	26	0.01%	28	0.01%
Available for sale	62,904	29.29%	54,152	29.20%	63,953	34.15%
State and political subdivisions (tax-exempt):						
Held to maturity	—	—	—	—	—	—
Available for sale	107,314	49.98%	103,057	55.56%	89,265	47.66%
State and political subdivisions (taxable):						
Held to maturity	—	—	—	—	—	—
Available for sale	10,501	4.89%	2,889	1.56%	4,826	2.58%
Other bonds, notes and debentures:						
Held to maturity	263	0.12%	257	0.14%	237	0.13%
Available for sale	15,767	7.34%	2,024	1.09%	1,719	0.92%
Total bonds, notes and debentures	196,763	91.63%	162,405	87.56%	160,028	85.45%
Corporate stock - Available for sale	17,969	8.37%	23,078	12.44%	27,255	14.55%
Total	$ 214,732	100.00%	$ 185,483	100.00%	$ 187,283	100.00%

The following table shows the maturities and repricing of investment securities, at amortized cost, at December 31, 2007 and the weighted average yields (for tax-exempt obligations on a fully taxable basis assuming a 34% tax rate) of such:

(In Thousands)	Within One Year	After one But within Five years	After five But within Ten years	After Ten Years	Amortized Cost Total
U.S. Treasury securities:					
HTM Amount	$ —	$ —	$ —	$ —	$ —
Yield	—	—	—	—	—
AFS Amount	—	—	—	—	—
Yield	—	—	—	—	—
U.S. Government agencies:					
HTM Amount	—	—	—	14	14
Yield	—	—	—	9.07%	9.07%
AFS Amount	—	750	—	61,632	62,382
Yield	—	5.02%		5.81%	5.80%
State and political subdivisions (tax-exempt):					
HTM Amount	—	—	—	—	—
Yield	—	—	—	—	—
AFS Amount	—	—	392	108,355	108,747
Yield	—	—	6.24%	4.31%	4.32%
State and political subdivisions (taxable):					
HTM Amount	—	—	—	—	—
Yield	—	—	—	—	—
AFS Amount	—	—	—	10,904	10,904
Yield	—	—	—	5.41%	5.41%
Other bonds, notes and debentures:					
HTM Amount	50	123	90	—	263
Yield	5.83%	6.37%	5.77%	—	6.06%
AFS Amount	75	50	3	15,789	15,917
Yield	4.96%	6.45%	5.54%	6.18%	6.18%
Total Amount	$ 125	$ 923	$ 485	$ 196,694	$ 198,227
Total Yield	5.31%	5.28%	6.15%	4.99%	5.00%
Equity Securities					$ 19,776
Total Investment Portfolio Value					$ 218,003
Total Investment Portfolio Yield					$ 4.54%

All yields represent weighted average yields expressed on a tax equivalent basis. They are calculated on the basis of the cost, adjusted for amortization of premium and accretion of discount, and effective yields weighted for the scheduled maturity of each security. The taxable equivalent adjustment represents the difference between annual income from tax-exempt obligations and the taxable equivalent of such income at the standard 34% tax rate (derived by dividing tax-exempt interest by 66%).

LOAN PORTFOLIO

2007

Gross loans of $360,478,000 at December 31, 2007 represented an increase of $94,000 from December 31, 2006. The continued emphasis on well collateralized real estate loans resulted in real estate secured loans increasing $1,991,000 from December 31, 2006 to 2007. The success in carrying out this long term strategy has played a significant role in limiting net charge-offs for 2007 to 0.06% of average loans. Commercial and agricultural loans declined due to the before mentioned emphasis on real estate secured loans versus equipment, receivables, or inventory secured loans.

2006

Gross loans of $360,384,000 at December 31, 2006 represented an increase of $21,946,000 from December 31, 2005. The continued emphasis on well collateralized real estate loans resulted in real estate secured loans increasing $22,560,000 from December 31, 2005 to 2006. The success in carrying out this long term strategy has played a significant role in limiting net charge-offs for 2006 to 0.04% of average loans. Commercial and agricultural loans declined due to the before mentioned emphasis on real estate secured loans versus equipment, receivables, or inventory secured loans.

The amounts of loans outstanding at the indicted dates are shown in the following table according to type of loan:

(In Thousands)	2007	2006	2005	2004	2003
Commercial and agricultural	$ 35,739	$ 36,995	$ 37,553	$ 31,100	$ 24,520
Real estate mortgage:					
Residential	163,268	158,219	150,000	147,461	147,697
Commercial	132,943	135,404	127,131	123,757	82,896
Construction	16,152	16,749	10,681	8,365	7,652
Installment loans to individuals	13,317	14,035	14,135	14,918	14,003
Less: Net deferred loan fees	941	1,018	1,062	1,096	940
Gross loans	$ 360,478	$ 360,384	$ 338,438	$ 324,505	$ 275,828

The amounts of domestic loans at December 31, 2007 are presented below by category and maturity:

(In Thousands)	Real Estate	Commercial and Other	Installment Loan to Individuals	Total
Loans with floating interest rates:				
1 year or less	$ 25,014	$ 9,105	$ 2,258	$ 36,377
1 through 5 years	9,215	1,608	151	10,974
5 through 10 years	28,421	4,421	6	32,848
After 10 years	196,938	1,918	391	199,247
Total floating interest rate loans	259,588	17,052	2,806	279,446
Loans with predetermined interest rates:				
1 year or less	5,609	1,091	1,355	8,055
1 through 5 years	15,843	9,992	8,495	34,330
5 through 10 years	19,578	7,693	646	27,917
After 10 years	10,480	189	61	10,730
Total predetermined interest rate loans	51,510	18,965	10,557	81,032
Total	$ 311,098	$ 36,017	$ 13,363	$ 360,478

- The loan maturity information is based upon original loan terms and is not adjusted for "rollovers." In the ordinary course of business, loans maturing within one year may be renewed, in whole or in part, as to principal amount at interest rates prevailing at the date of renewal.
- Scheduled repayments are reported in maturity categories in which the payment is due.

The Bank does not make loans that provide for negative amortization nor do any loans contain conversion features. The Bank does not have any foreign loans outstanding at December 31, 2007.

ALLOWANCE FOR LOAN LOSSES

2007

The allowance for loan losses represents the amount which management estimates is adequate to provide for probable losses inherent in its loan portfolio, as of the consolidated balance sheet date. The allowance method is used in providing for loan losses. Accordingly, all loan losses are charged to the allowance and all recoveries are credited to it. The allowance for loan losses is established through a provision for loan losses charged to operations. The provision for loan losses is based upon management's quarterly review of the loan portfolio. The purpose of the review is to assess loan quality, identify impaired loans, analyze delinquencies, ascertain loan growth, evaluate potential charge-offs and recoveries, and assess general economic conditions in the markets served. An external independent loan review is also performed annually for the Bank. Management remains committed to an aggressive program of problem loan identification and resolution.

The allowance is calculated by applying loss factors to outstanding loans by type, excluding loans for which a specific allowance has been determined. Loss factors are based on management's consideration of the nature of the portfolio segments, changes in mix and volume of the loan portfolio, and historical loan loss experience. In addition, management considers industry standards and trends with respect to nonperforming loans and its knowledge and experience with specific lending segments.

Although management believes that it uses the best information available to make such determinations and that the allowance for loan losses is adequate at December 31, 2007, future adjustments could be necessary if circumstances or economic conditions differ substantially from the assumptions used in making the initial determinations. A downturn in the local economy or employment and delays in receiving financial information from borrowers could result in increased levels of nonperforming assets and charge-offs, increased loan loss provisions and reductions in interest income. Additionally, as an integral part of the examination process, bank regulatory agencies periodically review the Bank's loan loss allowance. The banking agencies could require the recognition of additions to the loan loss allowance based on their judgment of information available to them at the time of their examination.

The allowance for loan losses decreased from $4,185,000 at December 31, 2006 to $4,130,000 at December 31, 2007. At December 31, 2007, allowance for loan losses was 1.15% of total loans compared to 1.16% of total loans at December 31, 2006. This percentage is consistent with the Bank's historical experience and peer banks. Management's conclusion is that the allowance for loan losses is adequate to provide for probable losses inherent in its loan portfolio as of the balance sheet date.

2006

At December 31, 2006, the allowance for loan losses as a percent of total loans increased to 1.16% from 1.09% at December 31, 2005. Gross loans increased by $21,946,000 from $338,438,000 at December 31, 2005 to $360,384,000 at December 31, 2006.

Based on management's loan-by-loan review, the past performance of the borrowers and current economic conditions, including recent business closures and bankruptcy levels, management does not anticipate any current losses related to nonaccrual, nonperforming, or classified loans above those that have already been considered in its overall judgment of the adequacy of the reserve.

NONPERFORMING LOANS

Non-accrual loans increased to $955,000 at December 31, 2007 primarily due to the addition of a commercial real estate relationship which has filed for bankruptcy. Overall nonperforming loans increased $831,000 to $1,320,000 from fiscal year end 2006.

The following table presents information concerning nonperforming loans. The accrual of interest will be discontinued when the principal or interest of a loan is in default for 90 days or more, or as soon as payment is questionable, unless the loan is well secured and in the process of collection. Consumer loans and residential real estate loans secured by 1 to 4 family dwellings shall ordinarily not be subject to those guidelines. The reversal of previously accrued but uncollected interest applicable to any loan placed in a nonaccrual status and the treatment of subsequent payments of either principal or interest will be handled in accordance with U.S. generally accepted accounting principles. These principles do not require a write-off of previously accrued interest if principal and interest are ultimately protected by sound collateral values. A nonperforming loan may be restored to an accruing status when:

1. Principal and interest is no longer due and unpaid.
2. It becomes well secured and in the process of collection.
3. Prospects for future contractual payments are no longer in doubt.

(In Thousands)	Total Nonperforming Loans		
	Nonaccrual	90 Days Past Due	Total
2007	$ 955	$ 365	$ 1,320
2006	370	119	489
2005	540	63	603
2004	1,381	345	1,726
2003	827	429	1,256

The level of nonaccruing loans continues to fluctuate annually and is attributed to the various economic factors experienced both regionally and nationally. Overall the portfolio is well secured with a majority of the balance making regular payments or scheduled to be satisfied in the near future. Presently there are no significant amounts of loans where serious doubts exist as to the ability of the borrower to comply with the current loan payment terms which are not included in the nonperforming categories as indicated above.

Management's judgment in determining the amount of the additions to the allowance charged to operating expense considers the following factors:

1. Economic conditions and the impact on the loan portfolio.
2. Analysis of past loan charge-offs experienced by category and comparison to outstanding loans.
3. Problem loans on overall portfolio quality.
4. Reports of examination of the loan portfolio by the Pennsylvania State Banking Department and the Federal Deposit Insurance Corporation.

Allocation in the Allowance for Loan Losses

	Amount	Percent of Loans in Each Category to Total Loans
December 31, 2007:		
Balance at end of period applicable to:		
Commercial and agricultural	$ 823	9.9%
Real estate mortgage:		
Residential	1,031	45.2%
Commercial	1,634	36.8%
Construction	112	4.5%
Installment loans to individuals	228	3.6%
Unallocated	302	—
Total	$ 4,130	100.0%
December 31, 2006:		
Balance at end of period applicable to:		
Commercial and agricultural	$ 679	7.9%
Real estate mortgage:		
Residential	951	43.8%
Commercial	1,972	37.5%
Construction	108	4.6%
Installment loans to individuals	295	6.2%
Unallocated	180	—
Total	$ 4,185	100.0%

December 31, 2005:		
Balance at end of period applicable to:		
Commercial and agricultural	$ 582	10.1%
Real estate mortgage:		
Residential	1,107	44.2%
Commercial	1,482	37.5%
Construction	79	3.1%
Installment loans to individuals	192	5.1%
Unallocated	237	—
Total	$ 3,679	100.0%
December 31, 2004:		
Balance at end of period applicable to:		
Commercial and agricultural	$ 361	9.1%
Real estate mortgage:		
Residential	1,280	46.1%
Commercial	1,399	37.5%
Construction	75	2.5%
Installment loans to individuals	207	4.8%
Unallocated	16	—
Total	$ 3,338	100.0%
December 31, 2003:		
Balance at end of period applicable to:		
Commercial and agricultural	$ 353	8.5%
Real estate mortgage:		
Residential	1,483	53.4%
Commercial	916	29.9%
Construction	77	2.8%
Installment loans to individuals	240	5.4%
Total	$ 3,069	100.0%

DEPOSITS

2007 vs 2006

Total average deposits were $397,208,000 for 2007, an increase of $17,862,000 or 4.71% from 2006. Noninterest-bearing deposits increased slightly to $69,953,000. Time deposits increased $21,508,000 or 12.19% as deposits shifted from transaction accounts to time deposits due to the continued rate disparity between time deposits and other deposit types. The rate on time deposits increased due to the actions taken by the FOMC during 2006, which increased the overall rate paid on time deposits. In addition, the Bank utilized brokered time deposits to supplement market area deposit funding with the level of brokered deposits decreasing $16,197,000 to $8,831,000 at December 31, 2007.

2006 vs 2005

Total average deposits were $379,346,000 for 2006, an increase of $18,630,000 or 5.16% from 2005. Non-interest bearing deposits increased slightly to $69,668,000. Time deposits increased $30,130,000 or 20.58% as deposits shifted from transaction accounts to time deposits due to the continued rate disparity between time deposits and other deposit types. The rate on time deposits has been increasing due to the actions taken by the FOMC and market competition. In addition, the Bank utilized brokered time deposits to supplement market area deposit funding.

The average amount and the average rate paid on deposits are summarized below:

(In Thousands)	2006		2005		2004	
	Average Amount	Rate	Average Amount	Rate	Average Amount	Rate
Noninterest-bearing	$ 69,953	0.00%	$ 69,668	0.00%	$ 69,457	0.00%
Savings	58,710	0.73%	61,958	0.82%	64,795	0.77%
Super Now	46,596	1.31%	47,294	1.38%	50,756	0.86%
Money market	23,920	2.26%	23,905	2.06%	29,317	1.41%
Time	198,029	4.73%	176,521	4.11%	146,391	3.02%
Total average deposits	$ 397,208	2.76%	$ 379,346	2.35%	$ 360,716	1.60%

SHAREHOLDERS' EQUITY

2007

Shareholders' equity decreased $4,035,000 to $70,559,000 at December 31, 2007 as net income outpaced dividends paid, accumulated comprehensive income decreased $5,094,000, and $972,000 in treasury stock was strategically purchased as part of the previously announced stock buyback plan. The decrease in accumulated comprehensive income is the result of a decrease in market value, or net unrealized loss, of the investment portfolio at December 31, 2007 as compared to December 31, 2006, and the net excess of the projected benefit obligation over the market value of the plan assets of the defined benefit pension plan. The current level of shareholders' equity equates to a book value per share of $18.21 at December 31, 2007 as compared to $19.12 at December 31, 2006 and an equity to asset ratio of 11.23% at December 31, 2007. During the twelve months ended December 31, 2007 cash dividends of $1.79 per share were paid to shareholders. The dividends represented a 3% increase or $0.06 per share over the dividends paid during the comparable period of 2006.

2006

Shareholders' equity increased $675,000 to $74,594,000 at December 31, 2006 as net income outpaced dividends paid, accumulated comprehensive income increased $710,000, and $2,929,000 in treasury stock was strategically purchased as part of the previously announced stock buyback plan. The increase in accumulated comprehensive income is the result of an increase in market value, or net unrealized gains, of the investment portfolio at December 31, 2006 as compared to December 31, 2005, offset by the net excess of the projected benefit obligation over the market value of the plan assets of the defined benefit pension plan. The current level of shareholders' equity equates to a book value per share of $19.12 at December 31, 2006 as compared to $18.59 at December 31, 2005 and an equity to asset ratio of 12.59% at December 31, 2006. During the twelve months ended December 31, 2006 cash dividends of $1.73 per share were paid to shareholders. The dividends represented an 11% increase or $0.17 per share over the dividends paid during the comparable period of 2005.

Bank regulators have risk based capital guidelines. Under these guidelines the Company and Bank are required to maintain minimum ratios of core capital and total qualifying capital as a percentage of risk weighted assets and certain off-balance sheet items. At December 31, 2007, both the Company's and Bank's required ratios were well above the minimum ratios as follows:

	Company	Bank	Minimum Standards
Tier 1 capital ratio	10.8%	8.8%	4.0%
Total capital ratio	18.0%	15.1%	8.0%

For a more comprehensive discussion of these requirements, see "Regulations and Supervision" in Item 1 of the Annual Report on Form 10-K. Management believes that the Company will continue to exceed regulatory capital requirements.

RETURN ON EQUITY AND ASSETS:

The ratio of net income to average total assets and average shareholders' equity and other certain equity ratios are presented as follows:

	2007	2006	2005
Percentage of net income to:			
Average total assets	1.49%	1.67%	1.97%
Average shareholders' equity	12.14%	12.93%	14.54%
Percentage of dividends declared to net income	78.33%	70.51%	57.10%
Percentage of average shareholders' equity to average total assets	12.23%	12.92%	13.56%

LIQUIDITY, INTEREST RATE SENSITIVITY AND MARKET RISK

Fundamental objectives of the Company's asset/liability management process are to maintain adequate liquidity while minimizing interest rate risk. The maintenance of adequate liquidity provides the Company with the ability to meet its financial obligations to depositors, loan customers, and shareholders. Additionally, it provides funds for normal operating expenditures and business opportunities as they arise. The objective of interest rate sensitivity management is to increase net interest income by managing interest sensitive assets and liabilities in such a way that they can be repriced in response to changes in market interest rates.

The Company, like other financial institutions, must have sufficient funds available to meet its liquidity needs for deposit withdrawals, loan commitments, and expenses. In order to control cash flow, the bank estimates future flows of cash from deposits and loan payments. The primary sources of funds are deposits, principal and interest payments on loans and mortgage-backed securities, as well as Federal Home Loan Bank borrowings. Funds generated are used principally to fund loans and purchase investment securities. Management believes the Company has adequate resources to meet its normal funding requirements.

Management monitors the Company's liquidity on both a long and short-term basis thereby, providing management necessary information to react to current balance sheet trends. Cash flow needs are assessed and sources of funds are determined. Funding strategies consider both customer needs and economical cost. Both short and long term funding needs are addressed by maturities and sales of available for sale investment securities, loan repayments and maturities, and liquidating money market investments such as federal funds sold. The use of these resources, in conjunction with access to credit provides core ingredients to satisfy depositor, borrower, and creditor needs.

Management monitors and determines the desirable level of liquidity. Consideration is given to loan demand, investment opportunities, deposit pricing and growth potential as well as the current cost of borrowing funds. The Company has a current borrowing capacity at the Federal Home Loan Bank of $220,053,000 with $144,538,000 utilized, leaving $75,515,000 available. In addition to this credit arrangement, the Company has additional lines of credit with correspondent banks of $29,539,000. The Company's management believes that it has sufficient liquidity to satisfy estimated short-term and long-term funding needs.

Interest rate sensitivity, which is closely related to liquidity management, is a function of the repricing characteristics of the Company's portfolio of assets and liabilities. Asset/liability management strives to match maturities and rates between loan and investment security assets with the deposit liabilities and borrowings that fund them. Successful asset/liability management results in a balance sheet structure which can cope effectively with market rate fluctuations. The matching process is affected by segmenting both assets and liabilities into future time periods (usually 12 months, or less) based upon when repricing can be effected. Repriceable assets are subtracted from repriceable liabilities, for a specific time period to determine the "gap", or difference. Once known, the gap is managed based on predictions about future market interest rates. Intentional mismatching, or gapping, can enhance net interest income if market rates move as predicted. However, if market rates behave in a manner contrary to predictions, net interest income will suffer. Gaps, therefore, contain an element of risk and must be prudently managed. In addition to gap management, the Company has an asset liability management policy which incorporates a market value at risk calculation which is used to determine the effects of interest rate movements on shareholders' equity and a simulation analysis to monitor the effects of interest rate changes on the Company's balance sheet.

INTEREST RATE SENSITIVITY

In this analysis the Company examines the result of a 100 and 200 basis point change in market interest rates and the effect on net interest income. It is assumed that the change is instantaneous and that all rates move in a parallel manner. Assumptions are also made concerning prepayment speeds on mortgage loans and mortgage securities.

The following is a rate shock forecast for the twelve month period ended December 31, 2008 assuming a static balance sheet as of December 31, 2007.

(In Thousands)	Parallel Rate Shock in Basis Points				
	-200	-100	Static	+100	+200
Net interest income	$ 21,322	$ 21,484	$ 21,134	$ 20,578	$ 19,797
Change from static	188	350	—	(556)	(1.337)
Percent change from static	0.89%	1.66%	—	(2.63)%	(6.33)%

The model utilized to create the report presented above makes various estimates at each level of interest rate change regarding cash flow from principal repayment on loans and mortgage-backed securities and or call activity on investment securities. Actual results could differ significantly from these estimates which would result in significant differences in the calculated projected change. In addition, the limits stated above do not necessarily represent the level of change under which management would undertake specific measures to realign its portfolio in order to reduce the projected level of change. Generally, management believes the Company is well positioned to respond expeditiously when the market interest rate outlook changes.

INFLATION

The asset and liability structure of a financial institution is primarily monetary in nature, therefore, interest rates rather than inflation have a more significant impact on the Company's performance. Interest rates are not always affected in the same direction or magnitude as prices of other goods and services, but are reflective of fiscal policy initiatives or economic factors that are not measured by a price index.

CRITICAL ACCOUNTING POLICIES

The Company's accounting policies are integral to understanding the results reported. The accounting policies are described in detail in Note 1 of the consolidated financial statements. Our most complex accounting policies require management's judgment to ascertain the valuation of assets, liabilities, commitments, and contingencies. We have established detailed policies and control procedures that are intended to ensure valuation methods are well controlled and applied consistently from period to period. In addition, the policies and procedures are intended to ensure that the process for changing methodologies occurs in an appropriate manner. The following is a brief description of our current accounting policies involving significant management valuation judgments.

Other Than Temporary Impairment of Equity Securities

Equity securities are evaluated periodically to determine whether a decline in their value is other than temporary. Management utilizes criteria such as the magnitude and duration of the decline, in addition to the reason underlying the decline, to determine whether the loss in value is other than temporary. The term "other than temporary" is not intended to indicate that the decline is permanent. It indicates that the prospects for a near term recovery of value are not necessarily favorable, or that there is a lack of evidence to support fair values equal to, or greater than, the carrying value of the investment. Once a decline in value is determined to be other than temporary, the value of the security is reduced and a corresponding charge to earnings is recognized. For a full discussion of the Company's methodology of assessing impairment, refer to Note 3 of "Notes and Consolidated Financial Statements" of the Annual Report on Form 10-K.

Allowance for Loan Losses

Arriving at an appropriate level of allowance for loan losses involves a high degree of judgment. The Company's allowance for loan losses provides for probable losses based upon evaluations of known and inherent risks in the loan portfolio.

Management uses historical information to assess the adequacy of the allowance for loan losses as well as the prevailing business environment; as it is affected by changing economic conditions and various external factors, which may impact the portfolio in ways currently unforeseen. The allowance is increased by provisions for loan losses and by recoveries of loans previously charged-off and reduced by loans charged-off. For a full discussion of the Company's methodology of assessing the adequacy of the reserve for loan losses, refer to Note 1 of "Notes and Consolidated Financial Statements" of the Annual Report on Form 10-K.

Goodwill and Other Intangible Assets

As discussed in Note 6 of the "Notes to Consolidated Financial Statements" of the Annual Report on Form 10-K, the Company must assess goodwill and other intangible assets each year for impairment. This assessment involves estimating cash flows for future periods. If the future cash flows were less than the recorded goodwill and other intangible assets balances, we would be required to take a charge against earnings to write down the assets to the lower value.

Deferred Tax Assets

We use an estimate of future earnings to support our position that the benefit of our deferred tax assets will be realized. If future income should prove non-existent or less than the amount of the deferred tax assets within the tax years to which they may be applied, the asset may not be realized and our net income will be reduced. Our deferred tax assets are described further in Note 10 of "Notes to Consolidated Financial Statements" of the Annual Report on Form 10-K.

Pension Benefits

Pension costs and liabilities are dependent on assumptions used in calculating such amounts. These assumptions include discount rates, benefits earned, interest costs, expected return on plan assets, mortality rates, and other factors. In accordance with generally accepted accounting principles, actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation of future periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the Company's pension obligations and future expense. Our pension benefits are described further in Note 11 of "Notes to Consolidated Financial Statements" of the Annual Report on Form 10-K.

CONTRACTUAL OBLIGATIONS

The Company has various financial obligations, including contractual obligations which may require future cash payments. The following table presents, as of December 31, 2007, significant fixed and determinable contractual obligations to third parties by payment date. Further discussion of the nature of each obligation is included in "Notes to the Consolidated Financial Statements" of the Annual Report on Form 10-K.

(In Thousands)	Payments Due in				
	One Year or Less	**One to Three Years**	**Three to Five Years**	**Over Five Years**	**Total**
Deposits without a stated maturity	$ 203,340	$ —	$ —	$ —	$ 203,340
Time deposits	157,621	24,372	3,064	625	185,682
Repurchase agreements	17,154	—	—	—	17,154
Short-term borrowings, FHLB	38,160	—	—	—	38,160
Long-term borrowings, FHLB	29,600	15,000	25,500	36,278	106,378
Operating leases	396	614	382	1,427	2,819

The Corporation's operating lease obligations represent short and long-term lease and rental payments for branch facilities. The Bank leases certain facilities under operating leases which expire on various dates through 2024. Renewal options are available on these leases.

CAUTIONARY STATEMENT FOR PURPOSES OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This Report contains certain "forward-looking statements" including statements concerning plans, objectives, future events or performance and assumptions and other statements which are other than statements of historical fact.

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. In order to comply with the terms of the safe harbor, the Company notes that a variety of factors could cause the Company's actual results and experience to differ materially from the anticipated results or other expectations expressed in the Company's forward-looking statements. The risks and uncertainties that may affect the operations, performance, development and results of the Company's business include the following: general economic conditions and changes in interest rates including their impact on capital expenditures; business conditions in the banking industry; the regulatory environment; rapidly changing technology and evolving banking industry standards; the effect of changes in accounting policies and practices, including increased competition with community, regional and national financial institutions; new service and product offerings by competitors and price pressures; changes in the Company's organization, compensation and benefit plans; and similar items.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SNODGRASS

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Board of Directors and Shareholders
Penns Woods Bancorp, Inc.

We have audited the consolidated balance sheets of Penns Woods Bancorp, Inc. and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. We also have audited Penns Woods Bancorp, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).* Management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying *Report on Management's Assessment of Internal Control Over Financial Reporting.* Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements include examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Penns Woods Bancorp, Inc. and subsidiaries as of December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also in our opinion, Penns Woods Bancorp, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).*

S.R. Snodgrass, A.C.

Wexford, Pennsylvania
March 10, 2008

S.R. Snodgrass, A.C.
1000 Stonewood Drive, Suite 200 Wexford, PA 15090-8399 Phone: 724-934-0344 Facsimile: 724-934-0345

FORM 10-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC. 20549

(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2007**

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ______________ to ______________

Commission file number **0-17077**

PENNS WOODS BANCORP, INC.

(exact name of registrant as specified in its charter)

SEC Mail Processing Section

MAR 28 2008

Washington, DC 101

Pennsylvania	**23-2226454**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

300 Market Street, P.O. Box 967
Williamsport, Pennsylvania 17703-0967

(Address of principal executive offices)

Registrant's telephone number, including area code **(570) 322-1111**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange which registered
Common Stock, par value $8.33 per share	**The NASDAQ Stock Market LLC**

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a nonaccelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

State the aggregate market value of the voting stock held by non-affiliates of the registrant **$133,109,369 at June 30, 2007.**
Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

Class	Outstanding at March 4, 2008
Common Stock, $8.33 Par Value	**3,876,114 Shares**

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement prepared in connection with its annual meeting of shareholders to be held on April 30, 2008 are incorporated by reference in Part III hereof.

INDEX

PART I

ITEM		PAGE
Item 1.	Business	42
Item 1A.	Risk Factors	45
Item 1B.	Unresolved Staff Comments	47
Item 2.	Properties	47
Item 3.	Legal Proceedings	47
Item 4.	Submission of Matters to a Vote of Security Holders	47

PART II

Item 5.	Market for the Registrant's Common Stock, Related Stockholder Matters, and Issuer Purchase of Equity Securities	48
Item 6.	Selected Financial Data	50
Item 7.	Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations	50
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	50
Item 8.	Financial Statements and Supplementary Data	51
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	51
Item 9A.	Controls and Procedures	51
Item 9B.	Other Information	52

PART III

Item 10.	Directors and Executive Officers of the Registrant	52
Item 11.	Executive Compensation	52
Item 12.	Security Ownership and Certain Beneficial Owners and Management and Related Stockholder Matters	52
Item 13.	Certain Relationships and Related Transactions	52
Item 14.	Principal Accountant Fees and Services	52

PART IV

Item 15.	Exhibits and Financial Statement Schedules	53
Index to Exhibits		53
Exhibits		54
Signatures		63

PART I

ITEM 1 BUSINESS

A. General Development of Business and History

On January 7, 1983, Penns Woods Bancorp, Inc. (the "Company") was incorporated under the laws of the Commonwealth of Pennsylvania as a bank holding company. The Jersey Shore State Bank (the "Bank") became a wholly owned subsidiary of the Company, and each outstanding share of Bank common stock was converted into one share of Company common stock. This transaction was approved by the shareholders of the Bank on April 11, 1983 and was officially effective on July 12, 1983. The Company's two other wholly-owned subsidiaries are Woods Real Estate Development Company, Inc. and Woods Investment Company, Inc. The Company's business has consisted primarily of managing and supervising the Bank, and its principal source of income has been dividends paid by the Bank and Woods Investment Company, Inc.

The Bank is engaged in commercial and retail banking which includes the acceptance of time, savings, and demand deposits, the funding of commercial, consumer, and mortgage loans, and safe deposit services. Utilizing a thirteen branch office network, ATMs, internet, and telephone banking delivery channels, the Bank delivers its products and services to the communities it resides in.

In October 2000, the Bank acquired The M Group, Inc. D/B/A The Comprehensive Financial Group ("The M Group"). The M Group, which operates as a subsidiary of the Bank, offers insurance and securities brokerage services. Securities are offered by The M Group through ING Financial Partners, Inc., a registered broker-dealer.

Neither the Company nor the Bank anticipates that compliance with environmental laws and regulations will have any material effect on capital expenditures, earnings, or on its competitive position. The Bank is not dependent on a single customer or a few customers, the loss of whom would have a material effect on the business of the Bank.

The Bank employed 191 persons as of December 31, 2007 in either a full-time or part-time capacity. The Company does not have any employees. The principal officers of the Bank also serve as officers of the Company.

Woods Investment Company, Inc., a Delaware holding company, maintains an investment portfolio that is managed for total return and to fund dividend payments to the Company.

Woods Real Estate Development Company, Inc. serves the Company through its acquisition and ownership of certain properties utilized by the Bank.

A copy of the Code of Ethics and Code of Conduct for the Corporation can be requested from Brian Knepp, Vice President of Finance, at 300 Market Street, Williamsport, PA 17701. A link with access to the Corporation's SEC 10-K filings, annual reports, and quarterly filings can be found at www.jssb.com.

B. Regulation and Supervision

The Company is also subject to the provisions of the Bank Holding Company Act of 1956, as amended (the "BHCA") and to supervision and examination by the Board of Governors of the Federal Reserve System (the "FRB"). The Bank is subject to the supervision and examination by the Federal Deposit Insurance Corporation (the "FDIC"), as its primary federal regulator and as the insurer of the Bank's deposits. The Bank is also regulated and examined by the Pennsylvania Department of Banking (the "Department").

The insurance activities of The M Group are subject to regulation by the insurance departments of the various states in which The M Group conducts business including principally the Pennsylvania Department of Insurance. The securities brokerage activities of The M Group are subject to regulation by federal and state securities commissions.

The FRB has issued regulations under the BHCA that require a bank holding company to serve as a source of financial and managerial strength to its subsidiary banks. As a result, the FRB, pursuant to such regulations, may require the Company to stand ready to use its resources to provide adequate capital funds to the Bank during periods of financial stress or adversity. The BHCA requires the Company to secure the prior approval of the FRB before it can acquire all or substantially all of the assets of any bank, or acquire ownership or control of 5% or more of any voting shares of any bank. Such a transaction would also require approval of the Department.

A bank holding company is prohibited under the BHCA from engaging in, or acquiring direct or indirect control of, more than 5% of the voting shares of any company engaged in non-banking activities unless the FRB, by order or regulation, has found such activities to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Under the BHCA, the FRB has the authority to require a bank holding company to terminate any activity or relinquish control of a non-bank subsidiary (other than a non-bank subsidiary of a bank) upon the FRB's determination that such activity or control constitutes a serious risk to the financial soundness and stability of any bank subsidiary of the bank holding company.

Bank holding companies are required to comply with the FRB's risk-based capital guidelines. The risk-based capital rules are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies and to minimize disincentives for holding liquid assets. Currently, the required minimum ratio of total capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) is 8%. At least half of the total capital is required to be Tier 1 capital, consisting principally of common shareholders' equity, less certain intangible assets. The remainder ("Tier 2 capital") may consist of certain preferred stock, a limited amount of subordinated debt, certain hybrid capital instruments and other debt securities, 45% of net unrealized gains on marketable equity securities, and a limited amount of the general loan loss allowance. The risk-based capital guidelines are required to take adequate account of interest rate risk, concentration of credit risk, and risks of nontraditional activities.

In addition to the risk-based capital guidelines, the FRB requires each bank holding company to comply with the leverage ratio, under which the bank holding company must maintain a minimum level of Tier 1 capital to average total consolidated assets of 3% for those bank holding companies which have the highest regulatory examination ratings and are not contemplating or experiencing significant growth or expansion. All other bank holding companies are expected to maintain a leverage ratio of at least 4% to 5%. The Bank is subject to similar capital requirements adopted by the FDIC.

C. Regulation of the Bank

From time to time, various types of federal and state legislation have been proposed that could result in additional regulation of, and restrictions of, the business of the Bank. It cannot be predicted whether any such legislation will be adopted or how such legislation would affect the business of the Bank. As a consequence of the extensive regulation of commercial banking activities in the United States, the Bank's business is particularly susceptible to being affected by federal legislation and regulations that may increase the costs of doing business.

Prompt Corrective Action - The FDIC has specified the levels at which an insured institution will be considered "well-capitalized," "adequately capitalized," "undercapitalized," and "critically undercapitalized." In the event an institution's capital deteriorates to the "undercapitalized" category or below, the Federal Deposit Insurance Act (the "FDIA") and FDIC regulations prescribe an increasing amount of regulatory intervention, including: (1) the institution of a capital restoration plan by a bank and a guarantee of the plan by a parent institution; and (2) the placement of a hold on increases in assets, number of branches, or lines of business. If capital has reached the significantly or critically undercapitalized levels, further material restrictions can be imposed, including restrictions on interest payable on accounts, dismissal of management and (in critically undercapitalized situations) appointment of a receiver. For well-capitalized institutions, the FDIA provides authority for regulatory intervention where the institution is deemed to be engaging in unsafe or unsound practices or receives a less than satisfactory examination report rating for asset quality, management, earnings or liquidity.

Deposit Insurance – Historically, there were two deposit insurance funds administered by the FDIC - the Savings Association Insurance Fund ("SAIF") and the Bank Insurance Fund ("BIF"). The Bank's deposits were insured under the BIF; however, the deposits assumed by the Bank in connection with the merger of Lock Haven Savings Bank were treated and assessed as SAIF-insured deposits. The FDIC has implemented a risk-related premium schedule for all insured depository institutions that results in the assessment of premiums based on capital and supervisory measure. Under the risk-related premium schedule, the FDIC assigns, on a semiannual basis, each institution to one of three capital groups (well-capitalized, adequately capitalized or undercapitalized) and further assigns such institution to one of three subgroups within a capital group. The institution's subgroup assignment is based upon the FDIC's judgment of the institution's strength in light of supervisory evaluations, including examination reports, statistical analyses, and other information relevant to gauging the risk posed by the institution. Only institutions with a total capital to risk-adjusted assets ratio of 10.0% or greater, a Tier 1 capital to risk-adjusted assets ratio of 6.0% or greater and a Tier 1 leverage ratio of 5.0% or greater, are assigned to the well-capitalized group. As of December 31, 2007, the Bank's ratios were well above required minimum ratios.

The assessment rates range from zero for those institutions with the least risk, to $0.27 for every $100 of insured deposits for institutions deemed to have the highest risk. The Bank is in the category of institutions that presently pay nothing for deposit insurance. While the Bank presently pays no premiums for deposit insurance, it is subject to assessments to pay the interest on Financing Corporation ("FICO") bonds. FICO was created by Congress to issue bonds to finance the resolution of failed thrift institutions. The current annual FICO assessment for the Bank (and all banks) is $.0132 per $100 of BIF deposits.

In February 2006, deposit insurance modernization legislation was enacted. The legislation merged the BIF and SAIF into a single Deposit Insurance Fund, increased deposit insurance coverage for IRAs to $250,000, provided for the future increase of deposit insurance on all accounts by authorizing the FDIC to index the coverage to the rate of inflation, authorized the FDIC to set the reserve ratio of the combined Deposit Insurance Fund at a level between 1.15% and 1.50%, and permitted the FDIC to establish assessments to be paid by insured banks to maintain the minimum ratios.

Other Legislation

The Fair and Accurate Credit Transactions Act ("FACT") was signed into law on December 4, 2003. This law extends the previously existing Fair Credit Reporting Act. New provisions added by FACT address the growing problem of identity theft. Consumers will be able to initiate a fraud alert when they are victims of identity theft, and credit reporting agencies will have additional duties. Consumers will also be entitled to obtain free credit reports through the credit bureaus, and will be granted certain additional privacy rights.

The Sarbanes-Oxley Act of 2002 was enacted to enhance penalties for accounting and auditing improprieties at publicly traded companies and to protect investors by improving the accuracy and reliability of corporate disclosures under the federal securities laws. The Sarbanes-Oxley Act generally applies to all companies, including the Company, that file or are required to file periodic reports with the Securities and Exchange Commission under the Securities Exchange Act of 1934, or the Exchange Act. The legislation includes provisions, among other things, governing the services that can be provided by a public company's independent auditors and the procedures for approving such services, requiring the chief executive officer and principal accounting officer to certify certain matters relating to the company's periodic filings under the Exchange Act, requiring expedited filings of reports by insiders of their securities transactions and containing other provisions relating to insider conflicts of interest, increasing disclosure requirements relating to critical financial accounting policies and their application, increasing penalties for securities law violations, and creating a new public accounting oversight board, a regulatory body subject to SEC jurisdiction with broad powers to set auditing, quality control, and ethics standards for accounting firms. In response to the legislation, the national securities exchanges and NASDAQ have adopted new rules relating to certain matters, including the independence of members of a company's audit committee as a condition to listing or continued listing.

In addition, Congress is often considering some financial industry legislation. The Company cannot predict how any new legislation, or new rules adopted by the federal banking agencies, may affect its business in the future.

In addition to federal banking law, the Bank is subject to the Pennsylvania Banking Code. The Banking Code was amended in late 2000 to provide more complete "parity" in the powers of state-chartered institutions compared to national banks and federal savings banks doing business in Pennsylvania. Pennsylvania banks have the same ability to form financial subsidiaries authorized by the Gramm-Leach-Bliley Act, as do national banks.

Environmental Laws

Environmentally related hazards have become a source of high risk and potential liability for financial institutions relating to their loans. Environmentally contaminated properties owned by an institution's borrowers may result in a drastic reduction in the value of the collateral securing the institution's loans to such borrowers, high environmental clean up costs to the borrower affecting its ability to repay the loans, the subordination of any lien in favor of the institution to a state or federal lien securing clean up costs, and liability to the institution for clean up costs if it forecloses on the contaminated property or becomes involved in the management of the borrower. The Company is not aware of any borrower who is currently subject to any environmental investigation or clean up proceeding which is likely to have a material adverse effect on the financial condition or results of operations of the Company.

Effect of Government Monetary Policies

The earnings of the Company are and will be affected by domestic economic conditions and the monetary and fiscal policies of the United States Government and its agencies. The monetary policies of the FRB have had, and will likely continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The FRB has a major effect upon the levels of bank loans, investments, and deposits through its open market operations in the United States Government securities and through its regulation of, among other things, the discount rate on borrowing of member banks and the reserve requirements against member bank deposits. It is not possible to predict the nature and impact of future changes in monetary and fiscal policies.

DESCRIPTION OF BANK

History and Business

Jersey Shore State Bank ("Bank") was incorporated under the laws of the Commonwealth of Pennsylvania as a state bank in 1934 and became a wholly owned subsidiary of the Company on July 12, 1983.

As of December 31, 2007, the Bank had total assets of $615,285,000; total shareholders' equity of $56,971,000 and total deposits of $389,659,000. The Bank's deposits are insured by the Federal Deposit Insurance Corporation for the maximum amount provided under current law.

The Bank engages in business as a commercial bank, doing business at several locations in Lycoming, Clinton, and Centre Counties, Pennsylvania. The Bank offers insurance, securities brokerage services, annuity and mutual fund investment products, and financial planning through its wholly owned subsidiary, The M Group, Inc. D/B/A The Comprehensive Financial Group.

Services offered by the Bank include accepting time, demand and savings deposits including Super NOW accounts, statement savings accounts, money market accounts, fixed rate certificates of deposit, and club accounts. Its services also include making secured and unsecured business and consumer loans that include financing commercial transactions as well as construction and residential mortgage loans and revolving credit loans with overdraft protection.

The Bank's loan portfolio mix can be classified into four principal categories. These are real estate, agricultural, commercial, and consumer. Real estate loans can be further segmented into construction and land development, farmland, one-to-four family residential, multi-family, and commercial or industrial. Qualified borrowers are defined by policy and our underwriting standards. Owner provided equity requirements range from 20% to 30% with a first lien status required. Terms are generally restricted to between 10 and 20 years with the exception of construction and land development, which are limited to one to five years. Real estate appraisals, property construction verifications, and site visitations comply with policy and industry regulatory standards.

Prospective residential mortgage customer's repayment ability is determined from information contained in the application and recent income tax returns. Emphasis is on credit, employment, income, and residency verification. Broad hazard insurance is always required and flood insurance where applicable. In the case of construction mortgages, builders risk insurance is requested.

Agricultural loans for the purchase or improvement of real estate must meet the Bank's real estate underwriting criteria. The only permissible exception is when a Farmers Home Loan Administration guaranty is obtained. Agricultural loans made for the purchase of equipment are usually payable in five years, but never more than seven, depending upon the useful life of the purchased asset. Minimum borrower equity ranges from 20% to 30%. Livestock financing criteria depends upon the nature of the operation. Agricultural loans are also made for crop production purposes. Such loans are structured to repay within the production cycle and not carried over into a subsequent year.

Commercial loans are made for the acquisition and improvement of real estate, purchase of equipment, and for working capital purposes on a seasonal or revolving basis. General purpose working capital loans are also available with repayment expected within one year. Equipment loans are generally amortized over three to seven years, with an owner equity contribution required of at least 20% of the purchase price. Insurance coverage with the Bank as loss payee is required, especially in the case where the equipment is rolling stock. It is also a general policy to collateralize non-real estate loans with the asset purchased and, dependant upon loan terms, junior liens are filed on other available assets. Financial information required on all commercial mortgages includes the most current three years balance sheets and income statements and projections on income to be developed through the project. In the case of corporations and partnerships, the principals are often asked to indebt themselves personally as well.

Seasonal and revolving lines of credit are offered for working capital purposes. Collateral for such a loan includes the pledge of inventory and/or receivables. Drawing availability is usually 50% of inventory and 75% of eligible receivables. Eligible receivables are defined as invoices less than 90 days delinquent. Exclusive reliance is very seldom placed on such collateral; therefore, other lienable assets are also taken into the collateral pool. Where reliance is placed on inventory and accounts receivable, the applicant must provide financial information including agings on a monthly basis. In addition, the guaranty of the principals is usually obtained.

Letter of Credit availability is limited to standbys where the customer is well known to the Bank. Credit criteria is the same as that utilized in making a direct loan. Collateral is obtained in most cases, and whenever the expiration date is beyond one year.

Consumer loan products include second mortgages, automobile financing, small loan requests, overdraft check lines, and PHEAA referral loans. Our policy includes standards used in the industry on debt service ratios and terms are consistent with prudent underwriting standards and the use of proceeds. Verifications are made of employment and residency, along with credit history. Second mortgages are confined to equity borrowing and home improvements. Terms are generally ten years or less and rates are fixed. Loan to collateral value criteria is 80% or less and verifications are made to determine values. Automobile financing is generally restricted to five years and done on a direct basis. The Bank, as a practice, does not floor plan and therefore does not discount dealer paper. Small loan requests are to accommodate personal needs such as the purchase of small appliances or for the payment of taxes. Overdraft check lines are limited to $5,000 or less.

The Bank's investment portfolio is analyzed and priced on a monthly basis. Investments are made in U.S. Treasuries, U.S. Agency issues, bank qualified municipal bonds, corporate bonds, and corporate stocks which consist of Pennsylvania bank stocks. Bonds with BAA or better ratings are used, unless a local issue is purchased that has a lesser or no rating. Factors taken into consideration when investments are purchased include liquidity, the Company's tax position, tax equivalent yield, third party investment ratings, and the policies of the Asset/Liability Committee.

The banking environment in Lycoming, Clinton, and Centre Counties, Pennsylvania is highly competitive. The Bank operates thirteen full service offices in these markets and competes for loans and deposits with numerous commercial banks, savings and loan associations, and other financial institutions. The economic base of the region is developed around small business, health care, educational facilities (college and public schools), light manufacturing industries, and agriculture.

The Bank has a relatively stable deposit base and no material amount of deposits is obtained from a single depositor or group of depositors, excluding public entities that account for approximately 10% of total deposits. Although the Bank has regular opportunities to bid on pools of funds of $100,000 or more in the hands of municipalities, hospitals, and others, it does not rely on these monies to fund loans or intermediate or longer-term investments.

The Bank has not experienced any significant seasonal fluctuations in the amount of its deposits.

Supervision and Regulation

The earnings of the Bank are affected by the policies of regulatory authorities including the FDIC and the FRB. An important function of the FRB is to regulate the money supply and interest rates. Among the instruments used to implement these objectives are open market operations in U.S. Government Securities, changes in reserve requirements against member bank deposits, and limitations on interest rates that member banks may pay on time and savings deposits. These instruments are used in varying combinations to influence overall growth and distribution of bank loans, investments on deposits, and their use may also affect interest rates charged on loans or paid for deposits.

The policies and regulations of the FRB have had and will probably continue to have a significant effect on the Bank's deposits, loans and investment growth, as well as the rate of interest earned and paid, and are expected to affect the Bank's operation in the future. The effect of such policies and regulations upon the future business and earnings of the Bank cannot accurately be predicted.

ITEM 1A RISK FACTORS

The following sets forth several risk factors that are unique to the Company.

Changes in interest rates could reduce our income, cash flows and asset values.

Our income and cash flows and the value of our assets depend to a great extent on the difference between the interest rates we earn on interest-earning assets, such as loans and investment securities, and the interest rates we pay on interest-bearing liabilities such as deposits and borrowings. These rates are highly sensitive to many factors which are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Board of Governors of the Federal Reserve System. Changes in monetary policy, including changes in interest rates, will influence not only the interest we receive on our loans and investment securities and the amount of interest we pay on deposits and borrowings but will also affect our ability to originate loans and obtain deposits and the value of our investment portfolio. If the rate of interest we pay on our deposits and other borrowings increases more than the rate of interest we earn on our loans and other investments, our net interest income, and therefore our earnings, could be adversely affected. Our earnings also could be adversely affected if the rates on our loans and other investments fall more quickly than those on our deposits and other borrowings.

Economic conditions either nationally or locally in areas in which our operations are concentrated may adversely affect our business.

Deterioration in local, regional, national or global economic conditions could cause us to experience a reduction in deposits and new loans, an increase in the number of borrowers who default on their loans and a reduction in the value of the collateral securing their loans, all of which could adversely affect our performance and financial condition. Unlike larger banks that are more geographically diversified, we provide banking and financial services locally. Therefore, we are particularly vulnerable to adverse local economic conditions.

Our financial condition and results of operations would be adversely affected if our allowance for loan losses is not sufficient to absorb actual losses or if we are required to increase our allowance.

Despite our underwriting criteria, we may experience loan delinquencies and losses. In order to absorb losses associated with nonperforming loans, we maintain an allowance for loan losses based on, among other things, historical experience, an evaluation of economic conditions, and regular reviews of delinquencies and loan portfolio quality. Determination of the allowance inherently involves a high degree of subjectivity and requires us to make significant estimates of current credit risks and future trends, all of which may undergo material changes. At any time there are likely to be loans in our portfolio that will result in losses but that have not been identified as nonperforming or potential problem credits. We cannot be sure that we will be able to identify deteriorating credits before they become nonperforming assets or that we will be able to limit losses on those loans that are identified. We may be required to increase our allowance for loan losses for any of several reasons. Federal regulators, in reviewing our loan portfolio as part of a regulatory examination, may request that we increase our allowance for loan losses. Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our control, may require an increase in our allowance. In addition, if charge-offs in future periods exceed our allowance for loan losses, we will need additional increases in our allowance for loan losses. Any increases in our allowance for loan losses will result in a decrease in our net income and, possibly, our capital, and may materially affect our results of operations in the period in which the allowance is increased.

Many of our loans are secured, in whole or in part, with real estate collateral which is subject to declines in value.

In addition to considering the financial strength and cash flow characteristics of a borrower, we often secure our loans with real estate collateral. Real estate values and the real estate market are generally affected by, among other things, changes in local, regional or national economic conditions, fluctuations in interest rates and the availability of loans to potential purchasers, changes in tax laws and other governmental statutes, regulations and policies, and acts of nature. The real estate collateral provides an alternate source of repayment in the event of default by the borrower. If real estate prices in our markets decline, the value of the real estate collateral securing our loans could be reduced. If we are required to liquidate real estate collateral securing loans during a period of reduced real estate values to satisfy the debt, our earnings and capital could be adversely affected.

Competition may decrease our growth or profits.

We face substantial competition in all phases of our operations from a variety of different competitors, including commercial banks, savings and loan associations, mutual savings banks, credit unions, consumer finance companies, factoring companies, leasing companies, insurance companies, and money market mutual funds. There is very strong competition among financial services providers in our principal service area. Our competitors may have greater resources, higher lending limits, or larger branch systems than we do. Accordingly, they may be able to offer a broader range of products and services as well as better pricing for those products and services than we can.

In addition, some of the financial services organizations with which we compete are not subject to the same degree of regulation as is imposed on federally insured financial institutions. As a result, those nonbank competitors may be able to access funding and provide various services more easily or at less cost than we can, adversely affecting our ability to compete effectively.

We may be adversely affected by government regulation.

The banking industry is heavily regulated. Banking regulations are primarily intended to protect the federal deposit insurance funds and depositors, not shareholders. Changes in the laws, regulations, and regulatory practices affecting the banking industry may increase our costs of doing business or otherwise adversely affect us and create competitive advantages for others. Regulations affecting banks and financial services companies undergo continuous change, and we cannot predict the ultimate effect of these changes, which could have a material adverse effect on our profitability or financial condition.

We rely on our management and other key personnel, and the loss of any of them may adversely affect our operations.

We are and will continue to be dependent upon the services of our executive management team. In addition, we will continue to depend on our ability to retain and recruit key commercial loan officers. The unexpected loss of services of any key management personnel or commercial loan officers could have an adverse effect on our business and financial condition because of their skills, knowledge of our market, years of industry experience, and the difficulty of promptly finding qualified replacement personnel.

Environmental liability associated with lending activities could result in losses.

In the course of our business, we may foreclose on and take title to properties securing our loans. If hazardous substances were discovered on any of these properties, we could be liable to governmental entities or third parties for the costs of remediation of the hazard, as well as for personal injury and property damage. Many environmental laws can impose liability regardless of whether we knew of, or were responsible for, the contamination. In addition, if we arrange for the disposal of hazardous or toxic substances at another site, we may be liable for the costs of cleaning up and removing those substances from the site even if we neither own nor operate the disposal site. Environmental laws may require us to incur substantial expenses and may materially limit use of properties we acquire through foreclosure, reduce their value or limit our ability to sell them in the event of a default on the loans they secure. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability.

Failure to implement new technologies in our operations may adversely affect our growth or profits.

The market for financial services, including banking services and consumer finance services, is increasingly affected by advances in technology, including developments in telecommunications, data processing, computers, automation, Internet-based banking, and telebanking. Our ability to compete successfully in our markets may depend on the extent to which we are able to exploit such technological changes. However, we can provide no assurance that we will be able to properly or timely anticipate or implement such technologies or properly train our staff to use such technologies. Any failure to adapt to new technologies could adversely affect our business, financial condition or operating results.

An investment in our common stock is not an insured deposit.
Our common stock is not a bank deposit and, therefore, is not insured against loss by the Federal Deposit Insurance Corporation, commonly referred to as the FDIC, any other deposit insurance fund or by any other public or private entity. Investment in our common stock is subject to the same market forces that affect the price of common stock in any company.

ITEM 1B – UNRESOLVED STAFF COMMENTS

None.

ITEM 2 PROPERTIES

The Company owns and leases its properties. Listed herewith are the locations of properties owned or leased as of December 31, 2007, in which the banking offices are located; all properties are in good condition and adequate for the Bank's purposes:

Office	Address	Ownership
Main	115 South Main Street P.O. Box 5098 Jersey Shore, Pennsylvania 17740	Owned
Bridge Street	112 Bridge Street Jersey Shore, Pennsylvania 17740	Owned
DuBoistown	2675 Euclid Avenue Williamsport, Pennsylvania 17702	Owned
Williamsport	300 Market Street P.O. Box 967 Williamsport, Pennsylvania 17703-0967	Owned
Montgomery	9094 Rt. 405 Highway Montgomery, Pennsylvania 17752	Under Lease
Lock Haven	4 West Main Street Lock Haven, Pennsylvania 17745	Owned
Mill Hall	(Inside Wal-Mart), 173 Hogan Boulevard Mill Hall, Pennsylvania 17751	Under Lease
Spring Mills	3635 Penns Valley Road, P.O. Box 66 Spring Mills, Pennsylvania 16875	Owned
Centre Hall	2842 Earlystown Road Centre Hall, Pennsylvania 16828	Land Under Lease
Zion	100 Cobblestone Road Bellefonte, Pennsylvania 16823	Under Lease
State College	(Inside Wal-Mart), 1665 North Atherton Place State College, Pennsylvania 16803	Under Lease
State College	2050 North Atherton Street State College, Pennsylvania 16803	Land Under Lease
Montoursville	820 Broad Street Montoursville, Pennsylvania 17754	Under Lease
The M Group, Inc. D/B/A The Comprehensive Financial Group	705 Washington Boulevard Williamsport, Pennsylvania 17701	Under Lease

ITEM 3 LEGAL PROCEEDINGS

The Company is subject to lawsuits and claims arising out of its business. In the opinion of management, after review and consultation with counsel, any proceedings that may be assessed will not have a material adverse effect on the consolidated financial position of the Company.

ITEM 4 SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of 2007.

PART II

ITEM 5 MARKET FOR THE REGISTRANT'S COMMON STOCK, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASE OF EQUITY SECURITIES

The Common Stock is listed on the NASDAQ Global Select Market under the symbol "PWOD". The following table sets forth (1) the quarterly high and low close prices for a share of the Company's Common Stock during the periods indicated, and (2) quarterly dividends on a share of the Common Stock with respect to each quarter since January 1, 2005. The following quotations represent prices between buyers and sellers and do not include retail markup, markdown or commission. They may not necessarily represent actual transactions.

	High	Low	Dividends Declared
2005:			
First quarter	$ 41.67	$ 38.58	$ 0.38
Second quarter	41.58	37.08	0.38
Third quarter	38.30	36.76	0.39
Fourth quarter	39.76	36.67	0.41
2006:			
First quarter	$ 38.75	$ 37.75	$ 0.42
Second quarter	39.50	36.50	0.43
Third quarter	38.48	37.02	0.44
Fourth quarter	38.59	36.20	0.44
2007:			
First quarter	$ 37.75	$ 35.00	$ 0.44
Second quarter	35.00	33.86	0.44
Third quarter	35.00	30.80	0.45
Fourth quarter	32.50	30.33	0.46

The Bank has paid cash dividends since 1941. The Company has paid dividends since the effective date of its formation as a bank holding company. It is the present intention of the Registrant's Board of Directors to continue the dividend payment policy; however, further dividends must necessarily depend upon earnings, financial condition, appropriate legal restrictions, and other factors relevant at the time the Board of Directors of the Registrant considers dividend policy. Cash available for dividend distributions to shareholders of the Registrant primarily comes from dividends paid by the Bank to the Company. Therefore, the restrictions on the Bank's dividend payments are directly applicable to the Company. See also the information appearing in Note 18 to Notes to Consolidated Financial Statements included in the Annual Report on Form 10-K for additional information related to dividend restrictions.

Under the Pennsylvania Business Corporation Law of 1988 a corporation may not pay a dividend, if after giving effect thereto, the corporation would be unable to pay its debts as they become due in the usual course of business and after giving effect thereto the total assets of the corporation would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of the shareholders whose preferential rights are superior to those receiving the dividend.

As of March 4, 2008, the Company had approximately 1,273 shareholders of record.

Following is a schedule of the shares of the Company's common stock purchased by the Company during the fourth quarter of 2007.

Period	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Unit) Purchased	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
Month #1 (October 1- October 31, 2007)	—	—	—	—
Month #2 (November 1- November 30, 2007)	—	—	—	—
Month #3 (December 1- December 31, 2007)	2,500	$ 32.11	2,500	126,070

Set forth below is a line graph comparing the yearly dollar changes in the cumulative shareholder return on the Company's common stock against the cumulative total return of the S&P 500 Stock Index, NASDAQ Bank Index, and NASDAQ Composite for the period of five fiscal years assuming the investment of $100.00 on December 31, 2002 and assuming the reinvestment of dividends. The shareholder return shown on the graph below is not necessarily indicative of future performance.


Total Return Performance
Penns Woods Bancorp, Inc.
S&P 500
NASDAQ Composite
NASDAQ Bank Index
Index Value
225
200
175
150
125
100
75
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07

	Period Ending					
Index	**12/31/02**	**12/31/03**	**12/31/04**	**12/31/05**	**12/31/06**	**12/31/07**
Penns Woods Bancorp, Inc.	100.00	146.37	157.11	158.36	161.13	146.21
S&P 500	100.00	128.68	142.69	149.70	173.34	182.86
NASDAQ Composite	100.00	150.01	162.89	165.13	180.85	198.60
NASDAQ Bank Index	100.00	129.93	144.21	137.97	153.15	119.35

ITEM 6 SELECTED FINANCIAL DATA

The following table sets forth certain financial data as of and for each of the years in the five-year period ended December 31, 2007.

(In Thousands, Except Per Share Amounts)

	2007	2006	2005	2004	2003
Consolidated Statement of Income Data:					
Interest income	$ 35,949	$ 33,753	$ 30,903	$ 29,845	$ 28,384
Interest expense	16,447	14,210	10,381	8,768	9,265
Net interest income	19,502	19,543	20,522	21,077	19,119
Provision for loan losses	150	635	720	465	255
Net interest income after provision for loan losses	19,352	18,908	19,802	20,612	18,864
Non-interest income	7,478	9,029	9,431	8,918	9,150
Non-interest expense	17,316	16,329	15,108	14,184	13,137
Income before income taxes	9,514	11,608	14,125	15,346	14,877
Applicable income taxes	637	1,961	3,224	4,263	3,703
Net income	$ 8,877	$ 9,647	$ 10,901	$ 11,083	$ 11,174
Consolidated Balance Sheet at End of Period:					
Total assets	$ 628,138	$ 592,285	$ 568,668	$ 546,703	$ 527,381
Loans	360,478	360,384	338,438	324,505	275,828
Allowance for loan losses	(4,130)	(4,185)	(3,679)	(3,338)	(3,069)
Deposits	389,022	395,191	352,529	356,836	334,318
Long-term debt — other	106,378	82,878	84,478	75,878	70,878
Shareholders' equity	70,559	74,594	73,919	73,165	69,769
Per Share Data:					
Earnings per share - basic	$ 2.28	$ 2.45	$ 2.75	$ 2.78	$ 2.79
Earnings per share - diluted	2.28	2.45	2.74	2.78	2.79
Cash dividends declared	1.79	1.73	1.56	1.47	1.24
Book value	18.21	19.12	18.59	18.36	17.50
Number of shares outstanding, at end of period	3,875,632	3,900,742	3,975,787	3,985,832	3,985,872
Average number of shares outstanding basic	3,886,277	3,934,138	3,971,926	3,990,008	3,996,702
Selected financial ratios:					
Return on average shareholders' equity	12.14%	12.93%	14.54%	15.49%	16.60%
Return on average total assets	1.49%	1.67%	1.97%	2.06%	2.24%
Net interest income to average interest earning assets	3.95%	4.06%	4.29%	4.32%	4.36%
Dividend payout ratio	78.33%	70.51%	57.10%	52.72%	44.76%
Average shareholders' equity to average total assets	12.23%	12.92%	13.56%	13.30%	13.51%
Loans to deposits, at end of period	92.66%	91.19%	96.00%	90.94%	82.50%

Per share data and number of shares outstanding have been adjusted in each reporting period to give retroactive effect to a 10% stock dividend issued October 30, 2003 and a six for five stock split issued November 18, 2005.

ITEM 7 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The Management's Discussion and Analysis of Financial Condition and Results of Operation in the Annual Report are incorporated in their entirety by reference under this Item 7.

ITEM 7A QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk for the Company is comprised primarily from interest rate risk exposure and liquidity risk. Interest rate risk and liquidity risk management is performed at the Bank level as well as the Company level. The Company's interest rate sensitivity is monitored by management through selected interest rate risk measures produced internally. Additional information and details are provided in the Interest Sensitivity section of Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations.

Generally, management believes the Company is well positioned to respond expeditiously when the market interest rate outlook changes.

ITEM 8 FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Company's Consolidated Financial Statements and notes thereto contained in the Annual Report are incorporated in their entirety by reference under this Item 8.

ITEM 9 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A CONTROLS AND PROCEDURES

The Company, under the supervision and with the participation of the Company's management, including the Company's President and Chief Executive Officer along with the Company's Principal Accounting Officer (the Principal Financial Officer), has evaluated the effectiveness as of December 31, 2007 of the design and operation of the Company's disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based upon that evaluation, the Company's President and Chief Executive Officer along with the Company's Principal Accounting Officer concluded that the Company's disclosure controls and procedures were effective as of December 31, 2007.

There have been no material changes in the Company's internal control over financial reporting during the fourth quarter of 2007 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a significant deficiency (as defined in Public Company Accounting Oversight Board Auditing Standard No. 2), or a combination of significant deficiencies, that results in there being more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis by management or employees in the normal course of performing their assigned functions.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. Management's assessment did not identify any material weaknesses in the Company's internal control over financial reporting.

In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Because there were no material weaknesses discovered, management believes that, as of December 31, 2007, the Company's internal control over financial reporting was effective.

S. R. Snodgrass, A.C. an independent registered public accounting firm, has audited the consolidated financial statements included in this Annual Report on Form 10-K, as part of the audit, has issued a report, included herein, on the effectiveness of the Company's internal control over financial reporting as of December 31, 2007.

Date: March 11, 2008

Chief Executive Officer

Principal Accounting Officer
(Principal Financial Officer)

ITEM 9B OTHER INFORMATION

None.

PART III

ITEM 10 DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information appearing under the captions "The Board of Directors and Committees," "Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," "Principal Officers of the Corporation," "Certain Transactions," and "Audit Committee Financial Expert" in the Company's Proxy Statement dated March 25, 2008 (the "Proxy Statement") is incorporated herein by reference.

ITEM 11 EXECUTIVE COMPENSATION

Information appearing under the captions "Compensation of Directors," "Compensation Committee Interlocks and Insider Participation," "Compensation Discussion and Analysis," "Compensation Committee and Benefits Committee Report," and "Executive Compensation" in the Proxy Statement is incorporated herein by reference.

ITEM 12 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information appearing under the caption "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is incorporated herein by reference.

ITEM 13 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

There have been no material transactions between the Company and the Bank, nor any material transactions proposed, with any Director or Executive Officer of the Company and the Bank, or any associate of the foregoing persons. The Company and the Bank have had, and intend to continue to have, banking and financial transactions in the ordinary course of business with Directors and Officers of the Company and the Bank and their associates on comparable terms and with similar interest rates as those prevailing from time to time for other customers of the Company and the Bank.

Total loans outstanding from the Bank at December 31, 2007 to the Company's and the Bank's Officers and Directors as a group and members of their immediate families and companies in which they had an ownership interest of 10% or more was $9,335,000 or approximately 13.23% of the total equity capital of the Company. Loans to such persons were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features. See also the information appearing in Note 14 to the Consolidated Financial Statements included elsewhere in the Annual Report.

In addition, the information appearing under the caption "Election of Directors" in the Proxy Statement is incorporated herein by reference.

ITEM 14 PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information appearing in the Proxy Statement under the captions, "Audit Fees," "Audit-Related Fees," "Tax Fees," "All Other Fees," and "Audit Committee Pre-Approval Policies and Procedures" is incorporated herein by reference.

PART IV

ITEM 15 EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)1. Financial Statements

The following consolidated financial statements and reports are set forth in Item 8:

Report of Independent Auditors
Consolidated Balance Sheet
Consolidated Statement of Income
Consolidated Statement of Changes in Shareholders' Equity
Consolidated Statement of Cash Flows
Notes to the Consolidated Financial Statements

2. Financial Statement Schedules

Financial statement schedules are omitted because the required information is either not applicable, not required or is shown in the respective financial statements or in the notes thereto.

(b) Exhibits:

(3) (i) Articles of Incorporation of the Registrant, as presently in effect (incorporated by reference to Exhibit 3(i) of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005)

(3) (ii) Bylaws of the Registrant as presently in effect (incorporated by reference to Exhibit 3(ii) of the Registrant's Current Report on Form 8-K filed on June 17, 2005).

(10) (i) Employment Agreement, dated August, 1991, between Jersey Shore State Bank and Ronald A. Walko (incorporated by reference to Exhibit 10.3 of the Registrant's Registration Statement on form S-4, No. 333-65821).*

(10) (ii) Employment Agreement, dated May 31, 2005, between Jersey Shore State Bank and Thomas A. Donofrio (incorporated by reference to Exhibit 10.1 of the Registrant's Form 8-K filed on June 3, 2005).*

(10) (iii) Employee Severance Benefit Plan, dated May 30, 1996, for Ronald A. Walko (incorporated by reference to Exhibit 10.4 of the Registrant's Registration Statement on form S-4, No. 333-65821).*

(10) (iv) Penns Woods Bancorp, Inc. 1998 Stock Option Plan (incorporated by reference to Exhibit 10.1 of the Registrant's Registration Statement on form S-4, No. 333-65821).*

(10) (v) Form of First Amendment to the Jersey Shore State Bank Amendment and Restatement of the Director Fee Agreement, dated as of October 1, 2004 (incorporated by reference to Exhibit 10.7 of the Registrant's Current Report on Form 8-K filed on June 29, 2006).

(10) (vi) Consulting Agreement, dated July 18, 2005 between Hubert A. Valencik and Penns Woods Bancorp, Inc. (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on July 18, 2005).

(10) (vii) Employment Agreement, dated January 11, 1999, among Penns Woods Bancorp, Inc., Jersey Shore State Bank and William H. Rockey.*

(21) Subsidiaries of the Registrant.

(23) Consent of Independent Certified Public Accountants.

(31) (i) Rule 13a-14(a)/Rule 15d-14(a) Certification of Chief Executive Officer.

(31) (ii) Rule 13a-14(a)/Rule 15d-14(a) Certification of Principle Accounting Officer.

(32) (i) Section 1350 Certification of Chief Executive Officer.

(32) (ii) Section 1350 Certification of Principle Accounting Officer.

*Denotes compensatory plan or arrangement.

EXHIBIT INDEX

(10) (vii) Employment Agreement, dated January 11, 1999, among Penns Woods Bancorp, Inc., Jersey Shore State Bank and William H. Rockey.

(21) Subsidiaries of the Registrant.

(23) Consent of Independent Certified Public Accountants.

(31) (i) Rule 13a-14(a)/Rule 15d-14(a) Certification of Chief Executive Officer.

(31) (ii) Rule 13a-14(a)/Rule 15d-14(a) Certification of Principle Accounting Officer.

(32) (i) Section 1350 Certification of Chief Executive Officer.

(32) (ii) Section 1350 Certification of Principle Accounting Officer.

EMPLOYMENT AGREEMENT

THIS AGREEMENT, made as of the 11th day of January 1999, among PENNS WOODS BANCORP, INC. ("Penns Woods"), a Pennsylvania business corporation having a place of business at 115 South Main Street, Jersey Shore, Pennsylvania, JERSEY SHORE STATE BANK ("Bank"), a Pennsylvania banking institution having a place of business at 115 South Main Street, Jersey Shore, Pennsylvania, and WILLIAM H. ROCKEY ("Executive"), an adult individual.

WITNESSETH:

WHEREAS, Bank is the wholly owned banking subsidiary of Penns Woods;

WHEREAS, Penns Woods and Bank desire to employ Executive to serve in the capacity of Senior Vice President of each of Penns Woods and Bank on the terms and conditions set forth herein;

WHEREAS, Executive desires to accept employment with each of Penns Woods and Bank on the terms and conditions set forth herein.

AGREEMENT:

NOW, THEREFORE, the parties hereto, intending to be legally bound, agree as follows:

1. **Employment.** Penns Woods and Bank each hereby employ Executive, and Executive hereby accepts employment with each of Penns Woods and Bank, on the terms and conditions set forth in this Agreement.

2. **Duties of Employee.** Executive shall perform and discharge well and faithfully such duties as an executive officer of Penns Woods and of Bank as may be assigned to Executive from time to time by the respective Boards of Directors of Penns Woods and of Bank. Executive shall be employed as Senior Vice President of Penns Woods and of Bank, and shall hold such other titles as may be given to him from time to time by the respective Boards of Directors of Penns Woods and of Bank. Executive shall devote his full time, attention and energies to the business of Penns Woods and of Bank during the Employment Period (as defined in Section 3 of this Agreement); provided, however, that this Section 2 shall not be construed as preventing Executive from (a) investing Executive's personal assets in enterprises that do not compete with Penns Woods or Bank or (b) being involved in any other activity with the prior approval of the Board of Directors of Penns Woods and Bank.

3. **Term of Agreement.**

(a) This Agreement shall be for a three (3) year period (the "Employment Period") commencing on January 11, 1999 and ending on January 10, 2002; provided, however, that the Employment Period shall be automatically extended on January 11, 2000 and on January 1 of each subsequent year thereafter (each an "Annual Renewal Date") for a period ending three (3) years from each Annual Renewal Date unless either party shall give written notice of nonrenewal to the other party at least ninety (90) days prior to an Annual Renewal Date, in which event this Agreement shall terminate at the end of the then existing Employment Period.

(b) Notwithstanding the provisions of Section 3(a) of this Agreement, this Agreement shall terminate automatically for Cause (as defined herein) upon written notice from the Board of Directors of each of Penns Woods and Bank to Executive. As used in this Agreement, "Cause" shall mean any of the following:

(i) Executive's conviction of or plea of guilty or nolo contendere to a felony, a crime of falsehood, or a crime involving moral turpitude, or the actual incarceration of Executive for a period of forty-five (45) consecutive days or more;

(ii) Executive's continued failure to follow the good faith lawful instructions of the Board of Directors of Penns Woods or Bank with respect to its operations, for a material period of time following written notice to Executive of such instructions; or

(iii) Executive's willful failure to substantially perform Executive's duties to Penns Woods or Bank, other than a failure resulting from Executive's incapacity because of physical or mental illness, which willful failure results in demonstrable material injury and damage to Penns Woods or Bank.

If this Agreement is terminated for Cause, Executive's rights under this Agreement shall cease as of the effective date of such termination.

(c) Notwithstanding the provisions of Section 3(a) of this Agreement, this Agreement shall terminate automatically upon Executive's voluntary termination of employment (other than in accordance with Section 5 of this Agreement relating to termination for Good Reason following a Change in Control), retirement at Executive's election, or Executive's death, and Executive's rights under this Agreement shall cease as of the date of such voluntary termination, retirement at Executive's election, or death; provided, however, that, if Executive dies after Executive delivers a Notice of Termination (as defined in Section 5(a) of this Agreement), the provisions of Section 14(b) of this Agreement shall apply.

(d) Notwithstanding the provisions of Section 3(a) of this Agreement, this Agreement shall terminate automatically upon Executive's disability and Executive's rights under this Agreement shall cease as of the date of such termination; provided, however, that, if Executive becomes disabled after Executive delivers a Notice of Termination (as defined in Section 5(a) of this Agreement), Executive shall nevertheless be absolutely entitled to receive all of the compensation and benefits provided for in, and for the term set forth in, Section 6 of this Agreement. For purposes of this Agreement, disability shall mean Executive's incapacitation by accident, sickness, or otherwise which renders Executive mentally or physically incapable of performing the services required of Executive for three hundred sixty (360) consecutive days.

(e) Executive agrees that, in the event his employment under this Agreement is terminated, Executive shall concurrently resign as a director of Penns Woods or Bank, or any subsidiary or affiliate of Penns Woods or Bank, if he is then serving as a director of any of such entities.

4. **Employment Period Compensation.**

(a) **Salary.** For services performed by Executive under this Agreement, Bank shall pay Executive a salary during the Employment Period at the rate of $96,700 per year (the "Base Salary"), payable at the same times as salaries are payable to other executive employees of Bank. Bank may, from time to time, increase Executive's salary, and any and all such increases shall be deemed to constitute amendments to this Section 4(a) to reflect the increased amounts, effective as of the date established for such increases by the Board of Directors of Bank or any committee of such Board in the resolutions authorizing such increases.

(b) **Vacation.** During the Employment Period, Executive shall be entitled to paid annual vacation in accordance with the policies as established from time to time by the Boards of Directors of Penns Woods and Bank plus such other personal or bonus days as may be set forth in the policies of Penns Woods and Bank. Executive shall not be entitled to receive any additional compensation from Penns Woods and Bank for failure to take a vacation, nor shall Executive be able to accumulate unused vacation time from one year to the next, except to the extent authorized by the Boards of Directors or the policies of Penns Woods and Bank.

(c) **Employee Benefit Plans.** During the Employment Period, Executive shall be entitled to participate in and receive the benefits of any pension or other retirement benefit plan, profit sharing, stock option, incentive bonus, employee stock ownership, or other plans, benefits and privileges given to employees and executive officers of Penns Woods and Bank, to the extent commensurate with Executive's then existing duties and responsibilities as fixed by the Boards of Directors of Penns Woods or Bank, in the same manner as other executive officers. Penns Woods and Bank shall not make any changes in such plans, benefits or privileges which would adversely affect Executive's rights or benefits thereunder, unless such change occurs pursuant to a program applicable to all executive officers of Penns Woods and Bank and does not result in a proportionately greater adverse change in the rights of or benefits to Executive as compared with any other executive officer of Penns Woods and Bank. Nothing paid to Executive under any plan or arrangement presently in effect or made available in the future shall be deemed to be in lieu of the salary payable to Executive pursuant to Section 4(a) hereof.

5. **Termination of Employment Following Change in Control.**

(a) If a Change in Control (as defined in Section 5(b) of this Agreement) shall occur and if thereafter, at any time during the term of this Agreement, there shall be:

(i) any involuntary termination of Executive's employment (other than for the reasons set forth in Section 3(b) or 3(d) of this Agreement relating to termination for Cause or disability);

(ii) any reduction in Executive's title, responsibilities, including reporting responsibilities, or authority, including such title, responsibilities, or authority as such title, responsibilities, or authority may be increased from time to time during the term of this Agreement;

(iii) the assignment to Executive of duties inconsistent with Executive's office on the date of the Change in Control or as the same may be increased from time to time after the Change in Control;

(iv) any reassignment of Executive to a location greater than twenty-five (25) miles from the location of Executive's office on the date of the Change in Control;

(v) any reduction in Executive's annual base salary in effect on the date of the Change in Control or as the same may be increased from time to time after the Change in Control;

(vi) any failure to continue Executive's participation in any of Penns Woods' incentive compensation or bonus plans in which Executive participated at the time of the Change in Control or any change or amendment to any provisions of any of such plans which would materially decrease the potential benefits to Executive under any of such plans;

(vii) any failure to provide Executive with benefits at least as favorable as those enjoyed by Executive under any of Penns Woods' retirement or pension, life insurance, medical, health and accident, disability or other employee plans in which Executive participated at the time of the Change in Control, or the taking of any action that would materially reduce any of such benefits in effect at the time of the Change in Control;

(viii) any requirement that Executive travel in performance of his duties on behalf of Penns Woods or Bank for a significantly greater period of time during any year than was required of Executive during the year preceding the year in which the Change in Control occurred;

(ix) any sustained pattern of interruption or disruption of Executive for matters substantially unrelated to Executive's discharge of Executive's duties on behalf of Penns Woods and Bank; or

(c\x) any breach of this Agreement of any nature whatsoever on the part of Penns Woods or Bank;

then, at the option of Executive, exercisable by Executive within ninety (90) days of the occurrence of any of the foregoing events, Executive may resign from employment with Penns Woods and Bank (or, if involuntarily terminated, give notice of intention to collect benefits under this Agreement) by delivering a notice in writing (the "Notice of Termination") to Penns Woods and Bank and the provisions of Section 6 of this Agreement shall apply.

(b) As used in this Agreement, "Change in Control" shall mean the occurrence of any of the following:

(i) (A) a merger, consolidation, or division involving Penns Woods, (B) a sale, exchange, transfer, or other disposition of substantially all of the assets of Penns Woods or Bank, or (C) a purchase by Penns Woods of substantially all of the assets of another entity, unless (x) such merger, consolidation, division, sale, exchange, transfer, purchase or disposition is approved in advance by eighty percent (80%) or more of the members of the Board of Directors of Penns Woods who are not interested in the transaction and (y) a majority of the members of the Board of Directors of the legal entity resulting from or existing after any such transaction (and of the Board of Directors of such entity's parent corporation, if any) are former members of the Board of Directors of Penns Woods; or

(ii) any other change in control of Penns Woods similar in effect to any of the foregoing.

6. **Rights in Event of Termination of Employment.**

(a) In the event that (i) Executive's employment is involuntarily terminated by Penns Woods and Bank without Cause in the absence of a Change in Control at the date of such termination or (ii) Executive delivers a Notice of Termination pursuant to Section 5(a) of this Agreement following a change in Control, Penns Woods and Bank shall pay (or cause to be paid), in the aggregate, to Executive in cash, within thirty (30) days following termination of Executive's employment, an amount equal to the greater of (x) the Executive's then current Base Salary multiplied by two (2) or (y) the aggregate amount of Base Salary due and payable to Executive over the remaining Employment Period in effect at the time of termination of Executive's employment. Notwithstanding the preceding sentence, in the event that the lump-sum payment described in the preceding sentence, when added to all other amounts or benefits provided to or on behalf of Executive in connection with termination of Executive's employment, would result in the imposition of an excise tax under Section 4999 of the Internal Revenue Code of 1986, as amended, such lump-sum shall be reduced (retroactively, if necessary) to the extent necessary to avoid such imposition. Penns Woods' independent auditors shall be responsible for calculating any potential excise tax under Section 4999 and the amount of reduction in the payments to be made to Executive, if any, necessary to avoid imposition of such excise tax, and all such calculations shall be final and binding on all parties.

(b) Executive shall not be required to mitigate the amount of any payment provided for in this Section 6 by seeking other employment or otherwise. The amount of payment or the benefit provided for in this Section 6 shall not be reduced by any compensation earned by Executive as the result of employment by another employer or by reason of Executive's receipt of or right to receive any retirement or other benefits after the date of termination of employment or otherwise.

(c) The amounts payable pursuant to this Section 6 shall constitute Executive's sole and exclusive remedy in the event of involuntary termination of Executive's employment by Penns Woods and Bank.

7. **Covenant Not to Compete.**

(a) Executive hereby acknowledges and recognizes the highly competitive nature of the business of Penns Woods and Bank and accordingly agrees that, during and for the applicable period set forth in Section 7(c) hereof, Executive shall not:

(i) be engaged, directly or indirectly, either for his own account or as agent, consultant, employee, partner, officer, director, proprietor, investor (except as an investor owning less than 5% of the stock of a publicly owned company) or otherwise of any person, firm, corporation, or enterprise engaged, in (1) the banking or financial services industry or (2) any other activity in which Penns Woods or any of its subsidiaries is engaged during the Employment Period, in any county in which, at any time during the Employment Period or at the date of termination of the Executive's employment, a branch office or other facility of Penns Woods or Bank, or any of their respective subsidiaries, is located, or in any county contiguous to such a county, including contiguous counties located outside of the Commonwealth of Pennsylvania (the "Non-Competition Area"); or

(ii) provide financial or other assistance to any person, firm, corporation, or enterprise engaged in (1) the banking or financial services industry, or (2) any other activity in which Penns Woods or Bank or any of their respective subsidiaries, is engaged during the Employment Period, in the Non-Competition Area.

(b) It is expressly understood and agreed that, although Executive, Penns Woods, and Bank consider the restrictions contained in Section 7(a) hereof reasonable for the purpose of preserving for Penns Woods, Bank, and their respective subsidiaries, their good will and other proprietary rights, if a final judicial determination is made by a court having jurisdiction that the time or territory or any other restriction contained in Section 7(a) hereof is an unreasonable or otherwise unenforceable restriction against Executive, the provisions of Section 7(a) hereof shall not be rendered void but shall be deemed amended to apply as to such maximum time and territory and to such other extent as such court may judicially determine or indicate to be reasonable.

(c) The provisions of this Section 7 shall be applicable commencing on the date of this Agreement and ending on one of the following dates, as applicable:

(i) if Executive's employment terminates in accordance with the provisions of Section 3 (other than Section 3(b) relating to termination for Cause), the effective date of termination of employment;

(ii) if Executive's employment terminates in accordance with the provisions of Section 3(b) of this Agreement (relating to termination for Cause) or the Executive voluntarily terminates his employment other than in accordance with the provisions of Section 5 hereof, the first anniversary date of the effective date of termination of employment; or

(iii) if the Executive voluntarily terminates his employment in accordance with the provisions of Section 5 hereof, the effective date of termination of employment.

8. **No Disclosure of Confidential Information.** The Executive agrees that all customer lists and information, files and records now or hereafter used by the Penns Woods or Bank are the property of Penns Woods and Bank and constitute trade secrets. Accordingly, the Executive acknowledges that the trade secrets of Penns Wood and Bank as they may exist from time to time and other confidential information concerning the business, products, technical information, sales activities, procedures, promotion, pricing techniques, business plans, customer lists and credit and financial data concerning customers of Penns Wood and Bank are valuable, special and unique assets of Penns Wood and Bank, access to and knowledge of which are essential to the performance of the Executive's duties under this Agreement. Executive further agrees that all knowledge and information described in the preceding sentence not in the public domain and heretofore or in the future obtained by the Executive as a result of employment by the Bank shall be considered confidential information and shall not be disclosed without the consent of Penns Wood and Bank. Nothing contained herein shall be deemed to preclude the Executive from responding to requests for information or inquiries from federal or state banking regulations or complying with applicable laws and regulations.

9. **Equitable Relief.** Executive acknowledges that the restrictions contained in Sections 7 and 8, in view of the nature of the business in which Penns Woods and Bank are engaged, are reasonable and necessary in order to protect the legitimate interests of Penns Woods and Bank and that any violation thereof would result in irreparable injury to Penns Woods and Bank, and Executive therefore acknowledges that, in the event of Executive's violation of any of these restrictions, Penns Woods or Bank shall be entitled to obtain from any court of competent jurisdiction preliminary and permanent injunctive relief as well as damages and an equitable accounting of all earnings, profits and other benefits arising from such violation, which rights shall be cumulative and in addition to any other remedies to which Penns Woods or Bank may be entitled.

10. **Notices.** Except as otherwise provided in this Agreement, any notice required or permitted to be given under this Agreement shall be deemed properly given if in writing and if mailed by registered or certified mail, postage prepaid with return receipt requested, to Executive's residence, in the case of notices to Executive, and to the principal executive offices of Penns Woods and Bank, in the case of notices to Penns Woods and Bank.

11. **Waiver.** No provision of this Agreement may be modified, waived, or discharged unless such waiver, modification, or discharge is agreed to in writing and signed by Executive and an executive officer specifically designated by the Boards of Directors of Penns Woods and Bank. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

12. **Assignment.** This Agreement shall not be assignable by any party, except by Penns Woods and Bank to any successor in interest to their respective businesses.

13. **Entire Agreement.** This Agreement contains the entire agreement of the parties relating to the subject matter of this Agreement.

14. **Successors; Binding Agreement.**

(a) Penns Woods and Bank will require any successor (whether direct or indirect, by purchase, merger, consolidation, or otherwise) to all or substantially all of the businesses and/or assets of Penns Woods and Bank to expressly assume and agree to perform this Agreement in the same manner and to the same extent that Penns Woods and Bank would be required to perform it if no such succession had taken place. Failure by Penns Woods and Bank to obtain such assumption and agreement prior to the effectiveness of any such succession shall constitute a breach of this Agreement. As used in this Agreement, "Penns Woods" and "Bank" shall mean Penns Woods and Bank as defined previously and any successor to their respective businesses and/or assets as aforesaid which assumes and agrees to perform this Agreement by operation of law or otherwise.

(b) This Agreement shall inure to the benefit of and be enforceable by Executive's personal or legal representatives, executors, administrators, heirs, distributees, devisees, and legatees. If Executive should die after a Notice of Termination is delivered by Executive, or following termination of Executive's employment without Cause, and any amounts would be payable to Executive under this Agreement if Executive had continued to live, all such amounts shall be paid in accordance with the terms of this Agreement to Executive's devisee, legatee, or other designee, or, if there is no such designee, to Executive's estate.

15. **Legal Fees.** Penns Woods shall reimburse Executive for legal fees and expenses incurred by Executive in connection with any legal action necessary to enforce any provision of this Agreement.

16. **Arbitration.** Penns Woods, Bank and Executive recognize that, in the event a dispute should arise between them concerning the interpretation or implementation of this Agreement, lengthy and expensive litigation will not afford a practical resolution of the issues within a reasonable period of time. Consequently, each party agrees that all disputes, disagreements and questions of interpretation concerning this Agreement other than matters relating to Section 7 (Covenant Not to Compete) are to be submitted for resolution to the American Arbitration Association (the "Association") in accordance with the Association's National Rules for the Resolution of Employment Disputes or other applicable rules then in effect ("Rules") at a location selected by Penns Woods. Penns Woods and Bank or Executive may initiate an arbitration proceeding at any time by giving notice to the other in accordance with the Rules. Penns Woods and Bank and Executive, may, as a matter of right, mutually agree on the appointment of a particular arbitrator from the Association's pool. The arbitrator shall not be bound by the rules of evidence and procedure of the courts of the Commonwealth of Pennsylvania but shall be bound by the substantive law applicable to this Agreement. The decision of the arbitrator, absent fraud, duress, incompetence or gross and obvious error of fact, shall be final and binding upon the parties and shall be enforceable in courts of proper jurisdiction. Following written notice of a request for arbitration, Penns Woods, Bank and Executive shall be entitled to an injunction restraining all further proceedings in any pending or subsequently filed litigation concerning this Agreement, except as otherwise provided herein.

17. **Validity.** The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

18. **Applicable Law.** This Agreement shall be governed by and construed in accordance with the domestic, internal laws of the Commonwealth of Pennsylvania, without regard to its conflicts of laws principles.

19. **Headings.** The section headings of this Agreement are for convenience only and shall not control or affect the meaning or construction or limit the scope or intent of any of the provisions of this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

PENNS WOODS BANCORP, INC.

By /S/ Theodore Reich (SEAL)

Attest: /S/ Ronald Walko

"Penns Woods"

JERSEY SHORE STATE BANK

By /S/ Theodore Reich (SEAL)

Attest: /S/ Ann Riles

"Bank"

Witness:

/S/ Carolyn Wolfanger

/S/ William H. Rockey (SEAL)
William H. Rockey

"Executive"

Exhibit 21

Subsidiaries of the Registrant

	State or Jurisdiction Under the Law of Which Organized
Jersey Shore State Bank	Pennsylvania
Woods Real Estate Development Company, Inc.	Pennsylvania
Woods Investment Company, Inc.	Delaware
The M Group, Inc. (Subsidiary of the Bank)	Pennsylvania

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Penns Woods Bancorp, Inc.:

We consent to the incorporation by reference in the Registration Statements (Nos. 333-134585 and 333-58682) on Form S-8 of Penns Woods Bancorp, Inc. of our reports dated March 10, 2008 relating to our audits of the consolidated financial statements and internal controls over financial reporting, which appear in the Annual Report on Form 10-K of Penns Woods Bancorp, Inc. for the year ended December 31, 2007.

S.R. Snodgrass, A.C.

Wexford, PA
March 11, 2008

Rule 13a-14(a)/Rule 15d-14(a) Certification of Chief Executive Officer

I, Ronald A. Walko, Chief Executive Officer of Penns Woods Bancorp, Inc. (the "Company"), certify that:

1. I have reviewed this annual report on Form 10-K of the Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4. The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e), and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

    a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The Company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of Company's Board of Directors:

    a. all significant deficiencies and material weakness in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information;

    b. any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Date: March 11, 2008

Ronald A. Walko
Chief Executive Officer

Rule 13a-14(a)/Rule 15d-14(a) Certification of Principal Accounting Officer

I, Brian L. Knepp, Principal Accounting Officer of Penns Woods Bancorp, Inc. (the "Company"), certify that:

1. I have reviewed this annual report on Form 10-K of the Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4. The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e), and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

    a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The Company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of Company's Board of Directors:

    a. all significant deficiencies and material weakness in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information;

    b. any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Date: March 11, 2008

Brian L. Knepp
Principal Accounting Officer
(Principal Financial Officer)

Exhibit 32 (i)

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Penns Woods Bancorp, Inc. (the "Company") on Form 10-K for the period ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Ronald A. Walko, Chief Executive Officer, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Ronald A. Walko
Chief Executive Officer

March 11, 2008

Exhibit 32 (ii)

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Penns Woods Bancorp, Inc. (the "Company") on Form 10-K for the period ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Brian L. Knepp, Vice President of Finance, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Brian L. Knepp
Principal Accounting Officer

March 11, 2008

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

March 11, 2008 — PENNS WOODS BANCORP, INC.

BY: RONALD A. WALKO, President & Chief Executive Officer

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Ronald A. Walko, President & Chief Executive Officer and Director (Principal Executive Officer)	March 11, 2008
Brian L. Knepp, Principal Accounting Officer	March 11, 2008
Lynn S. Bowes, Director	March 11, 2008
Michael J. Casale, Jr., Director	March 11, 2008
H. Thomas Davis, Jr., Director	March 11, 2008
James M. Furey II, Director	March 11, 2008
D. Michael Hawbaker, Director	March 11, 2008
Leroy H. Keiler III, Director	March 11, 2008
Jay H. McCormick, Director	March 11, 2008
R. Edward Nestlerode, Jr., Director	March 11, 2008
James E. Plummer, Director	March 11, 2008
William H. Rockey, Sr. Vice President & Director	March 11, 2008
Hubert A. Valencik, Director	March 11, 2008

Management & Board of Directors

(Penns Woods Bancorp, Inc. & Jersey Shore State Bank)

Officers

Ronald A. Walko . . . . . President & Chief Executive Officer of Penns Woods Bancorp, Inc. & Jersey Shore State Bank
William H. Rockey . . . . . Senior Vice President & Secretary of Penns Woods Bancorp, Inc. & Jersey Shore State Bank
Ann M. Riles . . . . . Senior Vice President & Chief Credit Officer
Paul R. Mamolen . . . . . Senior Vice President & Chief Operating Officer of The Comprehensive Financial Group
Robert J. Glunk . . . . . Vice President of Branch Administration & Business Development
Stephen M. Tasselli . . . . . Senior Vice President & Commercial Loan Manager
G. David Gundy . . . . . Senior Vice President
William P. Young, Jr. . . . . . EDP Systems Officer
Leon T. Koskie . . . . . Vice President & Loan Officer
Gerald J. Seman . . . . . Vice President & Mortgage Officer
Leslie K. Benshoff . . . . . Vice President & Bank Secrecy Operations Officer
John R. Frey . . . . . Vice President & Chief Compliance Officer
Craig A. Russell . . . . . Vice President & Branch Manager
David R. Palski . . . . . Vice President & Branch Manager
Stephen G. Yohannan . . . . . Vice President & Regional Lending Officer
Marilyn R. Neyhart . . . . . Assistant Secretary & Vice President Loan Operations/Collateral
Larry G. Garverick . . . . . Vice President & Loan Documentation & Review Officer
William V. Mauck . . . . . Vice President/Information Technology & Deposit Operations
Michael A. Musto . . . . . Vice President & Commercial Loan Officer
Brian L. Knepp . . . . . Vice President of Finance/Cashier & Assistant Secretary
Janine E. Packer . . . . . Controller
Tammy L. Gunsallus . . . . . Vice President & Branch Manager
Roxanna M. Chapman . . . . . Vice President of Loan Services

Registered Representatives For The Comprehensive Financial Group

Sonya L. Barclay . . . . . Williamsport Branch

Directors

Lynn S. Bowes . . . . . Farmer
Michael J. Casale, Jr. . . . . . Attorney, Casale & Bonner P.C.
H. Thomas Davis, Jr. . . . . . Senior Vice President, Franklin Insurance Company
James M. Furey, II . . . . . President & Owner, Eastern Wood Products Company
D. Michael Hawbaker . . . . . Executive Vice President, Glenn O. Hawbaker, Inc.
Leroy H. Keiler, III . . . . . Attorney, Leroy H. Keiler, III
Jay H. McCormick . . . . . President & Owner, J.H.M. Enterprises, Inc.
R. Edward Nestlerode, Jr. . . . . . Vice President of Nestlerode Contracting Co., Inc.
James E. Plummer . . . . . Retired, Former President of Lock Haven Savings Bank; Secretary, Jersey Shore State Bank
Hubert A. Valencik . . . . . Retired, Former Senior Vice Presicent of Penns Woods Bancorp, Inc.; Former Senior Vice President & Chief Operations Officer of Jersey Shore State Bank
William H. Rockey . . . . . Senior Vice President of Penns Woods Bancorp, Inc. & Jersey Shore State Bank
Ronald A. Walko . . . . . President & Chief Executive Officer of Penns Woods Bancorp, Inc. & Jersey Shore State Bank

Williamsport Area Advisory Directors

Robert H. Kauffeld . . . . . Architect
James T. Wolyniec . . . . . President, Wolyniec Construction, Inc.

Honorary Directors

Phillip H. Bower
Raymond D. Eck
Joseph B. Gehret, Sr.
Howard M. Thompson
Allan W. Lugg
William S. Frazier

MAIN OFFICE
Tammy L. Gunsallus, Manager
115 South Main Street, Jersey Shore, PA 17740
Phone (570)-398-2213
Monday & Tuesday 8:30 am to 4:30 pm
Wednesday 8:30 am to 1:00 pm
Thursday 8:30 am to 5:00 pm
Friday 8:30 am to 6:00 pm
Saturday Drive-In Only 8:30 am to 12:00 pm
Drive-up ATM Available

BRIDGE STREET OFFICE
Tammy L. Gunsallus, Manager
112 Bridge Street, Jersey Shore, PA 17740
Phone (570)-398-4400
Monday thru Wednesday 8:30 am to 4:30 pm
Thursday 8:30 am to 5:00 pm
Friday 8:30 am to 6:00 pm
Saturday 8:30 am to 12:00 pm

DUBOISTOWN OFFICE
Rebecca L. Frank, Manager
2675 Euclid Avenue, Williamsport, PA 17702
Phone (570)-326-3731
Monday & Tuesday 8:30 am to 4:30 pm
Wednesday 8:30 am to 1:00 pm
Thursday 8:30 am to 5:00 pm
Friday 8:30 am to 6:00 pm
Saturday 8:30 am to 12:00 pm
Drive-up ATM Available

WILLIAMSPORT OFFICE
David R. Palski, Manager
300 Market Street, Williamsport, PA 17703-0967
Phone (570)-322-1111
Toll-Free within Pennsylvania 1-888-412-5772
Monday & Tuesday 8:30 am to 4:30 pm
Wednesday Lobby 8:30 am to 1:00 pm
Thursday 8:30 am to 5:00 pm
Friday 8:30 am to 6:00 pm
Saturday 8:30 am to 12:00 pm
Wednesday Drive-In open until 4:30 pm
Walk-up ATM available

MONTGOMERY OFFICE
Beverly S. Rupert, Manager
9094 Rt. 405 Highway, Montgomery, PA 17752
Phone (570)-547-6642
Monday & Tuesday 8:30 am to 4:30 pm
Wednesday 8:30 am to 1:00 pm
Thursday 8:30 am to 5:00 pm
Friday 8:30 am to 6:00 pm
Saturday 8:30 am to 12:00 pm

LOCK HAVEN OFFICE
Craig A. Russell, Manager
4 West Main Street, Lock Haven, PA 17745
Phone (570)-748-7785
Monday & Tuesday 8:30 am to 4:30 pm
Wednesday 8:30 am to 1:00 pm
Thursday 8:30 am to 5:00 pm
Friday 8:30 am to 6:00 pm
Saturday 8:30 am to 12:00 pm
Drive-up ATM available

MILL HALL OFFICE
Kristin S. McCauley, Manager
(Inside WAL-MART)
173 Hogan Boulevard, Mill Hall, PA 17751
Phone (570)-748-8680
Monday thru Wednesday 9:00 am to 6:00 pm
Thursday & Friday 9:00 am to 8:00 pm
Saturday 9:00 am to 4:00 pm
Walk-up ATM available

SPRING MILLS OFFICE
Bonnie H. Ripka, Manager
3635 Penns Valley Road, Spring Mills, PA 16875
Phone (814)-422-8836
Monday thru Wednesday 8:30 am to 4:30 pm
Thursday 8:30 am to 5:00 pm
Friday 8:30 am to 6:00 pm
Saturday 8:30 am to 12:00 pm
Drive-up ATM available

CENTRE HALL OFFICE
Bonnie H. Ripka, Manager
2842 Earlystown Road, Centre Hall, PA 16828
Phone (814)-364-1600
Monday & Tuesday 8:30 am to 4:30 pm
Wednesday 8:30 am to 1:00 pm
Thursday 8:30 am to 5:00 pm
Friday 8:30 am to 6:00 pm
Saturday 8:30 am to 12:00 pm
Walk-up ATM available

ZION OFFICE
William H. Rockey, Manager
100 Cobblestone Road, Bellefonte, PA 16823
Phone (814)-383-2700
Monday & Tuesday 8:30 am to 4:30 pm
Wednesday 8:30 am to 1:00 pm
Thursday 8:30 am to 5:00 pm
Friday 8:30 am to 6:00 pm
Saturday 8:30 am to 12:00 pm
Drive-up ATM available

STATE COLLEGE OFFICE
Patricia K. Stauffer, Manager
2050 North Atherton Street, State College, PA 16803
Phone (814)-235-1710
Monday thru Friday 9:30 am to 6:30 pm
Saturday 9:30 am to 2:30 pm
Drive-up ATM available

STATE COLLEGE WAL-MART OFFICE
Patricia K. Stauffer, Manager
1665 North Atherton Place, State College, PA 16803
Phone (814)-272-4788
Monday thru Wednesday 9:00 am to 6:00 pm
Thursday & Friday 9:00 am to 8:00 pm
Saturday 9:00 am to 4:00 pm
Walk-up ATM available

MONTOURSVILLE OFFICE
Michelle M. Lawson, Manager
820 Broad Street, Montoursville, PA 17754
Phone (570)-368-1200
Monday thru Wednesday 8:30 am to 4:30 pm
Thursday 8:30 am to 5:00 pm
Friday 8:30 am to 6:00 pm
Saturday 8:30 am to 12:00 pm
Drive-up ATM available

THE M GROUP, INC.
D/B/A THE COMPREHENSIVE FINANCIAL GROUP
Paul R. Mamolen, COO
705 Washington Boulevard, Williamsport, PA 17701
Phone (570)-322-4627

INTERNET BANKING
www.jssb.com

TELEPHONE BANKING
Phone 570-320-2029 or 1-877-520-2265

Member of the Federal Deposit Insurance Corporation

2008 PROXY

PENNS
WOODS
BANCORP, INC.

PENNS WOODS BANCORP, INC.
300 Market Street
Williamsport, PA 17701

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON WEDNESDAY, APRIL 30, 2008

To Our Shareholders:

Notice is hereby given that the Annual Meeting of holders of Common Stock of Penns Woods Bancorp, Inc. (the "Corporation") will be held at the Holiday Inn Williamsport, 100 Pine Street, Williamsport, PA 17701, on Wednesday, April 30, 2008 at 1:00 P.M., for the purpose of considering and voting upon the following matters:

1. To elect three (3) Class 3 Directors, to serve for a three-year term that will expire in 2011, and until their successors are elected and qualified;

2. To ratify the appointment by the Corporation's Board of Directors of S.R. Snodgrass, A.C., of Wexford, Pennsylvania, Certified Public Accountants as the independent auditors for the Corporation for the year ending December 31, 2008; and

3. To transact such other business as may properly come before the Annual Meeting, and any adjournment or postponement thereof.

Holders of record at the close of business on March 4, 2008, shall be entitled to notice of and to vote at the Annual Meeting and any adjournment or postponement thereof.

You are urged to mark, sign, date, and promptly return your Proxy in the enclosed postage-paid envelope so that your shares may be voted in accordance with your wishes and in order that the presence of a quorum may be assured. The prompt return of your Proxy, regardless of the number of shares you hold, will aid the Corporation in reducing the expense of additional Proxy solicitation.

You are cordially invited to attend the Annual Meeting. The giving of such Proxy does not affect your right to vote in person at the Annual Meeting, if you give written notice to the Secretary of the Corporation of your intention to vote at the Annual Meeting.

By Order of the Board of Directors,

Ronald A. Walko
President and Chief Executive Officer

Dated: March 25, 2008

PENNS WOODS BANCORP, INC.

300 Market Street
Williamsport, PA 17701

PROXY STATEMENT FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD WEDNESDAY, APRIL 30, 2008

Introduction, Date, Time, and Place of Annual Meeting

This Proxy Statement is being furnished in connection with the solicitation by the Board of Directors of PENNS WOODS BANCORP, INC. (the "Corporation") a Pennsylvania business corporation, of proxies to be voted at the Annual Meeting (the "Annual Meeting") of holders of Common Stock (the "Common Stock") of the Corporation to be held on Wednesday, April 30, 2008, at 1:00 P.M., at the Holiday Inn Williamsport, 100 Pine Street, Williamsport, PA 17701, and any adjournment or postponement thereof.

The main office of the Corporation is located at 115 South Main Street, Jersey Shore, PA 17740. The telephone number is (570) 398-2213. All inquiries should be directed to Ronald A. Walko, President of the Corporation, at (570) 322-1111. Jersey Shore State Bank (the "Bank") is a wholly owned subsidiary of the Corporation.

Solicitation and Revocability of Proxies

This Proxy Statement and enclosed form of Proxy (the "Proxy") are first being sent to shareholders of the Corporation on or about March 25, 2008. Shares represented by the Proxy, if properly signed and returned, will be voted in accordance with the specifications made thereon by the shareholders. Any Proxy not specifying to the contrary will be voted "FOR" the Class 3 nominees noted and "FOR" the ratification of the appointment of S.R. Snodgrass, A.C., Certified Public Accountants, as the independent auditors of the Corporation for the year ending December 31, 2008. The execution and return of the enclosed Proxy will not affect a shareholder's right to attend the Annual Meeting and to vote in person if the shareholder gives written notice to the Secretary of the Corporation. The cost of assembling, printing, mailing, and soliciting Proxies, and any additional material, which the Corporation may furnish shareholders in connection with the Annual Meeting, will be borne by the Corporation. In addition to the solicitation of Proxies by use of the mails, directors, officers, and employees of the Corporation and/or the Bank may solicit Proxies by telephone, telegraph, or personal interview, with nominal expense to the Corporation. The Corporation will also pay the standard charges and expenses of brokerage houses or other nominees or fiduciaries for forwarding Proxy soliciting material to the beneficial owners of shares.

A shareholder who returns a Proxy may revoke the Proxy at any time before it is voted (1) by giving written notice of revocation to Ronald A. Walko, President and Chief Executive Officer, Penns Woods Bancorp, Inc., 300 Market Street, Williamsport, PA 17701, (2) by executing a later-dated Proxy and giving written notice thereof to the Secretary of the Corporation, or (3) by voting in person after giving written notice to the President of the Corporation.

Quorum

Pursuant to the Bylaws of the Corporation, the presence, in person or by proxy, of shareholders entitled to cast at least a majority of the votes which all shareholders are entitled to cast shall constitute a quorum for transaction of business at the Annual Meeting.

Voting Securities

Holders of record of the Common Stock at the close of business on March 4, 2008 will be entitled to notice of and to vote at the Annual Meeting. On March 4, 2008 there were 3,876,114 shares of Common Stock outstanding. Each share of the Common Stock outstanding as of the close of business on March 4, 2008, is entitled to one vote on each matter that comes before the meeting and holders do not have cumulative voting rights with respect to the election of directors.

Under Pennsylvania law and the Bylaws of the Corporation, the presence of a quorum is required for each matter to be acted upon at the Annual Meeting. Votes withheld, abstentions, and broker non-votes will be counted in determining the presence of a quorum for the particular matter.

Assuming the presence of a quorum, the three nominees for director receiving the highest number of votes cast by shareholders entitled to vote for the election of directors shall be elected. Votes withheld from a nominee and broker non-votes will not constitute or be counted as votes cast for such nominee.

Assuming the presence of a quorum, the affirmative vote of a majority of all votes cast by shareholders at the Annual Meeting is required for the ratification of the independent auditors. Abstentions and broker non-votes will not constitute or be counted as votes cast and therefore will not affect the vote on the ratification of auditors.

All Proxies properly executed and not revoked will be voted as specified.

THE BOARD OF DIRECTORS AND ITS COMMITTEES

The Corporation appointed the following committees for 2007:

Committee	Members	Number of Times Met During 2007
AUDIT:	H. Thomas Davis, Jr., James M. Furey, II, D. Michael Hawbaker, Leroy H. Keiler, III, R. Edward Nestlerode, Jr., and James E. Plummer	4
BUILDING:	Lynn S. Bowes, Michael J. Casale, Jr., H. Thomas Davis, Jr., Jay H. McCormick, and R. Edward Nestlerode, Jr.	0

The Bank appointed the following committees for 2007:

Committee	Members	Number of Times Met During 2007
AUDIT:	H. Thomas Davis, Jr., James M. Furey, II, D. Michael Hawbaker, Leroy H. Keiler, III, R. Edward Nestlerode, Jr., and James E. Plummer	4
BUILDING & INSURANCE:	Michael J. Casale, Jr., H. Thomas Davis, Jr., James M. Furey, II, Jay H. McCormick, and Hubert A. Valencik	2
EXECUTIVE:	Lynn S. Bowes, Michael J. Casale, Jr., H. Thomas Davis, Jr., Jay H. McCormick, and R. Edward Nestlerode, Jr.	0
COMPENSATION & BENEFITS:	Lynn S. Bowes, Michael J. Casale, Jr., Jay H. McCormick, R. Edward Nestlerode, Jr., and James E. Plummer	1
ASSET LIABILITY:	Lynn S. Bowes, James M. Furey, II, D. Michael Hawbaker, Leroy H. Keiler, III, James E. Plummer, William H. Rockey, Hubert A. Valencik, Ronald A. Walko, Thomas A. Donofrio, Brian L. Knepp, Ann M. Riles, and Janine E. Packer. Mr. Donofrio, Mr. Knepp, Mrs. Riles, and Mrs. Packer are employees of the Bank.	4

The Audit Committee is composed of six (6) independent directors of the Bank who are directors of the Corporation. The Audit Committee operates under a written charter, a copy of which is available on our website, www.jssb.com, under Investor Relations/ Financial Information/ Governance Documents and is available upon written request to the President.

The Board of Directors of the Corporation met thirteen (13) times during 2007. The Board of Directors of the Bank met twenty-seven (27) times during 2007. All of the Directors attended at least 75% of the aggregate of all meetings of the Board of Directors and the Committees of which they were members.

In the view of the Board of Directors, all directors who are independent within the meaning of the NASDAQ listing standards should participate in the selection of director nominees. Accordingly, all directors, except for Directors Walko, Rockey, and Valencik, participate in the selection of director nominees. Directors who participate in the selection of director nominees operate under a written charter, a copy of which is available on our website, www.jssb.com, under Investor Relations/ Financial Information/ Governance Documents and is available upon request to the President. Independent directors considering the selection of director nominees will consider candidates recommended by shareholders. Shareholders desiring to submit a candidate for consideration as a nominee of the Board of Directors must submit the same information with regard to the candidate as that required to be included in the Corporation's proxy statement with respect to nominees of the Board of Directors in addition to any information required by the Bylaws of the Corporation. Shareholder recommendations should be submitted in writing to Penns Woods Bancorp, Inc., 300 Market Street, Williamsport, PA 17701 (Attention: President and Chief Executive Officer), on or before December 31 of the year preceding the year in which the shareholder desires the candidate to be considered as a nominee. Although the Board of Directors at this time does not utilize specific written qualifications, candidates must have a general understanding of the financial services industry or otherwise be able to provide some form of benefit to the Corporation's business, possess the skills and capacity necessary to provide strategic direction to the Corporation, be willing to represent the interests of all shareholders, be able to work in a collegial board environment, and be available to devote the necessary time to the business of the Corporation. In addition to these requirements, candidates will be considered on the basis of diversity of experience, skills, qualifications, occupations, education, and backgrounds, and whether the candidate's skills and experience are complementary to the skills and experience of other Board members. Candidates recommended by shareholders will be evaluated on the same basis as candidates recommended by the independent directors.

Nominations for director to be made at the Annual Meeting by shareholders entitled to vote for the election of directors must be submitted to the Secretary of the Corporation not less than ninety (90) days or more than one hundred fifty (150) days prior to the Annual Meeting, which notice must contain certain information specified in the Bylaws. No notice of nomination for election as a director has been received from any shareholder as of the date of this Proxy Statement. If a nomination is attempted at the Annual Meeting that does not comply with the procedures required by the Bylaws or if any votes are cast at the Annual Meeting for any candidate not duly nominated, then such nomination and/or such votes may be disregarded.

COMPENSATION OF DIRECTORS

Director Compensation Table

Name	Fees Earned Or Paid In Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(1)	All Other Compensation ($)	Total ($)
Lynn S. Bowes	$ 29,700	$ —	$ —	$ —	$ 502	$ —	$ 30,202
Michael J. Casale, Jr.	$ 29,000	$ —	$ —	$ —	$ 123	$ —	$ 29,123
H. Thomas Davis, Jr.	$ 25,700	$ —	$ —	$ —	$ —	$ —	$ 25,700
James M. Furey, II	$ 32,600	$ —	$ —	$ —	$ 96	$ —	$ 32,696
D. Michael Hawbaker	$ 12,000	$ —	$ —	$ —	$ —	$ —	$ 12,000
Leroy H. Keiler, III	$ 31,800	$ —	$ —	$ —	$ —	$ —	$ 31,800
Jay H. McCormick	$ 29,000	$ —	$ —	$ —	$ 590	$ —	$ 29,590
R. Edward Nestlerode, Jr.	$ 27,600	$ —	$ —	$ —	$ —	$ —	$ 27,600
James E. Plummer	$ 25,600	$ —	$ —	$ —	$ —	$ —	$ 25,600
Hubert A. Valencik	$ 30,600	$ —	$ —	$ —	$ —	$ —	$ 30,600

(1) Represents portion of interest credited to the director's deferred fee account which exceeds 120% of the applicable federal rate under the Internal Revenue Code. The director fee agreements are described below.

All Directors of the Bank received $800 for each meeting of the Board of Directors, $500 for each Audit or Asset Liability Committee meeting, and $400 for all other committee meetings of the Board of Directors of the Bank held during 2007. A $7,000 retainer fee was also paid to each Director of the Corporation during 2007. In addition, Directors receive compensation for accompanying an officer on property appraisals at a rate of $20 for the first hour and $10 for each subsequent hour. The Secretary of the Board of Directors also receives $150 for each Board meeting. In the aggregate, the Board of Directors earned $254,400 for all Board of Directors' meetings and committee meetings of the Bank attended. This total also includes the total received for appraisals, and the secretarial function. A portion of fees earned was used to fund a deferred compensation plan for the Directors who participated in the plan.

The Bank and Messrs. Bowes, Casale, Furey, McCormick, Rockey, and Walko have entered into director fee agreements pursuant to which each participating director may defer payment of all or a portion of his director's fees. The Bank has established a deferral account for each participating director on its books. Benefits are funded by each director's fees and the Bank's general assets and are payable upon retirement, early termination, disability, death, or the occurrence of a change in control of the Company or the Bank. Interest is credited to each deferral account at an annual rate equal to 50% of the Corporation's return on equity for the immediately prior year, compounded monthly. Following termination of service, interest is credited to a deferral account at a rate based on the yield of the 10-year treasury note. A participating director may receive a benefit if the Board of Directors has determined that, following a request by a participating director, such director has suffered a severe unforeseeable financial hardship and becomes payable at the board's discretion. Generally, the payments are payable, at the participating director's election, in a lump sum or in 60 equal monthly installments. Following the occurrence of a triggering event, payments will commence within 30 days after, at the participating director's election, his retirement or termination of service or the occurrence of a change in control of the Company or the Bank. If payments were not triggered until the participating director's death, the benefits will be paid within 90 days following receipt of the director's death certificate. For more information regarding the agreements with Messrs. Walko and Rockey, see the "Executive Compensation" discussion below.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Director Plummer retired from Jersey Shore State Bank in June 1995. He was the President of Lock Haven Savings Bank until April 1995. He is currently a member of the Compensation and Benefits Committee. Mr. Plummer has no disclosable relationships or related transactions with the Corporation or any other subsidiary. He is Secretary of the Board of Directors of the Bank. Directors Bowes, Casale, Davis, Furey, Keiler, Nestlerode, and Valencik have lending relationships with Jersey Shore State Bank, our wholly-owned banking subsidiary, which were made, and presently are, in compliance with Regulation O. For more information relating to loans to our directors, see "Certain Transactions." With these exceptions, no member of the Compensation and Benefits Committee (i) was, during the 2007 fiscal year, or had previously been, an officer or employee of the Corporation or its subsidiaries nor (ii) had any direct or indirect material interest in a transaction of the Corporation or a business relationship with the Corporation, in each case that would require disclosure under applicable rules of the SEC. No other interlocking relationship existed between any member of the Compensation and Benefits Committee or an executive officer of the Corporation, on the one hand, and any member of the Compensation Committee (or committee performing equivalent functions, or the full Board of Directors) or an executive officer of any other entity, on the other hand, requiring disclosure pursuant to the applicable rules of the SEC.

ELECTION OF DIRECTORS

The Bylaws provide that the Board of Directors shall consist of not less than five (5) nor more than twenty-five (25) Directors who are shareholders, the exact number to be fixed and determined from time to time by resolution of the full Board of Directors or by resolution of the shareholders at any annual or special meeting. The Board of Directors has set the number of Directors at twelve (12) with the number adjusting to ten (10) following the expiration of the terms of Lynn S. Bowes and Jay H. McCormick upon election of the nominees for Class 3 Directors at the Annual Meeting. The Bylaws further provide that the Directors shall be divided into three (3) classes, as nearly equal in number as possible, known as Class 1, Class 2, and Class 3. Due to the retirement of two Class 3 Directors, James M. Furey, II has voluntarily changed from a Class 2 to a Class 3 Director in order to maintain three nearly equal classes. The Directors of each class serve for a term of three (3) years and until their successors are elected and qualified. Under Pennsylvania law, and the Corporation's articles of incorporation, Directors of the Corporation can be removed from office by a vote of shareholders only for cause. The Directors of the Corporation serve as follows:

Nominees for election as Class 3 Directors to serve until 2011:	Class 1 Directors whose term expires in 2010:	Class 2 Directors whose term expires in 2009:
H. Thomas Davis, Jr. (age 59)	Michael J. Casale, Jr. (age 56)	Leroy H. Keiler, III (age 44)
James M. Furey, II (age 60)	R. Edward Nestlerode, Jr. (age 55)	James E. Plummer (age 65)
D. Michael Hawbaker (age 40)	William H. Rockey (age 61)	Hubert A. Valencik (age 66)
	Ronald A. Walko (age 61)	

The Board of Directors has affirmatively determined that all of the Corporation's Directors are independent within the meaning of the NASDAQ listing standards, except for Ronald A. Walko, President and Chief Executive Officer of the Corporation and the Bank, William H. Rockey, Senior Vice President of the Corporation and the Bank, and Hubert A. Valencik, retired Chief Operations Officer of the Bank and former Senior Vice President of the Corporation (2005). The Board categorically determined that a lending relationship resulting from a loan made by the Bank to a Director would not affect the determination of independence if the loan complies with Regulation O under the federal banking laws. The Board also categorically determined that maintaining with the Bank a deposit, savings, or similar account by a Director or any of the Director's affiliates would not affect the determination of independence if the account is maintained on the same terms and conditions as those available to similarly situated customers.

The proxies solicited hereunder will be voted "FOR" (unless otherwise directed) the three (3) nominees listed previously for election as Class 3 Directors. Each nominee has agreed to serve if elected and qualified. The Corporation does not contemplate that any nominee will be unable to serve as a Director for any reason. However, in the event one or more of the nominees should be unable to stand for election, Proxies will be voted for the remaining nominees and such other persons selected by the Board of Directors, in accordance with the best judgment of the Proxy holders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

PRINCIPAL OWNERS

As of March 4, 2008, there were no persons who owned of record or who are known by the Board of Directors to be beneficial owners of more than 5% of the Corporation's Common Stock.

BENEFICIAL OWNERSHIP AND OTHER INFORMATION REGARDING DIRECTORS AND MANAGEMENT

The following table sets forth as of March 4, 2008, information regarding the number of shares and percentage of the outstanding shares of common stock beneficially owned by each director, executive officer, and as a group. Unless otherwise indicated in a footnote, shares of our common stock have not been pledged as security.

Name	Principal Occupation for Past Five Years	Amount & Nature of Beneficial Ownership (1)		% of Total Shares Outstanding
Lynn S. Bowes	Farmer	75,937	(2)	1.96%
Michael J. Casale, Jr.	Partner in the Law Firm of Casale & Bonner PC	20,584	(3)	0.53%
H. Thomas Davis, Jr.	President & Chief Executive Officer of Franklin Insurance Co., Inc.	18,126	(4)	0.47%
Thomas A. Donofrio	Executive Vice President & Chief Administrative Officer of the Bank	773	(5)	0.02%
James M. Furey, II	President & Owner of Eastern Wood Products	13,200	(6)	0.34%
Leroy H. Keiler, III	Leroy H. Keiler, III, Attorney at Law	437	(7)	0.01%
D. Michael Hawbaker	Executive Vice President of Glenn O. Hawbaker, Inc.	200	(8)	0.01%
Brian L. Knepp	Principal Accounting Officer of the Corporation; Vice President of Finance of the Bank	86	(9)	0.00%
Jay H. McCormick	Retired, Former President & Owner of J.H.M. Enterprises, Inc.	31,893	(10)	0.82%
R. Edward Nestlerode, Jr.	Vice President of Nestlerode Co., Inc.	13,788	(11)	0.36%
James E. Plummer	Secretary of the Bank; Retired, Former President of Lock Haven Savings Bank	36,492	(12)	0.94%
William H. Rockey	Senior Vice President of the Bank; Senior Vice President of the Corporation; Former President of First National Bank of Spring Mills	32,293	(13)	0.83%
Hubert A. Valencik	Retired; Former Senior Vice President & Chief Operations Officer of the Bank; Former Senior Vice President of the Corporation	15,078	(14)	0.39%
Ronald A. Walko	President & Chief Executive Officer of the Bank; President and Chief Executive Officer of the Corporation	19,290	(15)	0.50%
All Executive Officers and Directors as a group		278,177		7.18%

1) The amounts include the following shares of our common stock that the individual has the right to acquire as of March 4, 2008 by exercising outstanding stock options:

R. Edward Nestlerode, Jr.	1,023	Lynn S. Bowes	693	James M. Furey, II	363
James E. Plummer	1,023	H. Thomas Davis, Jr.	660		
Ronald A. Walko	1,089	Jay H. McCormick	693		

Total shares available to acquire by exercising outstanding stock options: 5,544

(2) Includes 45,881 shares held jointly with spouse, 26,065 shares held individually, and 3,298 shares held beneficially.
(3) Includes 14,918 shares held jointly with spouse, and 5,666 shares held beneficially.
(4) Includes 17,466 shares held individually.
(5) Includes 400 shares held jointly with spouse, and 373 shares held individually.
(6) Includes 6,147 shares held jointly with spouse, 6,110 held individually, and 580 shares held beneficially.
(7) Includes 437 shares held jointly with spouse.
(8) Includes 200 shares held jointly with spouse.
(9) Includes 86 shares held individually.
(10) Includes 25,659 shares held individually, and 5,541 shares held beneficially.
(11) Includes 6,236 shares held jointly with spouse, 5,189 shares held individually, and 1,340 shares held beneficially with children and Nestlerode Co., Inc.
(12) Includes 25,112 shares held jointly with spouse, 8,790 shares held individually, and 1,567 shares held beneficially.
(13) Includes 31,670 shares held jointly with spouse, and 623 shares held individually.
(14) Includes 3,310 shares held jointly with spouse, and 11,768 shares held individually.
(15) Includes 16,863 shares held jointly with spouse, 819 shares held individually, and 519 shares held beneficially.

SECTION 16 (a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") requires our officers and directors, and any persons owning ten percent or more of our common stock, to file in their personal capacities initial statements of beneficial ownership on Form 3, statements of changes in beneficial ownership on Form 4, and annual statements of beneficial ownership on Form 5 with the Securities and Exchange Commission (the "SEC"). Persons filing such beneficial ownership statements are required by SEC regulation to furnish us with copies of all such statements filed with the SEC. The rules of the SEC regarding the filing of such statements require that "late filings" be disclosed in the Corporation's proxy statement. Based solely on our review of any copies of such statements and amendments thereto furnished to us, we believe that all such statements were timely filed in 2007.

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Discussion and Analysis addresses the following issues: members of the Compensation and Benefits Committee ("the Committee") and their role, compensation-setting process, philosophy regarding executive compensation, and components of executive compensation.

Committee Members and Independence
The Committee is comprised of five (5) independent directors under NASDAQ listing standards. The members of the Committee are: Lynn S. Bowes, Michael J. Casale Jr., Jay H. McCormick, R. Edward Nestlerode Jr., and James E. Plummer.

Role of Committee
The Committee's focus is to establish a compensation policy and philosophy that will enable the Corporation to attract, retain, motivate, and reward executive officers that are critical to the success of the Corporation. In doing so, the Committee:
* reviews and adjusts the principles guiding the compensation policy to maintain alignment with short and long-term strategic goals and to build shareholder value;
* establishes performance objectives including, but not limited to, earnings, return on assets, return on equity, total assets, and quality of the loan portfolio;
* evaluates the performance of the executive officers in comparison to the performance goals;
* determines the compensation of executive officers and the components of the compensation;
* administers the retirement plans of the Corporation, including the defined benefit, defined contribution, and 401k plans;
* administers the 2006 Employee Stock Purchase Plan;
* recommends changes to compensation plans, cash or equity, to the full Board of Directors;
* reviews and recommends changes to succession plans; and
* reviews and recommends changes to Director compensation.

Committee Meetings
The Committee meets as often as necessary with one meeting being held during 2007 to determine and approve wage and benefit changes for the 2008 fiscal year. The Committee works with the President and Chief Executive Officer to determine the meeting agenda, material to be reviewed, and discussion with consultants, as needed. The materials and inputs utilized may include, but are not limited to, the following:
* financial reports outlining budget to actual performance;
* reports of corporate achievement/recognition by outside parties;
* forecasted financial results as compared to the current budget and actual results;
* peer financial analysis and comparison;
* completion and progress of meeting strategic goals;
* peer equity and cash compensation data;
* national and regional compensation surveys; and
* financial impact of current and proposed compensation programs.

Committee Process
The Committee tends to set the compensation of the executive officers and other employees during the fourth quarter of each fiscal year for the next year. Although the decisions are made in the fourth quarter, the Committee continuously monitors the performance of the Corporation and executives throughout the year as part of the routine full Board of Director meetings.

The Committee utilizes the input and assistance of management when making compensation decisions. Management input includes:
* employee performance evaluations and compensation recommendations;
* reporting actual and forecasting future results;
* establishing performance objectives;
* review and recommendations of non-cash employee compensation programs; and
* assistance with Committee meeting agendas.

The President and Chief Executive Officer has direct involvement with the Committee during the meetings in order to provide guidance on the attainment of strategic goals, executive officer performance evaluations, and recommendation of executive officer compensation packages, other than his own.

Annually the Committee meets to evaluate the performance of the executive officers, set the compensation for the following fiscal year, and to determine their cash bonus for the current year.

Compensation Elements
Base Salary
The Committee believes that the base salary of the executive officers is the cornerstone of the compensation package and provides the majority of compensation to the executive. The base salary provides a consistent level of pay to the executive, which the Committee feels decreases the amount of executive turnover, promotes the long-term goals of the Corporation, and is a tax deductible expense. The factors used in determining the level of base salary include the executive's qualifications and experience, tenure with the Corporation, responsibilities, attainment of goals and objectives, past performance, and peer practices. A review of past performance and the attainment of goals and objectives are reviewed annually as part of the formal annual performance review. During the review, objectives and goals for the next year and upcoming milestones related to the Corporate strategic plan are discussed. Peers for the Corporation are bank holding companies within the Philadelphia Federal Reserve District with assets between $500 million and $1 billion. Data for these peers is gathered from various sources including, but not limited to, Securities and Exchange Commission filings, Federal Reserve filings, and other information released by the peer.

Annual Bonus Program
The Committee administers an annual cash bonus program to reward executive officers and other officers for their continued support and attainment of Corporate and personal goals as outlined during the annual performance review as noted in the Base Salary discussion. Cash payments are approved by the Committee based on the recommendation of the President and Chief Executive Officer except for his, which is determined by the Committee. The program is not tied to specific performance targets, but rather is determined at the discretion of the Committee based on the level of net income, return on assets, return on equity, quality of the loan portfolio, and attainment of goals or exceptional personal performance.

Equity Awards
The Committee currently does not use stock options as part of the compensation package for executive officers. The Committee feels that the cash compensation provided at this time adequately rewards executive officers for their contribution to the Corporation. In addition, the Committee believes shareholder value is better enhanced by the use of cash payments to executive officers versus the issuance of options, which may lead to an increased number of outstanding shares causing diminished share based returns. Executive officers, as with all employees, wishing to acquire the Corporation's stock are eligible to participate in the 2006 Employee Stock Purchase Plan.

Additional Benefits
Executive officers may participate in other employee benefit programs that are generally available to the other employees of the Corporation. Other perquisites received by executive officers are described within this Proxy Statement as part of the Summary Compensation table.

Employment, Severance and Change-in-Control Agreements
The Committee has issued severance and change-in-control agreements to two executive officers. A discussion of each executive's agreement follows.

Mr. Ronald A. Walko
In August of 1991, Mr. Walko entered into an Employment Agreement with the Bank. Under the terms of the Employment Agreement, he will receive an annual base salary of at least $254,826. The term of the Agreement was five years, subject to automatic renewal after each successive five-year term. The Agreement was renewed in 2006 for a five-year period.

Under the current Employment Agreement, increases in compensation will be determined in accordance with the annual performance evaluation. Mr. Walko has the right to terminate this agreement upon 60 days written notice to the Bank if he does not receive an increase in compensation on each annual anniversary date. The Bank will also provide at its expense Mr. Walko with an automobile for business purposes, annual membership at the Ross Club or similar organization, and all benefits provided to other employees as set forth in the Employee Handbook.

The Employment Agreement may be terminated by the Bank for cause, willful misconduct or refusal in carrying out the duties assigned by the Board of Directors, whereby the Bank shall pay one-half the salary to Mr. Walko for the period of time between the Date of Termination and the end of term of the Agreement, or the date Mr. Walko commences comparable employment on a full time basis elsewhere, whichever occurs first. If the agreement is terminated by the Bank without cause, the Bank shall pay Mr. Walko his full salary for the period of time between the Date of Termination and the end of the term of the Agreement, or the date Mr. Walko commences comparable employment elsewhere on a full time basis, whichever occurs first. If during the term of the Agreement Mr. Walko dies or becomes disabled, Mr. Walko or his estate shall be paid an amount equal to six months compensation or the balance due on this contract, whichever is less. If Mr. Walko terminates this agreement because he is reduced to a lesser stature and authority, the Bank shall pay the balance of all sums due under the contract up to the Date of Termination. If Mr. Walko voluntarily terminates his agreement for reasons other than changes in stature and authority, he shall not work for another banking institution having an office in Lycoming County, Pennsylvania for a one-year period after the Date of Termination.

The Bank has entered into a severance agreement with Mr. Walko. Under the terms of the agreement, if the executive officer's employment is terminated within two years after a change in control of the Corporation he will be entitled to receive from the Bank (i) his full compensation and through the date of termination and (ii) a lump sum severance payment equal to two times the annual average of salary plus bonuses earned by him during the five calendar years preceding the date of termination; such amount would be prorated, however, if the termination occurs within two years of his 65th birthday. The Agreement also provides Mr. Walko with insurance coverage similar to those in effect immediately prior to the notice of termination for a period of twenty-four months; however, these will be reduced to the extent that he receives comparable benefits from another employer during the corresponding period. In addition to the retirement benefits he is entitled to receive under the Bank Pension Plan or any other pension or retirement plan in which he participates, the Corporation will pay him a lump sum equal to the actuarial equivalent of the excess of the accrued retirement pension up to the date of termination, adjusted for an additional twenty-four months of credited service at his compensation and the actual accrued up to his date of termination (in no event will months of age or service credit be accumulated after his 65th birthday).

During any period following a change in control of the Corporation, if employment is terminated by the employer for disability, or by the employer or the employee by reason of retirement or death, the benefits will be determined in accordance with the Corporation's programs then in effect. If the employee is terminated for cause subsequent to a change in control or terminates employment other than for Good Reason or retirement, he will receive full compensation through the date of termination and will have no further rights under this Agreement thereafter.

Mr. William H. Rockey
On January 11, 1999, Mr. Rockey entered into an Employment Agreement with the Corporation and the Bank. The initial term of the Agreement was three years and the Agreement annually renews for a term ending three years from each annual anniversary date. Under the terms of the Employment Agreement, he will receive an annual base salary of at least $96,700, subject to increases by the Bank. Mr. Rockey is also entitled to participate in any pension, retirement, profit sharing, stock option, incentive bonus, employee stock ownership or other plans, benefits and privileges available to employees and executive officers of the Corporation and the Bank.

The Agreement may be terminated by the Corporation and the Bank for cause (as defined in the Agreement), whereby the parties' obligations under the Agreement will cease. If the Agreement is terminated by the Corporation and the Bank without cause or Mr. Rockey voluntarily terminates his employment for good reason (as defined in the Agreement) following a change in control (as defined in the agreement), the Corporation or the Bank shall pay Mr. Rockey, in cash, within 30 days of termination, an aggregate amount equal to the greater of (x) two times Mr. Rockey's then base salary or (y) the aggregate amount of base salary due and payable over the remaining employment period at the time of termination; provided, however, that in the event the lump sum payment described above, when added to all other amounts or benefits provided to Mr. Rockey upon termination, would result in the imposition of an excise tax under Section 4999 of the Internal Revenue Code of 1986 (the "Code) such lump sum shall be reduced to the extent necessary to avoid imposition of the tax. If during the term of the Agreement Mr. Rockey voluntarily retires (not relating to a change in control), dies or becomes disabled, the obligations of the parties under the Agreement will cease, unless Mr. Rockey was previously terminated without cause or previously provided notice of termination for good reason following a change in control, in which case, Mr. Rockey, or his estate, as the case may be, will be entitled to the greater of the amount described in clauses (x) and (y) above.

The Agreement contains noncompete covenants which generally prohibit Mr. Rockey from engaging in banking activities within a county or any contiguous county in which a branch office of the Bank is located. These covenants extend for a period of one year in the event Mr. Rockey's employment is terminated for cause.

Mr. Thomas A. Donofrio
In May 2005, Mr. Donofrio entered into an employment agreement with the Bank as an Executive Vice President and Chief Administrative Officer. The term of the employment agreement extends through May 31, 2008 and is not being renewed.

The employment agreement currently provides for an annual base salary of $179,998, which may be increased from time to time by action of the Bank's Board of Directors. Mr. Donofrio is also entitled to participate in the incentive bonus and other benefit programs maintained by the Bank for similarly situated officers.

The employment agreement contains a change in control provision applicable to changes in control of the Corporation or the Bank. Generally, if Mr. Donofrio's employment terminates as a result of events of "good reason" such as involuntary termination, significant change to authority, relocation of office greater than 50 miles, or failure to provide similar benefits as specified in the employment agreement following a change in control of the Corporation or the Bank, Mr. Donofrio will be entitled to a cash payment equal to two times Mr. Donofrio's "base amount," as determined pursuant to Section 280G(b)(3) of the Internal Revenue Code (generally average annual income for the five years preceding the year in which a change in control occurs). If the Bank terminates Mr. Donofrio's employment in the absence of cause or disability during the employment period, the employment agreement provides that he will receive (i) continued payments of his base salary in effect on the Date of Termination plus an amount equal to his average bonus amounts during his employment for a period of twelve months or the period of time remaining on the employment period, whichever is longer, and (ii) medical benefits coverage for a period of two years following termination.

The employment agreement contains noncompete covenants which generally prohibit him from soliciting customers or engaging in banking activities within a county or any contiguous county in which a branch office of the Bank is located. These covenants extend for a period of one year following Mr. Donofrio's termination of employment, except for a termination by the Bank or Mr. Donofrio by delivery of a notice of non-renewal in which case the covenants extend one year following the end of the existing employment period.

COMPENSATION AND BENEFITS COMMITTEE REPORT

The Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis with management. Based on the Committee's review and discussion with management, the Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and in, through incorporation by reference from this proxy statement, our Annual Report on Form 10-K for the year ended December 31, 2007.

Lynn S. Bowes
Michael J. Casale, Jr.
Jay H. McCormick
R. Edward Nestlerode, Jr.
James E. Plummer

Notwithstanding anything to the contrary set forth in any of our previous filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that incorporate future filings, including this proxy statement, in whole or in part, the foregoing report shall not be incorporated by reference into any such filing.

EXECUTIVE COMPENSATION

The following table sets forth the annual compensation for services in all capacities to the Corporation and the Bank for the year ended December 31, 2007 for those persons who were as of December 31, 2007, the Principal Executive Officer, Principal Financial Officer, and other executive officers whose total compensation exceeded $100,000:

Summary Compensation Table

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(8)	All Other Compensation ($)(2)(3)	Total ($)
Ronald A. Walko	2007	$ 272,024	$ 87,668	$ —	$ —	$ —	$ 109,551	$ 8,431	$ 477,674
President and Chief Executive Officer (4)	2006	$ 260,214	$ 87,379	$ —	$ —	$ —	$ 63,567	$ 11,655	$ 422,815
Brian L. Knepp	2007	$ 83,538	$ 11,010	$ —	$ —	$ —	$ —	$ 6,325	$ 100,873
Principal Accounting Officer (5)	2006	$ 77,038	$ 8,822	$ —	$ —	$ —	$ —	$ 2,228	$ 88,088
Thomas A. Donofrio	2007	$ 179,998	$ 8,292	$ —	$ —	$ —	$ —	$ 12,728	$ 201,018
Executive Vice President and Chief Administrative Officer (6)	2006	$ 173,888	$ 10,616	$ —	$ —	$ —	$ —	$ 3,018	$ 187,522
William H. Rockey	2007	$ 145,476	$ 3,994	$ —	$ —	$ —	$ 35,067	$ 5,277	$ 189,814
Senior Vice President (7)	2006	$ 141,466	$ 3,931	$ —	$ —	$ —	$ 20,121	$ 5,347	$ 170,865

(1) Total includes base salary and director's fees for Messrs. Walko and Rockey and base salary for Messrs. Knepp and Donofrio. Messrs. Walko and Rockey received directors' fees of $27,000 and $27,800 in 2007 and $25,200 and $26,000 in 2006, respectively. A retainer fee of $7,000 and $6,000 is included in the directors' fee total for 2007 and 2006, respectively.

(2) The cost of certain perquisites and other personal benefits are not included because they do not exceed $10,000.

(3) Other compensation includes contributions by the Bank to the Bank's 401(k) Plan for the benefit of Mr. Walko, Mr. Knepp, Mr. Donofrio, and Mr. Rockey.

(4) Mr. Walko serves as both Chief Executive Officer and President of the Corporation and the Bank and is a member of the Board of Directors of the Corporation and the Bank.

(5) Mr. Knepp serves as the Principal Accounting Officer and Assistant Secretary of the Corporation and the Vice President of Finance for the Bank.

(6) Mr. Donofrio serves as both Chief Administrative Officer and Executive Vice President of the Corporation and the Bank.

(7) Mr. Rockey serves as Senior Vice President of the Corporation and the Bank, Secretary of the Corporation, and is a member of the Board of Directors of the Corporation and the Bank.

(8) The amounts in the Change in Pension Value and Nonqualified Deferred Compensation earnings column include (i) the aggregate change in the actuarial present value of the officer's accumulated benefit under the defined benefit pension plan for 2007 and 2006 ($109,474 and $63,339 for Mr. Walko and $34,940 and $19,725 for Mr. Rockey) and (ii) the portion of interest credited to a director's deferred fee account during 2007 and 2006 which exceeds 120% of the relevant applicable federal rate under the Internal Revenue Code ($77 and $228 for Mr. Walko and $127 and $396 for Mr. Rockey). A description of the director deferred fee agreements is included under the heading "Compensation for Directors."

OPTIONS/SAR GRANTS

There were no grants or exercises of stock options during the fiscal year 2007.

The following table shows certain information regarding outstanding equity awards to our named executive officers as of December 31, 2007.

Outstanding Equity Awards at Fiscal Year-End Table

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Ronald A. Walko	1,089	—	—	$ 40.29	12/17/2008	—	$ —	—	$ —
Brian L. Knepp	—	—	—	$ —	—	—	$ —	—	$ —
Thomas A. Donofrio	—	—	—	$ —	—	—	$ —	—	$ —
William H. Rockey	—	—	—	$ —	—	—	$ —	—	$ —

The following table shows contributions during and earnings for 2007, as well as the aggregate balance at December 31, 2007, for the director deferred fee accounts for Mr. Walko and Mr. Rockey. Mr. Knepp and Mr. Donofrio are not directors and accordingly do not participate in the director's deferred fee program.

Nonqualified Deferred Compensation Table

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)
Ronald A. Walko (1)	$ 16,000	$ —	$ 4,532	$ —	$ 88,340
Brian L. Knepp	$ —	$ —	$ —	$ —	$ —
Thomas A. Donofrio	$ —	$ —	$ —	$ —	$ —
William H. Rockey (1)	$ 20,800	$ —	$ 7,373	$ —	$ 140,013

(1) Of the amounts reported, all of the contributions are included in the Summary Compensation Table, and $77 and $127 of the earnings for Mr. Walko and Mr. Rockey, respectively, are included in the Summary Compensation Table.

RETIREMENT PLAN

The Bank maintains a noncontributory defined benefit pension plan ("the Plan") for all employees hired prior to January 1, 2004, meeting certain age and length of service requirements. Benefits are based primarily on years of service and the average annual compensation earned by an employee, which is the employee's annual compensation averaged over the five highest paid consecutive calendar years within the final ten years of employment. Annual compensation is based upon the employee's W-2 wages, which includes base salary, bonus, personal vehicle mileage for certain executive officers, and life insurance coverage that exceeds $50,000. The Bank's funding policy is consistent with the funding requirements of Federal law and regulations. Plan assets are comprised of common stocks and U.S. Government and corporate debt securities. The plan was amended, effective January 1, 2004, to cease eligibility for employees with a hire date of January 1, 2004 or later. Employees with a hire date of January 1, 2004 or later are eligible to receive, after one year of service, an annual contribution by the Bank equal to a discretionary percentage of an employee's base compensation into an account established for the employee under the 401(k) plan. The accrued Normal Retirement Benefit is determined by the following formula: 1.4% of the average annual compensation up to social security covered compensation multiplied by the credited service, plus 2% of the average annual compensation that is in excess of the Social Security covered compensation multiplied by the number of years of credited service.

The following table sets forth the total number of years of credited service and the present value of the accumulated benefit as of December 31, 2007 for the named executive officers who participate in the Plan.

Pension Benefits Table

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulation Benefit ($)	Payments During Last Fiscal Year ($)
Ronald A. Walko	Jersey Shore State Bank Retirement Plan	20.25	$ 623,039	$ —
William H. Rockey	Jersey Shore State Bank Retirement Plan	9.25	$ 153,828	$ —

OTHER POTENTIAL POST-EMPLOYMENT PAYMENTS

Each of Messrs. Walko, Donofrio, and Rockey will be entitled to certain contractual benefits if his employment terminates under certain circumstances preceding or following a change in control. The agreements are described under the caption "Employment, Severance and Change in Control Agreements" included in the Compensation Discussion and Analysis. We calculated the potential post-employment payments due to each of our named executive officers assuming each named executive officer terminated employment or a change in control occurred on December 31, 2007. Actual amounts payable can only be determined at the time of such executive's termination. The following table summarizes the potential payments to Messrs. Walko, Donofrio, and Rockey. Mr. Knepp is not a party to a contract which would provide post-employment payments.

	Absent a change in control			**Following a change in control**
	Involuntary Termination For Cause (1)	**Involuntary Termination Not For Cause (1)**	**Death or Disability (1)**	**Involuntary Termination Not For Cause OR Termination For Good Reason (1)**
Ronald A. Walko				
Base Salary	$ 479,820	$ 959,639	$ 130,107	$ 452,794
Bonus	$ —	$ —	$ —	$ 159,495
Medical continuation (2)	$ —	$ —	$ —	$ 28,062
Excess pension benefits	$ —	$ —	$ —	$ 114,921
Value of accelerated stock options (3)	$ —	$ —	$ —	$ —
Value of accelerated restricted stock (3)	$ —	$ —	$ —	$ —
Potential Excise Tax Gross-Up	$ —	$ —	$ —	$ —
Total	**$ 479,820**	**$ 959,639**	**$ 130,107**	**$ 755,272**
Thomas A. Donofrio				
Base Salary	$ —	$ 74,907	$ —	$ 361,977
Bonus	$ —	$ —	$ —	$ —
Medical continuation (2)	$ —	$ 28,062	$ —	$ —
Value of accelerated stock options (3)	$ —	$ —	$ —	$ —
Value of accelerated restricted stock (3)	$ —	$ —	$ —	$ —
Potential reduction in payout due to operation of Code Section 280G	$ —	$ —	$ —	$ —
Total	**$ —**	**$ 102,969**	**$ —**	**$ 361,977**
William H. Rockey				
Base Salary	$ —	$ 235,835	$ —	$ 235,835
Bonus	$ —	$ —	$ —	$ —
Medical continuation (2)	$ —	$ —	$ —	$ —
Value of accelerated stock options (3)	$ —	$ —	$ —	$ —
Value of accelerated restricted stock (3)	$ —	$ —	$ —	$ —
Potential reduction in payout due to operation of Code Section 280G	$ —	$ —	$ —	$ —
Total	**$ —**	**$ 235,835**	**$ —**	**$ 235,835**

(1) For base salary, bonus, and medical continuation payment calculation, and time and form of such payments, see "Employment, Severance and Change-in-Control Agreements."
(2) Calculated as the present value of $15,000 per year. Assumes no increase in the cost of welfare benefits. Assumes no tax on welfare benefits.
(3) All equity awards are vested.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	10,913	$ 37.60	—
Equity compensation plans not approved by security holders	—	—	—
Total	10,913	$ 37.60	—

PRINCIPAL OFFICERS OF THE CORPORATION

The following table lists the Executive Officers of the Corporation as of March 4, 2008:

Name	Age	Position and/or Offices With the Corporation	Bank Employee Since	Number of Shares of the Corporation	Year First Elected an Officer
Ronald A. Walko	61	President & Chief Executive Officer	1986	18,201	1987
Thomas A. Donofrio	53	Executive V.P & Chief Admin.Officer	2005	773	2005
Brian L. Knepp	33	Principal Accounting Officer	2005	86	2005
William H. Rockey	61	Senior Vice President	1999	32,293	1999

Mr. Walko joined the Bank in 1986 as Vice President and Senior Loan Officer. He was elected Executive Vice President and Chief Executive Officer of Penns Woods Bancorp, Inc. and the Bank in May 1999, and became President and Chief Executive Officer of Penns Woods Bancorp, Inc. and the Bank in August 2000.

Mr. Donofrio joined the Bank in 2005 as Executive Vice President and Chief Administrative Officer.

Mr. Knepp joined the Bank in 2005 as Vice President - Finance.

Mr. Rockey joined the Bank in 1999 as Senior Vice President.

Audit Committee Report

The audit committee of the Board of Directors is composed of six (6) independent directors as defined under NASDAQ listing standards. The audit committee operates under a written charter adopted by the Board of Directors, a copy of which is available on our website, www.jssb.com, under Investor Relations/ Financial Information/ Governance Documents and is available upon request to the President.

The audit committee has reviewed our audited financial statements for the fiscal year ended December 31, 2007, and discussed them with management and our independent auditor, S.R. Snodgrass, A.C. The audit committee also has discussed with our independent auditor the matters required to be discussed by the U.S. Statement on Auditing Standards No. 61, as amended.

The audit committee has received from our independent auditor the written disclosures and letter required by the U.S. Independence Standards Board Standard No. 1, and the audit committee has discussed with management and the independent accountant the accountant's independence.

Based on the review and discussions described above, the audit committee recommended to the Board of Directors that our audited financial statements for the fiscal year ended December 31, 2007 be included in our Annual Report on Form 10-K for that fiscal year for filing with the SEC.

In connection with standards for independence of our external auditors issued by the Public Company Accounting Oversight Board, during the 2008 fiscal year the audit committee will undertake to consider in advance of the provision of any nonaudit services by our independent accountant whether the provision of such services is compatible with maintaining the independence of our external auditors.

This report is not intended to be incorporated by reference into any filing made by Penns Woods Bancorp, Inc. with the Commission under the Securities Act of 1933, as amended or the Securities Exchange Act of 1934, as amended.

Members of the Audit Committee

H. Thomas Davis Jr., James M. Furey II, D. Michael Hawbaker,
Leroy H. Keiler III, R. Edward Nestlerode Jr., and James E. Plummer

Audit Fees

The fees for professional services incurred by the Corporation for services rendered by the Corporation's independent auditors in connection with the audit of the Corporation's financial statements for the years ended December 31, 2007 and December 31, 2006, and the review of the Corporation's Forms 10-Q for such fiscal years were $110,469 and $101,378, respectively. All such services were performed by permanent, full-time employees of S.R. Snodgrass, A.C.

Audit-Related Fees

Audit-Related fees for the performance of the audits of the Bank's employee benefit plans' financial statements for the years ended December 31, 2007 and December 31, 2006, were $12,500 and $14,162, respectively.

Tax Fees

Tax fees for the years ended December 31, 2007 and December 31, 2006 resulting from services provided by the Corporation's independent auditors totaled $13,150 and $11,803, respectively.

Other Fees

Fees billed to the Corporation and Bank by S.R. Snodgrass, A.C. for years ended December 31, 2007 and December 31, 2006 for other services totaled $400 and $4,670, respectively. These services related to consulting services provided for strategic planning sessions with the Board of Directors.

Pre-approval of Audit and Permissible Non-Audit Services

The Audit committee of the Board of Directors pre-approves all audit and permissible non-audit services provided by the Corporation's independent auditors. All of the services provided by S.R. Snodgrass, A.C. set forth above were pre-approved by the Audit Committee.

Audit Committee Financial Expert

The Board of Directors has designated James E. Plummer as the audit committee financial expert, and has determined that Mr. Plummer is independent within the meaning of the NASDAQ listing standards.

SHAREHOLDER PROPOSALS

Securities and Exchange Commission Regulations permit shareholders to submit proposals for consideration at Annual Meetings of Shareholders. Any such proposals for the Corporation's Annual Meeting of Shareholders to be held in 2009, must be submitted in writing to the President of Penns Woods Bancorp, Inc., at its principal executive office, 300 Market Street, Williamsport, PA 17701, on or before November 19, 2008, and must comply with applicable regulations of the SEC in order to be included in proxy materials relating to that Meeting.

A shareholder proposal submitted after November 19, 2008, or which does not otherwise meet the requirements of the Securities and Exchange Commission, will not be included in the Corporation's proxy statement for the annual meeting to be held in 2009, but may be presented for consideration at the annual meeting, if submitted to the Secretary of the Corporation not less than ninety (90) days or more than one hundred fifty (150) days prior to the annual meeting, which proposal must contain certain information required by the Bylaws. If the shareholder intending to present such a proposal has not provided the Corporation written notice of the matter on or before January 25, 2009, the proxy holders of the Board of Directors will have discretionary authority to vote on such proposal at the meeting.

CERTAIN TRANSACTIONS

NASDAQ Marketplace Rule 4350(h) requires that we conduct an appropriate review of related party transactions for potential conflict of interest situations on an ongoing basis, and all such transactions must be approved by our Audit Committee or another independent body of the Board of Directors.

Our Code of Ethics and Conflicts of Interest policy requires all directors, officers and employees who may have a potential or apparent conflict of interest to notify our Human Resource Director. A potential conflict exits whenever an individual has an outside interest – direct or indirect – which conflicts with the individual's duty to the Corporation or any of its affiliates or adversely affects the individual's judgment in the discharge of his or her responsibilities. Prior to consideration, full disclosure of all material facts concerning the relationship and financial interest of the relevant individuals in the transaction is required The Code of Ethics and Conflict of Interest policy is available for review by contacting the President.

To identify related party transactions, each year, we submit and require our directors and officers to complete Director and Officer Questionnaires identifying any transaction with us or any of our subsidiaries in which the officer or director or their family members have an interest.

There have been no material transactions between the Corporation and the Bank, or any material transactions proposed, with any Director or executive officer of the Corporation and the Bank, or any associate of the foregoing persons. The Corporation and the Bank have had, and intend to continue to have, banking and financial transactions in the ordinary course of business with Directors and

Officers of the Corporation and the Bank and their associates on comparable terms and with similar interest rates as those prevailing from time to time for other customers of the Corporation and the Bank.

Total loans outstanding from the Bank at December 31, 2007 to the Corporation's and the Bank's Officers and Directors as a group and members of their immediate families and companies in which they had an ownership interest of 10% or more was $9,335,000 or approximately 13.23% of the total equity capital of the Bank. Loans to such persons were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features.

RATIFICATION OF INDEPENDENT AUDITORS

The Board of Directors of the Corporation has appointed the firm of S.R. Snodgrass, A.C., Certified Public Accountants (the "Auditors"), of Wexford, Pennsylvania, as the Corporation's independent auditors for its 2008 fiscal year. Such appointment was recommended by the audit committee and is being presented for shareholder ratification. A representative from the Auditors is expected to be present at the annual meeting, will be given an opportunity to make a statement if he or she desires to do so, and will be available to answer appropriate questions from shareholders.

The Auditors served as the Corporation's independent public accountants for the 2007 fiscal year, provided assistance to the Corporation and the Bank in connection with regulatory matters, charging the Bank for such services at its customary hourly billing rates. The non-audit services were approved by the Corporation's and the Bank's Board of Directors after due consideration of the effect of the performance thereof on the independence of the Auditors and after the conclusions by the Corporation's and the Bank's Board of Directors that there was no effect on the independence of the Auditors. The Auditors have advised the Corporation that none of its members have any financial interest in the company.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR RATIFICATION FOR THE APPOINTMENT OF S.R. SNODGRASS, A.C., AS THE CORPORATIONS' INDEPENDENT AUDITORS FOR THE 2008 FISCAL YEAR. The affirmative vote of a majority of all votes cast at the Annual Meeting is required to ratify the appointment. All proxies will be voted "FOR" ratification appointment unless a shareholder specifies to the contrary on such shareholder's proxy card.

ANNUAL REPORT

A copy of the Corporation's Annual Report and Form 10-K for its fiscal year ended December 31, 2007 is enclosed with this Proxy Statement. A representative of S.R. Snodgrass, A.C., the accounting firm that examined the financial statements in the Annual Report, will attend the Annual Meeting.

OTHER MATTERS

The Board of Directors of the Corporation is not aware that any other matters are to be presented for action, other than the matters described in the accompanying Notice of Annual Meeting of Shareholders. Because the Corporation has not received notice of any other matters to be presented for action at the meeting; if any other matters properly come before the Meeting, or any adjournments thereof, the proxy holders are authorized to vote thereon at their discretion.

All directors of the Corporation are expected to attend the Corporation's Annual Meeting of Shareholders. In 2007, eleven directors attended the Annual Meeting of Shareholders.

Shareholders may communicate directly with the Board of Directors of the Corporation by contacting the Corporation's President & Chief Executive Officer, Ronald A. Walko, 300 Market Street, Williamsport, PA 17701 (570-322-1111). All bona fide communications received by the Corporation's President & Chief Executive Officer will be relayed to the applicable member of the Board of Directors or, if no specific director is designated to receive the communication, the appropriate party.

ADDITIONAL INFORMATION

UPON WRITTEN REQUEST OF ANY SHAREHOLDER, A COPY OF THE CORPORATION'S REPORT ON FORM 10-K FOR ITS FISCAL YEAR ENDED DECEMBER 31, 2007 INCLUDING THE FINANCIAL STATEMENTS AND THE SCHEDULES THERETO, REQUIRED TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 13a-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, MAY BE OBTAINED, WITHOUT CHARGE, FROM RONALD A. WALKO, PRESIDENT, PENNS WOODS BANCORP, INC.

By Order of the Board of Directors,

Ronald A. Walko
President and Chief Executive Officer

Dated: March 25, 2008

Jersey Shore State Bank Locations


LYCOMING COUNTY
CLINTON COUNTY
MONTOURSVILLE
JERSEY SHORE
WILLIAMSPORT
DUBOISTOWN
MONTGOMERY
LOCK HAVEN
MILL HALL
CENTRE COUNTY
ZION
SPRING MILLS
CENTRE HALL
STATE COLLEGE

END

Penns Woods Bancorp, Inc.
P.O. Box 967
300 Market Street
Williamsport, PA 17703-0967